As filed with the Securities and Exchange Commission on February 10, 2006

Registration No. 333-131202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TEXAS UNITED BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Texas	6022	75-2768656
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

202 West Colorado

La Grange, Texas 78945

(979) 968-8451

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

L. Don Stricklin

President and Chief Executive Officer

202 West Colorado

La Grange, Texas 78945

(979) 968-8451

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copies to:

Charlotte M. Rasche	Garland W. Binns, Jr.
Bracewell & Giuliani LLP	Dover Dixon Horne PLLC
711 Louisiana Street, Suite 2300	425 West Capitol, 37th Floor
Houston, Texas 77002	Little Rock, Arkansas 72201
(713) 223-2300	(501) 375-9151

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting to buy these securities, in any state where the offer or sale is not permitted.

Subject to completion, dated February 10, 2006

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

You are cordially invited to attend the special meeting of shareholders of Northwest Bancshares, Inc. to be held on March 22, 2006 at 9:00 a.m. at 217 North Main, Keller, Texas.

At this important meeting, you will be asked to consider and vote on the approval of a merger agreement which provides for the merger of Northwest into Texas United Bancshares, Inc. If the merger is completed, Northwest shareholders will receive aggregate consideration of $31.0 million, consisting of a number of shares of Texas United common stock with an aggregate market value of $18.6 million and $12.4 million in cash, subject to possible adjustment as provided in the merger agreement. More specifically, each shareholder of Northwest will receive for each of their shares of Northwest common stock, $0.2480 in cash and a number of shares of Texas United common stock equal to the quotient obtained by dividing 0.3720 by the average trading price of the Texas United common stock on The Nasdaq Stock Market for the 40 trading days ending on and including the tenth trading day immediately prior to the closing date of the merger.

Based on the average trading price of Texas United common stock for the 40 trading days ending on November 22, 2005, the date the merger agreement was entered into, of $19.34 per share, and no adjustment to the cash portion of the merger consideration, shareholders of Northwest would receive 0.0192 shares of Texas United common stock, plus $0.2480 in cash, for each share of Northwest common stock they own. Based on the average trading price of Texas United common stock for the 40 trading days ending on February 3, 2006 of $18.50 per share, and assuming no adjustment to the cash portion of the merger consideration, shareholders of Northwest would receive 0.0201 shares of Texas United common stock, plus $0.2480 in cash, for each share of Northwest common stock they own. Assuming an exchange ratio of 0.0201, after completion of the merger, we expect that current Texas United shareholders will own approximately 90.25% of the combined company and shareholders of Northwest will own approximately 9.75% of the combined company.

Because the exchange ratio is based on the market value of a share of Texas United common stock for the 40 trading days ending on and including the tenth trading day preceding the closing date of the merger and the cash portion of the merger consideration is subject to possible adjustment, Northwest shareholders will not know the exact number of shares of Texas United common stock or exact amount of cash they will receive in the merger when they vote on the merger.

We cannot complete the merger unless Texas United obtains the necessary government approvals and unless the shareholders of Northwest approve the merger agreement. We are asking our shareholders to consider and vote on this merger proposal at Northwest’s special meeting of shareholders. This document contains a more complete description of the special shareholders’ meeting and the terms of the merger. We urge you to carefully review this entire document and the documents incorporated by reference. Your board of directors enthusiastically supports the merger and recommends that you vote in favor of the merger agreement.

W. Galen McCune

Chairman of the Board

Northwest Bancshares, Inc.

An investment in Texas United common stock in connection with the merger involves risks. See “ Risk Factors” beginning on page 19.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The securities we are offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Savings Association Insurance Fund, the Bank Insurance Fund or any other governmental agency.

Proxy statement/prospectus dated February 10, 2006

and first mailed to shareholders of Northwest on or about February 14, 2006

HOW TO OBTAIN ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Texas United from documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. This information is described on page 73 under “Where You Can Find More Information.” You can obtain free copies of this information by writing or calling:

Texas United Bancshares, Inc.

202 West Colorado

La Grange, Texas 78945

Attention: Jeffrey A. Wilkinson

Telephone: (979) 968-8451

To obtain timely delivery of the documents before the Northwest special meeting, you must request the information by March 10, 2006.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

This proxy statement/prospectus has been prepared as of February 10, 2006. There may be changes in the affairs of Texas United or Northwest since that date which are not reflected in this document.

Northwest Bancshares, Inc.

615 Byron Nelson Blvd.

Roanoke, Texas 76262

(817) 378-2250

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A special meeting of shareholders of Northwest Bancshares, Inc. will be held on March 22, 2006 at 9:00 a.m., local time, at 217 North Main, Keller, Texas, for the following purposes:

1.	to consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of November 22, 2005, by and between Texas United Bancshares, Inc. and Northwest pursuant to which Northwest will merge into Texas United, all on and subject to the terms and conditions contained therein;

2.	to consider and vote upon a proposal to adjourn the special meeting of shareholders to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

3.	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Only shareholders of record at the close of business on February 1, 2006 will be entitled to notice of and to vote at the meeting and at any adjournment or postponement of the meeting.

Shareholders of Northwest have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of Northwest common stock under applicable provisions of Texas law. In order for a shareholder of Northwest to perfect his or her right to dissent, such shareholder must file a written objection to the merger with Northwest prior to the special meeting, must not vote in favor of the merger agreement and must file a written demand with Texas United within ten days after delivery of notice that the merger has been effected for payment of the fair value of the shareholder’s shares of Northwest common stock. A copy of the applicable Texas statutory provisions is included as Appendix C to the accompanying proxy statement/prospectus and a summary of these provisions can be found under the caption “Proposal I—Approval of the Merger Agreement—Dissenters’ Rights of Northwest Shareholders.”

By Order of the Board of Directors,

W. Galen McCune

Chairman of the Board

Roanoke, Texas

February 10, 2006

Northwest’s board of directors unanimously recommends that you vote FOR the approval of the merger agreement and FOR the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement.

YOUR VOTE IS VERY IMPORTANT

A proxy card is enclosed. Whether or not you plan to attend the special meeting, please complete, sign and date the proxy card and promptly mail it in the enclosed envelope. You may revoke your proxy card in the manner described in the proxy statement/prospectus at any time before it is exercised. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

i

(continued)

Appendix A—Agreement and Plan of Reorganization

Appendix B—Opinion of Alex Sheshunoff & Co.

Appendix C—Provisions of the Texas Business Corporation Act Relating to Rights of Dissenting Shareholders

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	What will happen in the merger?

A:	In the merger, Northwest will be merged into Texas United, with Texas United being the surviving corporation. If the merger agreement is approved by the shareholders of Northwest and the merger is subsequently completed, holders of Northwest common stock will receive aggregate merger consideration of $31.0 million, consisting of a number of shares of Texas United common stock valued at $18.6 million and $12.4 million in cash, subject to possible adjustment as provided in the merger agreement. The market value of the Texas United common stock will be based on the average trading price of the Texas United common stock for the 40 consecutive trading days ending on and including the tenth trading day preceding the closing date. More specifically, Northwest shareholders will receive, for each share of Northwest common stock they own, $0.2480 in cash, plus a number of shares of Texas United common stock equal to the quotient obtained by dividing 0.3720 by the average trading price of the Texas United common stock. Based on the 40 day average trading price of the Texas United common stock ending on February 3, 2006 of $18.50 and assuming no adjustment to the cash portion of the merger consideration, Northwest shareholders would receive $0.2480 in cash and 0.0201 shares of Texas United common stock for each share of Northwest common stock they own.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger during the second quarter of 2006, although delays could occur.

Q:	What are the shareholders of Northwest being asked to vote upon?

A:	The shareholders of Northwest are being asked to vote upon proposals to approve:

•	the merger agreement providing for the merger of Northwest into Texas United; and

•	the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Q:	What votes are required for approval of the merger agreement and the adjournment of the special meeting?

A:	Approval of the merger agreement by Northwest shareholders requires the affirmative vote of holders of at least two-thirds of the shares of Northwest common stock outstanding on February 1, 2006. Approval of the adjournment of the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement requires the affirmative vote of a majority of the shares of Northwest common stock entitled to vote and represented at the special meeting, in person or by proxy, whether or not a quorum is present.

Q:	What is the recommendation of the Northwest board of directors?

A:	The board of directors of Northwest has approved and adopted the merger agreement and the transactions contemplated by the merger agreement. The board of directors of Northwest recommends that the shareholders of Northwest vote FOR approval of the merger agreement and FOR the adjournment of the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement.

Q:	What happens if I transfer my shares after the record date for the special meeting?

A:	The record date for the special meeting of Northwest is earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of common stock after the applicable record date, but prior to the merger, you will retain the right to vote at the special meeting, but the right to receive the merger consideration will transfer with the shares of stock.

Q:	What do I need to do now?

A:	After you have thoroughly reviewed this proxy statement/prospectus, simply indicate on your proxy card how you want to vote and sign, date and mail it in the enclosed postage-paid, pre-addressed, postage-paid envelope as soon as possible.

Q:	What happens if I don’t return a proxy card?

A:	Because approval of the merger agreement requires approval of the holders of at least two-thirds of the outstanding shares of common stock of Northwest, the failure to return your proxy card will have the same effect as a vote against the merger agreement, unless you attend the special meeting in person and vote for the merger agreement.

Q:	May I vote in person?

A:	Yes. You may attend the special meeting and vote your shares in person, whether or not you have returned a proxy card. However, to ensure your shares are represented, you should complete and return your proxy card in the enclosed envelope.

Q:	May I change my vote after I have submitted my proxy?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting by following the instructions as detailed in the section entitled “Northwest Special Meeting—Voting and Revocation of Proxies” on page 27. Before your proxy is voted, you may submit a new proxy or you may attend the special meeting and vote in person.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted, which will have the same effect as a vote against the merger agreement.

Q:	Do I have any rights to avoid participating in the merger?

A:	You have the right to vote against or withhold voting upon the proposal to approve the merger agreement, dissent from the merger and seek payment of the fair value of your shares in cash as described in “Proposal I—Approval of the Merger Agreement—Dissenters’ Rights of Northwest Shareholders” beginning on page 49. The appraised value of your shares of Northwest common stock may be more or less than the value of the Texas United common stock and cash being paid in the merger.

Q:	Should I send in my stock certificates now?

A:	No. As soon as practicable after completion of the merger, U.S. Stock Transfer Corporation, Texas United’s exchange agent, will send you written instructions for exchanging your stock certificates. In any event, you should not send your Northwest stock certificates with your proxy card.

Q:	Who can help answer my questions?

A:	If you have additional questions about the merger, you should contact W. Galen McCune at Northwest Bancshares, Inc., 615 Byron Nelson Blvd., Roanoke, Texas 76262, telephone (817) 378-2250.

SUMMARY

This brief summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. We urge you to carefully read this entire document and the other documents we refer to in this document. These documents will give you a more complete description of the transaction we are proposing. For more information about Texas United, see “Where You Can Find More Information” on page 73. We have included page references in this summary to direct you to other places in this proxy statement/prospectus where you can find a more complete description of the topics we have summarized.

The Companies

Texas United Bancshares, Inc.

202 West Colorado

La Grange, Texas 78945

(979) 968-8451

Texas United is the bank holding company for State Bank, GNB Financial, n.a. and Gateway National Bank. State Bank is a Texas banking association headquartered in La Grange, Texas with 22 full-service banking locations in central and south central Texas. Gateway National Bank is a national banking associated headquartered in Dallas, Texas with six Dallas area locations. GNB Financial, n.a. is a national banking association headquartered in Gainesville, Texas with seven full-service banking centers located in Cooke, Denton and Ellis counties, north and south of the Dallas-Fort Worth metroplex. Texas United also operates through State Bank five mortgage loan production offices and 11 limited services branches located in Houston, Austin and San Antonio. Texas United provides a wide range of financial services to small to medium-sized businesses, including commercial loans and commercial mortgage loans, and loans to individuals, including mortgage loans and consumer loans. As of September 30, 2005, on a consolidated basis, Texas United had total assets of $1.3 billion, total loans, including loans held for sale, of $847.9 million, total deposits of $880.7 million and shareholders’ equity of $109.0 million.

Northwest Bancshares, Inc.

615 Byron Nelson Blvd.

Roanoke, Texas 76262

(817) 378-2250

Northwest Bancshares, Inc. is the bank holding company for Northwest Bank, a commercial bank headquartered in Roanoke, Texas with five full-service branches in Roanoke, Fort Worth Stockyards, Keller, Haltom City and Azle, Texas. As of September 30, 2005, on a consolidated basis, Northwest had total assets of $124.9 million, total loans of $96.2 million, total deposits of $112.4 million and shareholders’ equity of $11.8 million. Immediately following the merger, Northwest Bank will be merged into GNB Financial, n.a.

Proposed Merger of Northwest into Texas United

We have attached the merger agreement to this document as Appendix A. Please read the entire merger agreement. It is the legal document that governs the merger.

We propose a merger whereby Northwest will merge into Texas United with Texas United as the surviving corporation. Immediately following the merger, Northwest Bank will be merged into GNB Financial, n.a. We expect to complete the merger in the second quarter of 2006, although delays could occur.

Terms of the Merger of Northwest into Texas United (page 28)

Pursuant to the terms of the merger agreement, in exchange for all of the outstanding shares of Northwest common stock, Texas United will issue a number of shares of Texas United common stock valued at $18.6 million and pay $12.4 million in cash, subject to possible adjustment as provided in the merger agreement. Specifically, Northwest shareholders will receive, for each share of Northwest common stock they own, a number of shares of Texas United common stock equal to the quotient obtained by dividing 0.3720 by the average trading price of the Texas United common stock plus $0.2480 in cash, subject to adjustment as provided in the merger agreement. The average trading price is the closing sale price per share of the Texas United common stock for the 40 consecutive trading days prior to and including the tenth trading day preceding the closing date of the merger. The cash portion of the merger consideration is subject to decrease in the manner and under the circumstances set forth in the merger agreement in the event that Northwest’s equity capital is less than $11.8 million on the last day of the calendar month immediately preceding the month in which the merger becomes effective.

Assuming no adjustment to the cash consideration and the 40 trading day average trading price of the Texas United common stock ending on February 3, 2006 of $18.50, as a result of the merger, Northwest’s shareholders would receive $0.2480 in cash and 0.0201 shares of Texas United common stock for each share of Northwest common stock they own. As a result of potential changes to the cash portion of the merger consideration and the average trading price of Texas United common stock, you will not know the exact amount of cash or number of shares of Texas United common stock you will receive in connection with the merger when you vote on the merger agreement.

Certain Material Federal Income Tax Consequences (page 45)

The merger is intended to qualify as a reorganization under the Internal Revenue Code of 1986, as amended. As a result of shareholders of Northwest receiving a combination of Texas United common stock and cash in exchange for Northwest common stock, in general, shareholders of Northwest will recognize gain, but not loss, equal to the lesser of cash received or gain realized in the merger. The amount of gain realized will equal the amount by which the cash, if any, plus the fair market value, at the effective time of the merger, of the Texas United common stock, exceeds the basis in the Northwest common stock to be surrendered in exchange therefor.

This tax treatment may not apply to every shareholder of Northwest. Determining the actual tax consequences of the merger to you may be complicated and will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

Opinion of Northwest’s Financial Advisor (page 31)

Alex Sheshunoff & Co. has delivered a written opinion to the board of directors of Northwest that, as of the date of this proxy statement/prospectus, the merger consideration is fair to the holders of Northwest common stock from a financial point of view. In requesting Alex Sheshunoff & Co.’s advice and opinion, no instructions were given and no limitations were imposed by Northwest upon Alex Sheshunoff & Co. with respect to the investigations made or procedures followed by it in rendering its opinion. We have attached this opinion to this document as Appendix B. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by Alex Sheshunoff & Co. in providing its opinion.

Texas United Plans to Continue to Pay Quarterly Dividends (page 65)

Following the merger, subject to applicable statutory and regulatory restrictions and depending on its earnings and financial condition, Texas United intends to continue its practice of paying quarterly cash dividends. For each quarter of 2005, Texas United paid a cash dividend of $0.08 per share.

Ownership of Texas United After the Merger

Assuming an exchange ratio of 0.0201, based on an assumed average trading price of Texas United common stock of $18.50, and 49,995,224 shares of Northwest common stock outstanding as of February 1, 2006 and no dissenting shares, Texas United would issue a total of approximately 1,004,904 shares of its common stock to Northwest shareholders. Based on these assumptions and 9,301,533 outstanding shares of Texas United common stock as of February 1, 2006, after the merger on a fully diluted basis, former Northwest shareholders would own approximately 9.75% of the outstanding shares of Texas United common stock.

Comparative Stock Prices (page 65)

Shares of Texas United common stock are quoted on the Nasdaq Stock Market under the symbol “TXUI.” On November 22, 2005, the last trading day before the merger was announced, Texas United common stock closed at $18.93 per share. On February 3, 2006, Texas United closed at $18.50 per share. The market price of Texas United common stock will fluctuate prior to the merger. You should obtain the current stock quotation for Texas United common stock. Shares of Northwest are not traded on any established public trading market.

Northwest Special Shareholders’ Meeting (page 26)

The special meeting of shareholders of Northwest will be held on March 22, 2006, at 9:00 a.m., local time, at 217 North Main, Keller, Texas. At the special meeting, you will be asked:

•	to consider and vote upon a proposal to approve the merger agreement which provides for the merger of Northwest into Texas United;

•	to consider and vote upon a proposal to adjourn the special meeting of shareholders to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

•	to act on any other matters that may be properly submitted to a vote at the special meeting or any adjournment or postponement of the special meeting.

Northwest Record Date Set at February 1, 2006; At Least Two-Thirds Shareholder Vote Required to Approve the Merger Agreement (page 26)

You may vote at the special meeting of Northwest shareholders if you owned Northwest common stock at the close of business on February 1, 2006. You can cast one vote for each share of Northwest common stock you owned at that time. As of the record date, there were 49,995,224 shares of Northwest common stock issued and outstanding.

Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Northwest common stock entitled to vote. Approval of the adjournment of the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement requires the affirmative vote of a majority of the shares of Northwest common stock entitled to vote and represented at the special meeting, in person or by proxy, whether or not a quorum is present. If you fail to vote, it will have the effect of a vote against the merger agreement.

You may vote your shares of Northwest common stock by attending the special meeting and voting in person or by completing and mailing the enclosed proxy card. If you are the record holder of your shares, you can revoke your proxy at any time before the vote is taken at the special meeting by sending a written notice revoking the proxy or a later-dated proxy to the secretary of Northwest, or by voting in person at the special meeting.

Northwest’s Reasons for the Merger and Recommendations of the Northwest Board (page 29)

Based on the reasons discussed elsewhere in this document, the board of directors of Northwest believes that the merger is fair to shareholders of Northwest and in their best interests, and unanimously recommends that shareholders of Northwest vote FOR the proposal to approve the merger agreement and FOR the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement. For a discussion of the circumstances surrounding the merger and the factors considered by Northwest’s board of directors in approving the merger agreement, see page 30.

Members of Northwest’s Management are Expected to Vote Their Shares For Approval of the Merger Agreement

As of February 1, 2006, the directors and executive officers of Northwest (7 persons) were entitled to vote, in the aggregate, 28,747,562 shares, or approximately 57.5% of the outstanding shares of Northwest common stock entitled to vote at the special meeting. Each director and holder of 10% or more of Northwest common stock who, in the aggregate are entitled to vote 70.5% of the outstanding shares of Northwest common stock, has executed an agreement to vote his or her shares of Northwest common stock in favor of approval of the merger agreement. Further, these shares are expected to be voted for the adjournment of the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement. Accordingly, approval of the merger agreement is virtually assured.

Effective Time of the Merger

The merger will become effective at the date and time specified in the certificate of merger to be issued by the Secretary of State of the State of Texas. If the shareholders of Northwest approve the merger at the special meeting, and if all required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the second quarter of 2006, although delays could occur.

We cannot assure you that we can obtain the necessary shareholder and regulatory approvals or that the other conditions to completion of the merger can or will be satisfied.

Exchange of Northwest Stock Certificates (page 36)

As soon as practicable after the effective time of the merger, shareholders of Northwest will receive a letter and instructions from U.S. Stock Transfer Corporation, acting in its role as Texas United’s transfer and exchange agent, with respect to the procedures for surrendering your stock certificates representing shares of Northwest common stock in exchange for stock certificates representing shares of Texas United common stock and cash. You must carefully review and complete these materials and return them as instructed along with your stock certificates for Northwest common stock. Please do not send Northwest or Texas United any stock certificates until you receive these instructions.

Conditions to Completion of the Merger (page 39)

The completion of the merger depends on a number of conditions being met. These include, among others:

•	approval of the merger agreement by the shareholders of Northwest;

•	accuracy of each party’s representations and warranties as of the closing date;

•	receipt of all required governmental approvals of the merger in a manner that does not impose any restriction on Texas United’s operations which are unacceptable to Texas United;

•	absence of any material adverse change in the assets, properties, business or financial condition of either party;

•	performance or compliance in all material respects by each party with its respective covenants and obligations required by the merger agreement;

•	registration with the Securities and Exchange Commission of the shares of Texas United common stock to be issued to shareholders of Northwest;

•	authorization for listing on the Nasdaq National Market of the shares of Texas United common stock to be issued to shareholders of Northwest;

•	receipt by Texas United of an opinion of Bracewell & Giuliani LLP and the receipt by Northwest of an opinion of Dover Dixon Horne PLLC, in each case as to whether the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code;

•	execution of employment agreements between Texas United and/or GNB Financial, n.a. and each of Kent McCune and W. Galen McCune;

•	execution of non-competition agreements between Texas United and/or GNB Financial, n.a. and each of Kent McCune, W. Galen McCune, Bryan Mitchell and each director of Northwest;

•	the allowance for loan losses of Northwest immediately prior to and as of the closing date being equal to at least 1.0% of the total loans as of such dates; and

•	execution of release agreements by each of the officers (with a title of senior vice president or above) and directors of Northwest and Northwest Bank releasing Northwest and its subsidiaries and Texas United and its subsidiaries from any and all claims, subject to certain limited exceptions.

Any condition to the consummation of the merger, except the required shareholder and regulatory approvals, and the absence of an order or ruling prohibiting the merger, may be waived in writing by the party to the merger agreement entitled to the benefit of such condition. A party to the merger agreement could choose to complete the merger even though a condition has not been satisfied, as long as the law allows it to do so. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals (page 49)

We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System. Texas United intends to file a notice with the Federal Reserve Bank of Dallas to obtain approval of the merger.

In addition, the merger of Northwest Bank into GNB Financial, n.a. must be approved by the Office of the Comptroller of the Currency (OCC). On January 24, 2006, Texas United filed an application with the OCC to obtain approval of the bank merger. A period of 15 to 30 days must expire following approval by the OCC during which time the U.S. Department of Justice may file objections to the merger under the federal antitrust laws. While Northwest and Texas United do not know of any reason that the Department of Justice would challenge regulatory approval by the OCC and believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

Modifications or Waiver (page 44)

We may amend the merger agreement and each of us may waive our right to require the other party to adhere to any term or condition of the merger agreement. However, we may not amend the merger agreement to decrease the merger consideration to be received by the shareholders of Northwest pursuant to the merger agreement after the approval of the transactions contemplated by the merger agreement without the further approval by the Northwest shareholders.

Termination (page 44)

Texas United and Northwest can mutually agree at any time to terminate the merger agreement without completing the merger. In addition, either Texas United or Northwest can decide, without the consent of the other, to terminate the merger agreement if:

•	the merger has not been completed by May 21, 2006 or such later date approved in writing by our respective boards of directors, unless the failure to complete the merger by that time is due to a breach of the merger agreement by the party that seeks to terminate the merger agreement;

•	any court or other governmental body issues an order, decree or ruling or takes any other action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable;

•	any of the transactions contemplated by the merger agreement are disapproved by any regulatory authority or other persons whose approval is required to consummate any of such transactions;

•	the approval of the merger agreement by shareholders of Northwest is not obtained;

•	any of the conditions to the obligations of Texas United or the obligations of Northwest have not been met or waived by the party entitled to such benefit; or

•	the other party materially breaches its representations and warranties or any covenant or agreement contained in the merger agreement and such breach has not been cured within 15 days after the terminating party gives written notice of such failure to the breaching party.

In addition, Northwest may terminate the merger agreement, without the consent of Texas United, if it receives a superior acquisition proposal (as defined in the merger agreement).

Texas United may terminate the merger agreement, without the consent of Northwest, if Northwest’s board of directors:

•	resolves to accept an alternative acquisition proposal (as defined in the merger agreement);

•	recommends to the shareholders of Northwest that they tender their shares in a tender or exchange offer commenced by a third party; or

•	withdraws or modifies its recommendation or approval of the merger agreement or recommends to the shareholders of Northwest the acceptance or approval of any alternative acquisition proposal.

In the event of the termination of the merger agreement without breach by any party, the merger agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the merger agreement or as set forth below.

Provided that Texas United is not in material breach of any covenant or obligation contained in the merger agreement, Northwest must pay Texas United a termination fee of $1.0 million if the merger agreement is terminated:

•	by Northwest because it has accepted a superior acquisition proposal;

•	by either Texas United or Northwest if the shareholders of Northwest do not approve the merger agreement and another acquisition proposal exists at that time and within 12 months of termination Northwest enters into a definitive agreement with respect to any such acquisition proposal; or

•	by Texas United if the Northwest board of directors resolves to accept an acquisition proposal, recommends to its shareholders that they tender their shares in a tender or exchange offer commenced by a third party, or withdraws or modifies its recommendation or approval of the merger or recommends to the shareholders of Northwest the acceptance or approval of any alternative acquisition proposal.

Management After the Merger (page 49)

After completion of the merger, Texas United’s board of directors will consist of all of its current directors and Bryan Mitchell will serve as an advisory director. Further, the nominating committee of the board of directors of Texas United has nominated Bryan Mitchell, subject to completion of the merger, for election as a director of Texas United at the 2006 annual meeting of shareholders of Texas United.

Some of the Directors and Officers of Northwest Have Financial Interests in the Merger that Differ From Your Interests in the Merger (page 43)

Some of the directors and officers of Northwest have interests in the merger that differ from, or are in addition to, their interests as shareholders of Northwest. These interests include:

•	each of Kent McCune and W. Galen McCune will enter into a two-year employment agreement with Texas United and/or GNB Financial, n.a. to become effective upon completion of the merger;

•	each director of Northwest and each of Bryan Mitchell, Kent McCune, W. Galen McCune will enter into a non-competition agreement with Texas United and/or GNB Financial, n.a. to become effective upon completion of the merger;

•	Bryan Mitchell will become an advisory director of Texas United upon completion of the merger and has been nominated by the nominating committee of the board of directors of Texas United, subject to completion of the merger, for election as a director of Texas United at the 2006 annual meeting of shareholders of Texas United;

•	each of Kent McCune and W. Galen McCune will become a director of GNB Financial, n.a. upon completion of the merger; and

•	the directors and officers of Northwest and Northwest Bank will receive continued directors’ and officers’ liability coverage for a period of three years after completion of the merger.

Comparison of Rights of Shareholders of Texas United and Northwest (page 52)

Northwest is a Texas corporation and the rights of shareholders of Northwest are governed by Texas law and Northwest’s articles of incorporation and bylaws. Texas United is a Texas corporation and the rights of Texas United shareholders are governed by Texas law and Texas United’s articles of incorporation and bylaws. Upon completion of the merger, shareholders of Northwest will become shareholders of Texas United and their rights will be governed by Texas United’s articles of incorporation and bylaws in addition to Texas law. Texas United’s articles of incorporation and bylaws will remain the same unless later altered, amended or repealed.

Northwest Shareholders Have Dissenters’ Rights of Appraisal in the Merger (page 49)

Under Texas law, you have the right to dissent from the merger and have the appraised fair value of your shares of Northwest common stock paid to you in cash. The appraised fair value may be more or less than the value of the shares of Texas United common stock and cash being paid in the merger.

Persons having beneficial interests in Northwest common stock held of record in the name of another person, such as a broker or bank, must act promptly to cause the record holder to take the actions required under Texas law to exercise your dissenter’s rights.

In order to dissent, you must carefully follow the requirements of the Texas Business Corporation Act, including giving the required written notice prior to the vote on the merger agreement is taken at the special meeting. These steps are summarized under the caption “—How to Exercise and Perfect Your Right to Dissent” on page 49.

If you intend to exercise dissenters’ rights, you should read the statutes carefully and consult with your own legal counsel. You should also remember that, if you return a signed proxy card but fail to provide instructions as to how your shares of Northwest common stock are to be voted, you will be considered to have voted in favor for the merger agreement and you will not be able to assert dissenters’ rights. Also, if you exercise dissenters’ rights, you may have taxable income as a result, so you should consult with your own tax advisor if you intend to dissent. See “—Income Tax Consequences” on page 51. If the merger agreement is approved by the shareholders of Northwest, holders of Northwest common stock who make a written objection to the merger prior to the Northwest special meeting, do not vote in favor of approval of the merger agreement, and properly make a written demand for payment following notice of the merger will be entitled to receive the fair value of their shares in cash under the Texas Business Corporation Act.

The text of the provisions of the Texas Business Corporation Act pertaining to dissenters’ rights is attached to this proxy statement/prospectus as Appendix C.

Recent Developments

Preliminary Financial Results of Texas United for the Year Ended December 31, 2005

On January 25, 2006, Texas United announced unaudited preliminary results for the year ended December 31, 2005. Net earnings for the year ended December 31, 2005 were $10.7 million or $1.31 per diluted share compared with $6.1 million or $1.11 per diluted share for the year ended December 31, 2004, an increase in net earnings of $4.7 million or 77.5%. The increase was primarily due to higher market interest rates on increased earnings assets and increased noninterest income as a result of internal growth, the acquisition of GNB Bancshares on October 1, 2004 and the acquisition of Gateway Holding Company on December 1, 2005. For the year ended December 31, 2005, Texas United’s return on average assets was 0.87% and its return on average shareholders’ equity was 9.80% compared with 0.74% and 9.97%, respectively, for the year ended December 31, 2004. For the year ended December 31, 2005, Texas United’s net interest margin was 4.92% compared with 4.44% for the same period in 2004.

At December 31, 2005, Texas United had total assets of $1.6 billion, total loans, including loans held for sale, of $1.0 billion, total deposits of $1.1 billion and total shareholders’ equity of $137.9 million.

Texas United’s nonperforming assets totaled $7.1 million or 0.46% of total assets at December 31, 2005 compared with $3.9 million or 0.34% of total assets at December 31, 2004. The allowance for loan losses was $9.6 million, or 0.93% of total loans, at December 31, 2005.

The following table presents Texas United’s selected consolidated financial data as of and for the years ended December 31, 2005 and 2004. The financial data as of and for the year ended December 31, 2005 set forth below is unaudited and should be read in conjunction with Texas United’s audited consolidated financial statements as of December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004, from which the 2004 information was derived, and unaudited consolidated financial statements as of and for the nine months ended September 30, 2005 incorporated by reference in this proxy statement/prospectus.

	As of and for the Year Ended December 31,
	2005	2004
	(Dollars and share amounts, in thousands, except per share data)
Income Statement Data:
Interest income	$75,735	$45,449
Interest expense	22,769	12,763

Net interest income	52,966	32,686
Provision for loan losses	3,838	1,850

Net interest income after provision for loan losses	49,128	30,836
Noninterest income	24,662	19,083
Noninterest expense	57,640	41,061

Earnings before taxes	16,150	8,858
Provision for income taxes	5,414	2,808

Net earnings	$10,736	$6,050

Common Share Data:
Basic earnings per share	$1.35	$1.15
Diluted earnings per share	1.31	1.11
Book value per share	14.95	13.44
Cash dividends per share	0.32	0.28
Dividend payout ratio	24.33%	25.64%
Weighted average shares outstanding (basic)	7,930	5,264
Weighted average shares outstanding (diluted)	8,184	5,442
Shares outstanding at end of period	9,225	7,796

Balance Sheet Data (at period end):
Total assets	$1,552,457	$1,141,366
Securities	232,965	301,631
Loans (including loans held for sale)	1,031,838	693,548
Allowance for loan losses	9,592	6,685
Total deposits	1,121,410	880,075
Borrowings	205,755	105,940
Junior subordinated debentures	37,624	17,520
Total shareholders’ equity	137,913	104,812

Performance Ratios:
Return on average assets	0.87%	0.74%
Return on average equity	9.80	9.97
Net interest margin	4.92	4.44
Efficiency ratio	74.09	79.49

Asset Quality Ratios:
Nonperforming assets to total loans and other real estate	0.68%	0.56%
Nonperforming assets to total assets		0.34
Net charge-offs to average loans	0.35	0.19
Allowance for loan losses to total loans	0.93	0.96
Allowance for loan losses to nonperforming loans	203.39	222.02

Liquidity and Capital Ratios:
Average shareholders’ equity to average total assets	8.93%	7.43%
Leverage ratio	8.29%	7.08
Tier 1 risk-based capital ratio	9.59	10.40
Total risk-based capital ratio	11.32	11.31

Preliminary Financial Results of Northwest for the Year Ended December 31, 2005

Net income for the year ended December 31, 2005 was $2.1 million or $0.0423 per diluted share compared with $1.2 million or $0.0248 per diluted share for the year ended December 31, 2004, an increase of $874,000 or 70.43%. The increase was primarily due to growth in loans, rising interest rates and improved operational efficiency. For the year ended December 31, 2005, Northwest’s return on average assets was 1.76% and its return on average shareholders’ equity was 18.86% compared with 1.16% and 12.97%, respectively, for the year ended December 31, 2004. For the year ended December 31, 2005, Northwest’s net interest margin was 6.67% compared with 6.18% for the same period in 2004.

At December 31, 2005, Northwest had total assets of $131.7 million compared with total assets of $110.5 million at December 31, 2004, total loans of $101.3 million, total deposits of $118.9 million and total shareholders’ equity of $12.4 million.

Northwest’s nonperforming assets totaled $974,000 or 0.96% of total loans plus other real estate at December 31, 2005 compared with $1.1 million or 1.32% of total loans and other real estate at December 31, 2004. The allowance for loan losses was $759,000, or 0.75% of total loans, at December 31, 2005.

The following table presents Northwest’s selected consolidated financial data as of and for the years ended December 31, 2005 and 2004. The historical financial data as of and for the year ended December 31, 2004 was derived from Northwest’s audited consolidated financial statements. The historical financial data as of and for the year ended December 31, 2005 is unaudited, but management believes that such amounts reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of and for the periods indicated.

	As of and for the Years Ended December 31,
	2005	2004
	(Dollar and share amounts in thousands, except per share data)
Income Statement Data:
Interest income	$8,802	$6,542
Interest expense	1,225	653

Net interest income	7,577	5,889
Provision for loan losses	320	182

Net interest income after provision for loan losses	7,257	5,707
Noninterest income	1,654	1,518
Noninterest expense	5,733	5,388

Income before taxes	3,178	1,837
Provision for income taxes	1,063	596

Net income	$2,115	$1,241

Common Share Data:
Basic earnings per share	$0.0423	$0.0248
Diluted earnings per share	0.0423	0.0248
Book value per share	0.2478	0.2055
Weighted average shares outstanding (basic)	49,995	49,995
Weighted average shares outstanding (diluted)	49,995	49,995
Shares outstanding at end of period	49,995	49,995

Balance Sheet Data (at period end):
Total assets	$131,684	$110,522
Securities	3,984	13,020
Loans	101,272	85,336
Allowance for loan losses	759	577
Total deposits	118,900	99,913
Borrowings and notes payable	—	—
Total shareholders’ equity	12,388	10,273

	As of and for the Years Ended December 31,
	2005	2004
	(Dollar and share amounts in thousands, except per share data)

Performance Ratios:
Return on average assets	1.76%	1.16%
Return on average equity	18.86	12.97
Net interest margin (tax equivalent)	6.67	6.18
Efficiency ratio	61.87	72.73

Asset Quality Ratios:
Nonperforming assets to total loans and other real estate	0.96%	1.32%
Net charge-offs to average loans	0.15	0.14
Allowance for loan losses to total loans	0.75	0.68
Allowance for loan losses to nonperforming loans	116.95	51.24

Liquidity and Capital Ratios:
Leverage ratio	9.46%	9.32%
Average shareholders’ equity to average total assets	9.28	8.92
Tier 1 risk-based capital ratio	11.84	11.64
Total risk-based capital ratio	12.57	12.30

Selected Historical Consolidated Financial Data of Texas United

The following table summarizes financial results actually achieved by Texas United for the periods and at the dates indicated and should be read in conjunction with Texas United’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that Texas United has previously filed with the Securities and Exchange Commission. Historical financial information for Texas United can be found in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2004. See “Where You Can Find More Information” on page 73 for instructions on how to obtain the information that has been incorporated by reference. Financial amounts as of and for the nine months ended September 30, 2005 are unaudited, but management of Texas United believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of and for the periods indicated. You should not assume that the results of operations for past periods and for any interim period indicate results for any future period.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars and share amounts in thousands, except per share data)
Income Statement Data:
Interest income	$54,033	$29,901	$45,449	$34,650	$31,593	$29,472	$25,247
Interest expense	15,789	8,596	12,763	10,478	10,373	13,064	11,482

Net interest income	38,244	21,305	32,686	24,172	21,220	16,408	13,765
Provision for loan losses	2,798	1,150	1,850	2,900	1,900	925	293

Net interest income after provision for loan losses	35,446	20,155	30,836	21,272	19,320	15,483	13,472
Noninterest income	18,909	14,277	19,083	15,855	12,484	8,287	5,416
Noninterest expense	42,273	27,635	41,061	29,992	25,888	19,761	15,450

Earnings before taxes	12,082	6,797	8,858	7,135	5,916	4,009	3,438
Provision for income taxes	3,978	2,176	2,808	1,894	1,638	785	401

Net earnings	$8,104	$4,621	$6,050	$5,241	$4,278	$3,224	$3,037

Common Share Data(1):
Basic earnings per share	$1.04	$1.04	$1.15	$1.31	$1.12	$0.86	$0.83
Diluted earnings per share	1.02	1.00	1.11	1.26	1.07	0.83	0.79
Book value per share	13.89	12.43	13.44	9.49	8.94	7.35	6.62
Tangible book value per share(2)	8.16	9.60	7.61	7.13	6.43	5.50	4.66
Cash dividends declared per share	0.24	0.21	0.28	0.28	0.28	0.24	0.21
Dividend payout ratio	23.15%	21.77%	25.64%	20.64%	23.98%	27.70%	25.42%

Weighted average shares outstanding (basic)	7,806	4,427	5,264	3,984	3,826	3,742	3,652
Weighted average shares outstanding (diluted)	7,965	4,605	5,442	4,151	3,998	3,894	3,813
Shares outstanding at end of period	7,852	6,336	7,796	4,002	3,960	3,724	3,717

Balance Sheet Data (at period end):
Total assets	$1,255,522	$839,327	$1,141,366	$637,684	$587,272	$453,839	$379,772
Securities	223,668	255,753	301,631	184,547	132,140	109,877	75,831
Loans (including loans held for sale)	840,026	498,632	693,548	384,331	386,315	274,945	239,641
Allowance for loan losses	7,835	4,535	6,685	3,893	3,296	1,754	1,590
Total deposits	880,728	688,899	880,075	501,136	452,919	375,688	336,308
Borrowings	227,882	39,925	105,940	71,875	62,945	39,232	9,127
Junior subordinated debentures	17,520	12,365	17,520	12,365	7,210	7,210	7,210
Total shareholders’ equity	108,986	78,653	104,812	37,987	35,418	27,372	24,604

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars and share amounts in thousands, except per share data)

Performance Ratios:
Return on average assets	0.89%	0.85%	0.74%	0.86%	0.86%	0.79%	0.90%
Return on average equity	10.23	13.44	9.97	14.12	13.53	12.07	14.18
Net interest margin	4.81	4.35	4.44	4.44	4.86	4.62	4.66
Efficiency ratio(3)	73.73	77.67	79.49	77.33	80.28	81.14	80.36

Asset Quality Ratios(4):
Nonperforming assets to total loans and other real estate	0.72%	0.51%	0.56%	0.59%	0.52%	0.20%	0.50%
Nonperforming assets to total assets	0.49	0.31	0.34	0.35	0.34	0.12	0.32
Net charge-offs to average loans	0.22	0.12	0.19	0.61	0.34	0.29	0.22
Allowance for loan losses to total loans	0.92	0.91	0.96	1.01	0.85	0.64	0.66
Allowance for loan losses to nonperforming loans(5)	158.2	229.27	222.02	195.82	197.48	334.73	156.80

Liquidity and Capital Ratios(6):
Average shareholders’ equity to average total assets	8.74%	6.33%	7.43%	6.07%	6.35%	6.42%	6.33%
Tangible equity to assets	5.10	7.24	5.20	4.47	4.34	4.51	4.56
Leverage ratio	6.92	9.07	7.08	6.46	5.49	6.49	6.82
Tier 1 risk-based capital ratio	9.14	13.53	10.40	9.54	7.97	10.16	10.19
Total risk-based capital ratio	9.99	14.39	11.31	10.47	8.83	10.80	10.84

(1)	Adjusted for a five-for-one stock split effective January 15, 2000 and a three-for-two stock split effective October 15, 2003.
(2)	Calculated by dividing total assets, less total liabilities, goodwill and core deposit intangibles, by shares outstanding at end of period.
(3)	Efficiency ratio is noninterest expense (excluding securities losses) divided by net interest income plus noninterest income (excluding securities gains). Taxes are not part of this calculation.
(4)	At period end, except for net charge-offs to average loans, which is for periods ended at such dates.
(5)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.
(6)	At period end, except for average shareholders’ equity to average total assets, which is for periods ended at such dates.

Selected Historical Consolidated Financial Data of Northwest

The following table sets forth certain historical financial information with respect to Northwest. The historical financial data as of and for the five years ended December 31, 2004 was derived from Northwest’s audited consolidated financial statements. The historical financial data as of and for the nine months ended September 30, 2005 and 2004 was derived from Northwest’s unaudited consolidated financial statements, but management of Northwest believes that such amounts reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of and for such periods. You should not assume that the results of operations for past periods and for any interim period indicate results for any future period.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars and share amounts in thousands, except per share data)
Income Statement Data:
Interest income	$6,112	$4,703	$6,542	$6,287	$6,729	$7,151	$6,307
Interest expense	802	471	653	716	1,189	1,912	1,700

Net interest income	5,310	4,232	5,889	5,571	5,540	5,239	4,607
Provision for loan losses	175	147	182	310	370	170	146

Net interest income after provision for loan losses	5,135	4,085	5,707	5,261	5,170	5,069	4,461
Noninterest income	1,439	1,271	1,518	1,539	1,432	1,207	965
Noninterest expense	4,234	4,048	5,388	5,256	5,121	4,566	3,916

Income before taxes	2,340	1,308	1,837	1,544	1,481	1,710	1,510
Provision for income taxes	796	444	596	493	495	569	479

Net income	$1,544	$864	$1,241	$1,051	$986	$1,141	$1,030

Common Share Data:
Basic earnings per share	$0.03	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02
Diluted earnings per share	0.03	0.02	0.02	0.02	0.02	0.02	0.02
Book value per share	0.24	0.20	0.21	0.18	0.16	0.14	0.12
Tangible book value per share(1)	0.24	0.20	0.21	0.18	0.16	0.14	0.12
Weighted average shares outstanding (basic)	49,995	49,995	49,995	49,995	49,995	50,000	50,000
Weighted average shares outstanding (diluted)	49,995	49,995	49,995	49,995	49,995	50,000	50,000
Shares outstanding at end of period	49,995	49,995	49,995	49,995	49,995	50,000	50,000

Balance Sheet Data (at period end):
Total assets	$124,871	$108,723	$110,522	$105,545	$102,951	$97,203	$77,397
Securities	4,667	14,114	13,020	9,360	15,252	11,207	9,752
Loans	96,243	82,458	85,336	69,796	68,841	62,343	53,473
Allowance for loan losses	636	558	577	502	644	691	475
Total deposits	112,439	95,882	99,913	96,080	94,342	89,595	71,057
Borrowings and notes payable	—	—	—	—	—	—	—
Total stockholders’ equity	11,777	9,867	10,273	9,033	7,982	6,996	5,854

Performance Ratios:
Return on average assets	1.74%	1.08%	1.16%	1.00%	0.97%	1.31%	1.43%
Return on average equity	18.74	12.28	12.97	12.75	13.09	17.55	19.16
Net interest margin	6.67	6.00	6.18	5.97	6.11	7.02	7.11
Efficiency ratio(2)	62.74	73.73	72.73	73.93	73.44	73.47	70.35

Asset Quality Ratios(3):
Nonperforming assets to total loans and other real estate	1.22%	0.87%	1.32%	1.12%	0.75%	1.72%	0.41%
Net charge-offs (recoveries) to average loans	0.12	0.12	0.14	0.65	0.65	(0.07)	0.36
Allowance for loan losses to total loans	0.66	0.67	0.68	0.72	0.93	1.11	0.89
Allowance for loan losses to nonperforming loans(4)	74.91	75.94	51.24	105.02	317.24	89.05	218.89

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars and share amounts in thousands, except per share data)
Capital Ratios:
Leverage ratio	9.47%	9.17%	9.32%	8.22%	7.68%	7.50%	7.49%
Average stockholders’ equity to average total assets	9.33	8.85	8.92	7.85	7.39	7.45	7.49
Tier 1 risk-based capital ratio	11.89	11.65	11.64	11.98	10.90	10.43	10.34
Total risk-based capital ratio	12.53	12.31	12.30	12.65	11.79	11.45	11.18

(1)	Calculated by dividing total assets, less total liabilities, goodwill and deposit premiums, by shares outstanding at end of period.
(2)	Efficiency ratio is noninterest expense (excluding securities losses) divided by net interest income plus noninterest income (excluding securities gains). Taxes are not part of this calculation.
(3)	At period end, except for net charge-offs to average loans, which is for periods ended at such dates.
(4)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

COMPARATIVE STOCK PRICES

The following table summarizes (i) the closing price per share of the Texas United common stock on November 22, 2005, the business day prior to the announcement of the proposed merger, and as of the most recent date practicable preceding the date of this proxy statement/prospectus and (ii) the equivalent pro forma value of a share of Northwest common stock at such dates based on the exchange ratio and the per share cash consideration. Historical market value information regarding the Northwest common stock is not provided because there is no active market for the Northwest common stock. The merger consideration has been generally structured to provide that Northwest shareholders will receive total per share consideration of $0.62, consisting of shares of Texas United common stock having a market value of $0.3720 and $0.2480 in cash. You should obtain current market quotations for the Texas United common stock.

	Texas United Historical (1)	Equivalent Pro Forma Per Share of Northwest Common Stock (2)
November 22, 2005	$18.93	$0.62
February 3, 2006	$18.50	$0.62

(1)	Represents the closing price of Texas United common stock on the Nasdaq National Market.
(2)	Represents the value of the merger consideration per share of Northwest common stock pursuant to the terms of the merger agreement.

RISK FACTORS

An investment in Texas United common stock in connection with the merger involves risks. Texas United describes below the material risks and uncertainties that it believes affect the merger, its business, its common stock and the financial services industry. You should carefully read and consider all of these risks and all other information contained in this proxy statement/prospectus in deciding whether to vote for approval of the merger agreement. If any of the risks described in this proxy statement/prospectus occur, Texas United’s financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of Texas United common stock could decline significantly, and you could lose all or part of your investment.

Risks Associated With the Merger

Fluctuations in market prices of Texas United common stock will affect the number of shares of Texas United common stock that Northwest shareholders receive for their shares of Northwest common stock. In addition, a decrease in Northwest’s equity capital may affect the amount of cash that Northwest shareholders receive for their shares of Northwest common stock

Upon completion of the merger, shares of Northwest common stock (other than any dissenting shares) will be converted into shares of Texas United common stock and cash. The merger consideration has been generally structured to provide that shareholders of Northwest will receive for each of their shares of Northwest common stock, $0.2480 in cash (subject to possible adjustment as described below) and a number of shares of Texas United common stock equal to the quotient obtained by dividing 0.3720 by the average trading price of Texas United common stock for the 40 trading days ending on the tenth trading day prior to the closing date of the merger. Because the price of Texas United common stock will fluctuate prior to the merger, Texas United cannot assure shareholders of Northwest of the exact number of shares of Texas United common stock that they will receive in the merger.

The price of Texas United common stock may vary from its price on the date of this proxy statement/prospectus and the date of the Northwest special meeting. Stock price fluctuations may result from a variety of factors, some of which are beyond the control of Texas United, including, among other things, changes in Texas United’s businesses, operations and prospects, regulatory considerations and general market and economic conditions. Because the date the merger is to be completed will be later than the date of the special meeting, the price of the Texas United common stock on the date of the special meeting may not be indicative of its price on the date the merger is to be completed.

In addition, the amount of cash to be received by Northwest shareholders may decrease if Northwest’s equity capital (as defined in the merger agreement) on the last day of the calendar month immediately preceding the month in which the merger becomes effective is less than $11.8 million, in the manner and under the circumstances set forth in the merger agreement. Accordingly, at the time Northwest shareholders vote with respect to the merger agreement, they will not know the exact number of shares of Texas United common stock or the exact amount of cash that they will receive in the merger.

Texas United may have difficulty combining the operations of Northwest with its own operations.

Because the markets and industries in which Texas United operates are highly competitive, and due to the inherent uncertainties associated with the integration of acquired companies, Texas United may not be able to integrate the operations of Northwest without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses and possible inconsistencies in standards, controls and procedures.

You will have less influence as a shareholder of Texas United than as a shareholder of Northwest.

As a Northwest shareholder, you currently have the right to vote in the election of the board of directors of Northwest and on other matters affecting Northwest. The merger will transfer control of Northwest to Texas

United and to the shareholders of Texas United. When the merger occurs, you will become a shareholder of Texas United with a percentage ownership of Texas United that is significantly smaller than your percentage ownership of Northwest. Because of this, you will have less influence on the management and policies of Texas United than you now have on the management and policies of Northwest.

Risks Associated With Texas United

If Texas United is not able to continue its historical levels of growth, it may not be able to maintain its historical earnings trends.

Texas United has expanded its business through internal growth programs, acquisitions and opening de novo branches. Texas United may not be able to sustain its historical rate of growth or may not even be able to grow at all. In addition, Texas United may not be able to obtain the financing necessary to fund additional growth and may not be able to identify and integrate suitable and profitable acquisition targets. Various factors, such as economic conditions and competition, may impede or prohibit the opening of new banking centers. Further, Texas United may be unable to attract and retain experienced bankers, which could adversely affect its internal growth. If Texas United is not able to continue its historical levels of growth, it may not be able to maintain its historical earnings trends.

If Texas United is unable to manage its growth effectively, its operations could be negatively affected.

Companies like Texas United that experience rapid growth face various risks and difficulties, including:

•	finding suitable markets for expansion;

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth;

•	maintaining asset quality;

•	attracting and retaining qualified management; and

•	maintaining adequate regulatory capital.

In addition, in order to manage its growth and maintain adequate information and reporting systems within its organization, Texas United must identify, hire and retain additional qualified employees, particularly in the accounting and operational areas of its business.

If Texas United does not manage its growth effectively, its business, financial condition, results of operations and future prospects could be negatively affected, and Texas United may not be able to continue to implement its business strategy and successfully conduct its operations.

If Texas United is unable to identify and acquire other financial institutions and successfully integrate its acquired businesses, its business and earnings may be negatively affected.

Texas United intends to continue its current growth strategy. The market for acquisitions remains highly competitive, and Texas United may be unable to find acquisition candidates in the future that fit its acquisition and growth strategy. To the extent that Texas United is unable to find suitable acquisition candidates, an important component of its growth strategy may be lost.

Acquisitions of financial institutions involve operational risks and uncertainties and acquired companies may have unforeseen liabilities, exposure to asset quality problems, key employee and customer retention problems and other problems that could negatively affect Texas United’s organization. Texas United may not be able to complete future acquisitions and, if completed, Texas United may not be able to successfully integrate the operations, management, products and services of the entities that it acquires and eliminate redundancies. The integration process may also require significant time and attention from Texas United’s management that they would otherwise direct at servicing existing business and developing new business. Texas United’s failure to successfully integrate the entities it acquires into its existing operations may increase its operating costs significantly and adversely affect its business and earnings.

Texas United’s business is subject to interest rate risk and fluctuations in interest rates may adversely affect its earnings and capital levels.

The majority of Texas United’s assets are monetary in nature and, as a result, Texas United is subject to significant risk from changes in interest rates. Changes in interest rates can impact Texas United’s net interest income as well as the valuation of its assets and liabilities. Texas United’s earnings are significantly dependent on its net interest income, which is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Texas United expects that it will periodically experience “gaps” in the interest rate sensitivities of its assets and liabilities, meaning that either its interest-bearing liabilities will be more sensitive to changes in market interest rates than its interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to Texas United’s position, this “gap” may work against Texas United, and its earnings may be negatively affected.

An increase in the general level of interest rates may also, among other things, reduce the demand for loans and Texas United’s ability to originate loans. Conversely, a decrease in the general level of interest rates, among other things, may lead to an increase in prepayments on Texas United’s loan and mortgage-backed securities portfolios and increased competition for deposits. Accordingly, changes in the general level of market interest rates affect Texas United’s net yield on interest-earning assets, loan origination volume, loan and mortgage-backed securities portfolios and its overall results.

Although Texas United’s asset-liability management strategy is designed to control its risk from changes in the general level of market interest rates, market interest rates are affected by many factors outside of Texas United’s control, including inflation, recession, changes in unemployment, money supply and international disorder and instability in domestic and foreign financial markets. In view of the continued low interest rates on savings, loans and investments that currently prevail, it is quite possible that significant changes in interest rates may take place in the future, and Texas United cannot always accurately predict the nature or magnitude of such changes or how such changes may affect its business.

Texas United’s profitability depends significantly on local economic conditions.

Texas United’s success depends primarily on the general economic conditions of the geographic markets in which it operates. Unlike larger banks that are more geographically diversified, Texas United provides banking and financial services to customers primarily in the central and south central areas of Texas. The local economic conditions in these areas have a significant impact on Texas United’s commercial, real estate and construction loans, the ability of its borrowers to repay their loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic calamities, unemployment or other factors could impact these local economic conditions and negatively affect Texas United’s financial results.

A large percentage of Texas United’s loans are secured by real estate, and an adverse change in the real estate market may result in losses and adversely affect Texas United’s profitability.

Approximately 71.2% of Texas United’s loan portfolio as of September 30, 2005 was comprised of loans secured by real estate. An adverse change in the economy affecting values of real estate generally or in Texas

United’s market areas specifically could impair the value of Texas United’s collateral and its ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, the amounts Texas United receives upon sale of the collateral may be insufficient to recover outstanding principal and interest on the loan. As a result, Texas United’s profitability and financial condition could be negatively impacted by an adverse change in the real estate market.

Texas United could be subject to environmental risks and associated costs on its foreclosed real estate assets.

A significant portion of Texas United’s loan portfolio is secured by real property. There is a risk that hazardous or toxic waste could be found on the properties that secure Texas United’s loans. If Texas United acquires such properties as a result of foreclosure, it could be held responsible for the cost of cleaning up or removing this waste, and this cost could exceed the value of the underlying properties and adversely affect Texas United’s profitability. Although Texas United has policies and procedures that require it to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards.

Texas United’s allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect its earnings.

As a lender, Texas United is exposed to the risk that its loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to fully compensate Texas United for the outstanding balance of the loan plus the costs to dispose of the collateral. Texas United may experience significant loan losses which could have a material adverse effect on its operating results and financial condition. Management makes various assumptions and judgments about the collectibility of Texas United’s loan portfolio, including the diversification by industry of its commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, and the evaluation of its loan portfolio by the external loan review.

Texas United maintains an allowance for loan losses in an attempt to cover loan losses inherent in its loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than Texas United has experienced to date. In determining the size of the allowance, Texas United relies on an analysis of its loan portfolio, its experience and its evaluation of general economic conditions. If Texas United’s assumptions prove to be incorrect, its current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in its loan portfolio. Material additions to the allowance would materially decrease net income.

In addition, federal and state regulators periodically review Texas United’s allowance for loan losses and may require Texas United to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of Texas United’s management. Any increase in Texas United’s allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material negative effect on Texas United’s operating results and financial condition.

Texas United’s small to medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

Texas United targets its business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact the central and south central Texas area or the other markets in which Texas United operates, Texas United’s results of operations and financial condition may be negatively affected.

Texas United is dependent on its management team, and the loss of its senior executive officers or other key employees could impair its relationship with its customers and adversely affect its business and financial results.

Texas United’s success is dependent upon the continued service and skills of L. Don Stricklin, Steve Stapp, Jeffrey A. Wilkinson, Dayna McElreath, Melvin Barta, Malvin Green, Riley C. Peveto, Wm. Gene Payne, Ray Nichols and other senior officers. The unexpected loss of services of one or more of these key personnel could have an adverse impact on Texas United’s business because of their skills, knowledge of Texas United’s market, years of industry experience and the difficulty of promptly finding qualified replacement personnel. Texas United currently has an employment and non-competition agreement with each of Ray Nichols, Wm. Gene Payne, Riley C. Peveto and L. Don Stricklin and no other of its senior officers.

An interruption in or breach in security of Texas United’s information systems may result in a loss of customer business.

Texas United relies heavily on communications and information systems to conduct its business. Any failure or interruption or breach in security of these systems could result in failures or disruptions in Texas United’s customer relationship management, general ledger, deposits, servicing or loan origination systems. Texas United cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by Texas United. The occurrence of any failures or interruptions could result in a loss of customer business and have a negative effect on Texas United’s results of operations and financial condition.

Risks Associated With Texas United’s Industry

Texas United faces strong competition from other financial institutions and financial service companies, which could adversely affect its operations and financial condition.

Texas United faces vigorous competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services than Texas United does. Texas United also competes with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations, each of which may offer more favorable financing than Texas United is able to provide. Some of Texas United’s nonbank competitors are not subject to the same extensive regulations that govern Texas United. This competition may reduce or limit Texas United’s margins on banking services, reduce its market share and adversely affect its results of operations and financial condition.

Texas United operates in a highly regulated environment and, as a result, is subject to extensive regulation and supervision that could adversely affect its financial performance, and Texas United may be adversely affected by changes in federal and local laws and regulations.

Texas United is subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on Texas United, its subsidiary banks, and its operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect Texas United’s powers, authority and operations, or the powers, authority and operations of State Bank, GNB Financial, n.a. and Gateway National Bank, which could have a material adverse effect on Texas United’s financial condition and results of operations. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of this regulatory discretion and power may have a negative impact on Texas United.

Risks Associated With Texas United Common Stock

Texas United’s corporate organizational documents and the provisions of Texas law to which it is subject may delay or prevent a change in control of Texas United that you may favor.

Texas United’s articles of incorporation and bylaws contain various provisions which may delay, discourage or prevent an attempted acquisition or change of control of Texas United. These provisions include:

•	a board of directors classified into three classes of directors with the directors, of each class having staggered, three year terms;

•	a provision requiring the approval of the holders of at least 70% of Texas United common stock in the event of a merger or consolidation in which Texas United is not the surviving entity in the transaction or the sale or exchange of all or substantially all of Texas United’s assets;

•	a provision that any special meeting of Texas United’s shareholders may be called only by a majority of the board of directors, the president or the holders of at least 50% of Texas United’s shares entitled to vote at the meeting;

•	a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders; and

•	a provision that denies shareholders the right to amend Texas United’s bylaws.

Texas United’s articles of incorporation provide for noncumulative voting for directors and authorize the board of directors to issue shares of its preferred stock without shareholder approval and upon such terms as the board of directors may determine. The issuance of Texas United preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in Texas United. In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of Texas United. See “Texas Anti-Takeover Statutes.”

The trading volume in Texas United common stock has been low and may not increase following the merger.

Although Texas United common stock is listed for trading on the National Market System of the Nasdaq Stock Market, the trading volume in Texas United common stock has been limited. During the last six months of 2005, 956,300 shares of Texas United common stock traded on the Nasdaq National Market for an average of 7,530 shares per trading day. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market place of willing buyers and sellers of Texas United common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which Texas United has no control. Although Texas United believes that the merger may improve the liquidity of the market for its common stock by increasing the number of outstanding shares and by diversifying its shareholder base, Texas United can give no assurance that the merger will increase the volume of trading in its common stock. The shares of Texas United common stock to be issued in the merger may be freely traded without restriction by the Northwest shareholders who are not deemed to be affiliates of Northwest or Texas United. Given the limited trading volume of Texas United common stock, significant sales of its common stock by new or existing shareholders, or the expectation of these sales, could cause Texas United’s stock price to fall.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, and the SEC filings that are incorporated by reference into this proxy statement/prospectus, contain or incorporate by reference forward-looking statements that have been made pursuant to the provisions of, and in reliance on the safe harbor under, the Private Securities Litigation Reform Act of 1995. These forward-looking statements include information about possible or assumed future results of operations of Northwest and Texas United, and of the combined company after the merger is completed as well as information about the merger. Words such as “believes,” “expects,” “anticipates,” “plans,” “could,” “should,” “estimates” or similar expressions, are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and other factors, some of which are beyond our control. Many possible events or factors could affect the future financial results and performance of each of our companies before the merger or Texas United after the merger, and could cause those results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, among others, the following:

•	Texas United’s actual cost savings resulting from the merger are less than expected, Texas United is unable to realize those cost savings as soon as expected or Texas United incurs additional or unexpected costs;

•	Texas United’s revenues after the merger are less than expected;

•	deposit attrition, operating costs, customer loss and business disruption before and after the merger are greater than Texas United expected;

•	competition among financial services companies may increase;

•	Texas United has more trouble integrating businesses than expected;

•	changes in the interest rate environment reduce Texas United’s interest margins;

•	general business and economic conditions in the markets Texas United serves change or are less favorable than expected;

•	legislative or regulatory changes adversely affect Texas United’s businesses;

•	changes occur in business conditions and inflation;

•	personal or commercial customers’ bankruptcies increase;

•	changes occur in the securities markets; and

•	technology-related changes are harder to make or more expensive than expected.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” section of this proxy statement/prospectus.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. Texas United and Northwest believe they have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this proxy statement/prospectus, any supplement to this proxy statement/prospectus and the documents we have incorporated by reference. We are not obligated to update these statements unless the securities laws require us to do so.

NORTHWEST SPECIAL MEETING

Purpose

This document constitutes a proxy statement of Northwest and is being furnished to all record holders of Northwest common stock in connection with the solicitation of proxies by the board of directors of Northwest to be used at a special meeting of shareholders of Northwest and any adjournment or postponement of the special meeting. The purpose of the Northwest special meeting is to consider and vote upon proposals to approve (1) the merger agreement, dated as of November 22, 2005, by and between Texas United and Northwest, which provides, among other things, for the merger of Northwest into Texas United and (2) the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement. This document also constitutes a prospectus relating to the Texas United common stock to be issued to holders of Northwest common stock upon the completion of the merger.

Date, Place and Time of the Special Meeting

The special meeting of Northwest shareholders will be held at 9:00 a.m. local time on March 22, 2006 at 217 North Main, Keller, Texas.

Shares Entitled to Vote, Quorum and Vote Required

The holders of record of the outstanding shares of Northwest common stock at the close of business on February 1, 2006 will be entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. At the close of business on that date, there were 49,995,224 shares of Northwest common stock issued and outstanding and entitled to vote at the special meeting.

At the special meeting, the shareholders of Northwest will be entitled to one vote for each share of Northwest common stock owned of record on February 1, 2006. The holders of a majority of Northwest common stock must be present, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of at least two-thirds of the issued and outstanding Northwest common stock is required to approve the merger agreement. The affirmative vote of a majority of the votes cast, either in person or by proxy, is required to approve the proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement and any other matter that may be properly presented at the special meeting.

Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. The proposal to approve the merger agreement is a “non-discretionary” item, meaning that brokers and banks who hold shares in an account for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstentions and broker non-votes will have the same effect as a vote against approval of the merger agreement or a failure to vote on the merger agreement. Accordingly, the Northwest board of directors encourages you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

As of February 1, 2006, the directors and executive officers of Northwest were entitled to vote, in the aggregate, 28,747,562 shares of Northwest common stock, or approximately 57.5% of the outstanding shares of Northwest common stock entitled to vote at the special meeting. Each director and holder of 10% or more of Northwest common stock who, in the aggregate are entitled to vote 70.5% of the outstanding shares of Northwest common stock, has executed an agreement to vote his or her shares of Northwest common stock in favor of approval of the merger agreement. These shares are also expected to be voted FOR the adjournment of the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement. Accordingly, approval of the merger agreement is virtually assured.

The Northwest board of directors unanimously recommends that you vote FOR approval of the merger agreement and FOR the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement.

Voting and Revocation of Proxies

Proxies, in the form enclosed, which are properly executed by the shareholders and returned to Northwest and not subsequently revoked, will be voted in accordance with the instructions indicated on the proxies. Any properly executed proxy on which voting instructions are not specified will be voted FOR the proposal to approve the merger agreement and FOR the adjournment of the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement. The proxy also grants authority to the persons designated in the proxy to vote in accordance with their own judgment if an unscheduled matter is properly brought before the special meeting.

If you are the record holder of your shares, you may revoke any proxy given pursuant to this solicitation by the board of directors of Northwest at any time before it is voted at the special meeting by:

•	giving written notice to the Secretary of Northwest;

•	executing a proxy bearing a later date and filing that proxy with the Secretary of Northwest at or before the special meeting; or

•	attending and voting in person at the special meeting.

All written notices of revocation and other communications with respect to revocation or proxies should be sent to: Northwest Bancshares, Inc., 615 Byron Nelson Blvd., Roanoke, Texas 76262, Attention: Sam Stricklin, Secretary. If you hold your shares in street name with a bank or broker, you must contact such bank or broker if you wish to revoke your proxy.

Solicitation of Proxies; Expenses

This proxy solicitation is made by the board of directors of Northwest. Northwest is responsible for its expenses incurred in preparing, assembling, printing, and mailing this proxy statement/prospectus. Proxies will be solicited through the mail. Additionally, directors and officers of Northwest intend to solicit proxies personally or by telephone or other means of communication. The directors and officers will not be additionally compensated. Northwest will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners.

PROPOSAL I

APPROVAL OF THE MERGER AGREEMENT

The following information describes material aspects of the merger. It is not intended to be a complete description of all information relating to the merger and is qualified in its entirety by reference to more detailed information contained in the Appendices to this document, including the merger agreement. A copy of the merger agreement is included as Appendix A and is incorporated herein by reference. You are urged to read the Appendices in their entirety.

Terms of the Merger

The merger agreement provides for the merger of Northwest into Texas United. If the shareholders of Northwest approve the merger agreement at the special meeting, and if all required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the second quarter of 2006, although delays could occur. As a result of the merger, holders of Northwest common stock will be entitled to receive cash and whole shares of Texas United common stock, with cash paid in lieu of fractional shares, and will no longer be owners of Northwest common stock. As a result of the merger, certificates for Northwest common stock will only represent the right to receive the merger consideration pursuant to the merger agreement, and otherwise will be null and void after completion of the merger.

In connection with the merger, Texas United will issue a number of shares of its common stock with an aggregate market value of $18.6 million and pay an aggregate of $12.4 million in cash to Northwest shareholders, subject to adjustment as provided in the merger agreement. The number of shares of Texas United common stock Northwest shareholders will receive for each share of Northwest common stock they own will equal the quotient obtained by dividing 0.3720 by the 40 trading day average trading price of the Texas United common stock ending on the tenth trading day immediately prior to the closing date of the merger (“average trading price”).

Based on Texas United’s average trading price for the 40 trading days ending on February 3, 2006 of $18.50 per share and assuming no adjustment to the cash portion of the merger consideration, shareholders of Northwest would receive 0.0201 shares of Texas United common stock plus $0.2480 in cash for each share of Northwest common stock they own. Assuming this exchange ratio and based on 49,995,224 shares of Northwest common stock outstanding issued and outstanding as of February 1, 2006, Texas United would issue approximately 1,004,904 shares of Texas United common stock to Northwest shareholders in connection with the merger. The actual number of shares to be issued in the merger with Northwest will not be determinable until immediately prior to the closing of the merger and the average trading price used in this paragraph is for illustrative purposes only assuming a 40 trading day period ended on February 3, 2006.

The per share cash consideration may decrease in the event that Northwest’s equity capital (as defined in the merger agreement) is less than $11.8 million on the last day of the calendar month immediately preceding the month in which the merger becomes effective. In the event that Northwest’s equity capital is less than $11.8 million, the per share cash consideration will be reduced to an amount determined by (1) subtracting from the minimum capital amount of $11.8 million the difference between Northwest’s equity capital on the last day of the calendar month immediately preceding the month in which the merger becomes effective and the minimum capital amount and (2) dividing the result in clause (1) by the number of shares of Northwest common stock outstanding on the closing date.

As a result of fluctuations to the average trading price of Texas United common stock and potential adjustment to the cash consideration, you will not know the exact number of shares of Texas United common stock or the exact amount of cash you will receive in connection with the merger when you vote on whether to approve the merger agreement.

As noted above, Texas United will not issue any certificates for fractional shares of Texas United common stock in connection with the merger but will instead pay cash for any fractional share interests. The amount of cash will be determined by multiplying the fractional share interest by the 40 trading day average trading price per share of the Texas United common stock ending on the tenth trading day immediately prior to the closing date.

Background of the Merger

On May 24, 2005, management and the board of directors of Northwest began initial discussions with representatives of Alex Sheshunoff & Co. regarding the strategic alternatives available to Northwest to maximize shareholder value. During August of 2005, Alex Sheshunoff & Co. contacted potential buyers, including Texas United, and solicited bids from those financial institutions that expressed an interest in acquiring Northwest. On August 30, 2005, Texas United informed Alex Sheshunoff & Co. that it had an interest in acquiring Northwest.

On October 26, 2005, Texas United submitted a proposal to acquire Northwest in the form of a nonbinding letter of intent which was subject to a due diligence review of the financial condition of Northwest. During the remainder of October and the first part of November 2005, Texas United conducted a due diligence review of Northwest and Northwest conducted a due diligence review of Texas United. Following such reviews, Texas United and Northwest confirmed their desire to proceed with the merger, after which Texas United, Northwest and their respective legal counsel negotiated the terms of a definitive merger agreement.

Northwest’s board of directors met on November 22, 2005 to discuss and consider the proposed transaction with Texas United. Alex Sheshunoff & Co. made a presentation regarding the financial rationale supporting the transaction. After review of all aspects of the proposed transaction, and based primarily on an extensive discussion of the terms of the merger, the financial condition and valuation for both Northwest and Texas United and other matters discussed below, Northwest’s board of directors approved the merger agreement with Texas United on November 22, 2005 and authorized management, subject to the satisfactory finalization of the merger documents, to execute and deliver the merger documents on behalf of Northwest.

Texas United’s board of directors met on November 21, 2005 to discuss and consider the proposed transaction with Northwest. Based primarily on an extensive discussion of the terms of the merger, the financial condition and valuation for both Northwest and Texas United and other matters discussed below, Texas United’s board of directors determined that the transaction with Northwest was in the best interests of both Texas United and its shareholders. As a result, Texas United’s board of directors unanimously approved the proposed merger and the merger agreement and authorized management, subject to the satisfactory finalization of the merger documents, to execute and deliver the merger documents on behalf of Texas United.

On November 22, 2005, Northwest and Texas United entered into the merger agreement. Texas United and Northwest issued a joint press release announcing the proposed merger on November 23, 2005.

Northwest’s Reasons for the Merger and Recommendations of the Board of Northwest

The Northwest board of directors believes that the merger is in the best interests of Northwest and its shareholders. Accordingly, the Northwest board has unanimously approved the merger and the merger agreement and unanimously recommends that Northwest shareholders vote FOR approval of the merger agreement.

In approving the merger agreement, the Northwest board consulted with its financial advisor with respect to the financial aspects and fairness of the proposed acquisition from a financial point of view and with its legal counsel as to its legal duties and the terms of the merger agreement and related agreements. Northwest believes that combining with Texas United will create a stronger and more diversified company that will provide significant benefits to Northwest’s shareholders and customers alike. The terms of the merger agreement, including the consideration to be paid to Northwest’s shareholders, were the result of arm’s length negotiations between representatives of Texas United and Northwest. In arriving at its determination to approve the merger agreement, the Northwest board considered a number of factors, including the following:

•	the financial terms of the merger, including the relationship of the merger consideration to be received by the shareholders of Northwest to the book value of the Northwest common stock and the earnings and assets of Northwest;

•	the opinion rendered by Alex Sheshunoff & Co. that, from a financial standpoint, the merger consideration to be received in exchange for the Northwest common stock on the terms and conditions set forth in the plan of merger is fair to the shareholders of Northwest from a financial point of view;

•	the future prospects of Northwest compared with the future prospects of Texas United, concluding that, by receiving common stock of Texas United in the merger, shareholders of Northwest would be investing in a larger, more diversified banking organization;

•	the fact that the merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes;

•	the additional flexibility and liquidity afforded to shareholders of Northwest by the receipt of the Texas United common stock, which is traded on the Nasdaq Stock Market;

•	the representation of the former Northwest shareholders on the board of directors of Texas United by Bryan Mitchell upon his election by the shareholders of Texas United at their 2006 annual meeting of shareholders;

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

•	the opportunity to realize economies of scale, increase efficiencies of operations, and enhance the development of new products and services provided by affiliation with a larger holding company; and

•	the potential benefits and opportunities for employees of Northwest as a result of both employment opportunities and benefit plans in a larger organization.

The reasons set out above for the merger are not intended to be exhaustive but include the material factors considered by the board of directors of Northwest in approving the merger and the merger agreement. In reaching its determination, the board of directors of Northwest did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. Based on the reasons stated above, the board of directors of Northwest believes that the merger is in the best interests of Northwest and its shareholders, and therefore, the board of directors of Northwest unanimously approved the merger agreement and unanimously recommends that the Northwest shareholders vote for the approval of the merger agreement.

Texas United’s Reasons for the Merger

As a part of Texas United’s growth strategy, Texas United routinely evaluates opportunities to acquire financial institutions. The acquisition of Northwest is consistent with Texas United’s expansion strategy. In approving the merger agreement, the Texas United board consulted with its legal counsel as to its legal duties and the terms of the merger agreement and related agreements. In arriving at its determination to approve the merger agreement, the Texas United board considered a number of factors, including the following:

•	the business, financial condition, results of operations, asset quality and future prospects for Northwest based on Texas United’s management’s examination of Northwest’s past performance and current financial condition, both individually and when combined with those of Texas United;

•	the merger consideration in the form of shares of Texas United common stock and cash, including how the price to be paid relates to prices paid in comparable acquisitions;

•	the fact that the merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes;

•	the compatibility of Northwest’s management team with that of Texas United and the general strategic fit of the companies, including the fact that Northwest’s market area complements that of Texas United;

•	the acquisition of new banking locations and customer accounts which will expand Texas United’s geographic presence in the Dallas-Fort Worth metroplex;

•	the opportunities for future growth and expansion;

•	the opportunities for decreasing expenses for the combined company;

•	the consistency of the acquisition with Texas United’s overall strategic business plan; and

•	the non-economic terms of the transaction, including the anticipated impact on existing customers and employees.

The above discussion regarding the factors considered by the Texas United board is not intended to be exhaustive, but includes all material factors considered. In approving the merger and the merger agreement, the Texas United board did not assign any specific or relative weights to any of the foregoing factors and individual directors may have given differing weights to different factors. Based on the reasons stated above, the board of directors of Texas United believes that the merger is in the best interests of Texas United and its shareholders, and therefore, the board of directors of Texas United unanimously approved the merger agreement.

Opinion of Northwest’s Financial Advisor

The fairness opinion of Northwest’s financial advisor, Alex Sheshunoff & Co., is described below. The description contains projections, estimates and/or other forward-looking statements about the future earnings or other measures of the future performance of Northwest. You should not rely on any of these statements as having been made or adopted by Northwest or Texas United.

Northwest’s board of directors retained Alex Sheshunoff & Co. as its financial advisor to provide its opinion regarding the fairness to Northwest’s shareholders, from a financial viewpoint, of the merger consideration to be paid in connection with the merger. As part of its investment banking business, Alex Sheshunoff & Co. is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Northwest’s board of directors retained Alex Sheshunoff & Co. based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

On November 22, 2005, Alex Sheshunoff & Co. rendered its verbal fairness opinion to Northwest’s board of directors to the effect that and subject to the various assumptions used therein and without independent evaluation by Alex Sheshunoff & Co. of the assets or liabilities of Northwest or Texas United, as of November 22, 2005, the consideration to be paid under the proposed merger agreement was fair, from a financial point of view, to the shareholders of Northwest. On the date of this proxy statement/prospectus, Alex Sheshunoff & Co. confirmed its written fairness opinion dated as of November 22, 2005 by delivering its written opinion updated as of the date of this proxy statement/prospectus to Northwest’s board of directors to the effect that and subject to the various assumptions set forth therein, the consideration to be paid under the merger agreement is financially fair to Northwest’s shareholders.

The full text of Alex Sheshunoff & Co.’s written fairness opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Appendix B to this proxy statement/prospectus. The shareholders of Northwest are urged to read Alex Sheshunoff & Co.’s fairness opinion carefully and in its entirety. The fairness opinion was prepared for and is addressed to the board of directors of Northwest and does not constitute a recommendation to any shareholder of Northwest as to how such shareholder should vote on the merger agreement at the special meeting.

In connection with the fairness opinion, Alex Sheshunoff & Co.:

•	reviewed the merger agreement;

•	evaluated Northwest’s consolidated results based upon a review of its regulatory reports for the five-year period ending December 31, 2004 and the interim period through September 30, 2005;

•	evaluated Northwest’s audited financial statements for the years 2001, 2002 and 2003;

•	conducted conversations with executive management of Northwest regarding recent and projected financial performance of Northwest;

•	compared Northwest’s recent operating results with those of certain other banks in the United States that have been recently acquired;

•	compared Northwest’s recent operating results with those of certain other banks located in Texas that have been recently acquired;

•	compared the pricing multiples for Northwest in the merger to those of certain other banks in the United States that have been recently acquired;

•	compared the pricing multiples for Northwest in the merger to those of certain other banks located in Texas that have been recently acquired;

•	analyzed the present value of the after-tax cash flows that Northwest could produce on an independent basis through the year 2009, based on projections provided by Northwest’s management;

•	reviewed the historical stock price data and trading volume of Texas United’s common stock and considered the lack of any active trading market for Northwest’s common stock;

•	performed drive-by inspections of each of the branches owned and operated by Northwest;

•	held various meetings with Northwest’s management to discuss the potential sale of Northwest; and

•	performed such other analyses as Alex Sheshunoff & Co. deemed appropriate.

In connection with its review, Alex Sheshunoff & Co. relied upon and assumed the accuracy and completeness of the information provided to it by Northwest or that was publicly available, and Alex Sheshunoff & Co. did not assume any responsibility for independent verification of such information. Alex Sheshunoff & Co. assumed that internal confidential financial projections provided by Northwest were reasonably prepared reflecting the best currently available estimates and judgments of the future financial performance of Northwest, and did not independently verify the validity of such assumptions. Alex Sheshunoff & Co. did not make any independent evaluation or appraisal of the assets or liabilities of Northwest or Texas United, nor was Alex Sheshunoff & Co. furnished with any such appraisals. Alex Sheshunoff & Co. did not evaluate any individual loan files of Northwest or Texas United. Alex Sheshunoff & Co. is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowances were in the aggregate, adequate to cover such losses.

The fairness opinion is necessarily based on economic, market and other conditions as they existed on the date of the fairness opinion and the information made available to Alex Sheshunoff & Co. as of the date of the fairness opinion.

In rendering the fairness opinion, Alex Sheshunoff & Co. performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Alex Sheshunoff & Co., and not merely the result of mathematical analysis of financial data. Alex Sheshunoff & Co. did not attribute particular weight to any analysis or factor considered by it. Accordingly, notwithstanding the separate factors summarized below, Alex Sheshunoff & Co. believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Alex Sheshunoff & Co.’s view of the actual value of Northwest, Texas United, or the combined entity.

In performing its analyses, Alex Sheshunoff & Co. made numerous assumptions with respect to industry performance, business, and economic conditions and other matters, many of which are beyond the control of Northwest or Texas United. The analyses performed by Alex Sheshunoff & Co. are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses, nor are they appraisals. In addition, Alex Sheshunoff & Co.’s analyses should not be viewed as determinative of the opinion of the Board of Directors or the management of Northwest with respect to the value of Northwest or Texas United or to the fairness of the merger consideration.

The following is a summary of the analyses performed by Alex Sheshunoff & Co. in connection with its opinion. The following discussion contains financial information concerning Northwest and Texas United as of September 30, 2005.

For the purposes of the following analyses, Alex Sheshunoff & Co. utilized a value of the merger consideration of $0.62 per share for the outstanding shares of Northwest.

Northwest Discounted Cash Flow Analysis.

Using discounted cash flow analysis, Alex Sheshunoff & Co. estimated the present value of the future after-tax cash flow streams that Northwest could produce on a stand-alone basis through the year 2009, under various circumstances, assuming that it performed in accordance with the projections provided by Northwest’s management.

Alex Sheshunoff & Co. estimated the terminal value for Northwest at the end of 2009 by capitalizing the final period projected earnings using a discount rate that is the quotient of (i) the assumed annual long-term growth rate of the earnings of Northwest of 6.0% plus one and (ii) the difference between a range of required rates of return and the assumed annual long-term growth rate of earnings in (i) above. Alex Sheshunoff & Co. discounted the annual cash flow streams (defined as all earnings in excess of that required to maintain a tangible equity to asset ratio of 7.0%) and the terminal values using discount rates ranging from 14.0% to 15.0%. The discount range was chosen to reflect different assumptions regarding the required rates of return of Northwest and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $0.46 to $0.52 as shown in the table below compared to the merger consideration of $0.62 per share.

	Discount Rate
	14.0%	14.5%	15.0%
Northwest Present Value (Millions $)	$25.984	$24.427	$23.046
Northwest Present Value (Per Share)	$0.52	$0.49	$0.46

Analysis of Selected Transactions.

Alex Sheshunoff & Co. performed an analysis of premiums paid in selected recently completed acquisitions of banking organizations with comparable characteristics to the merger. Two sets of comparable transactions were selected to ensure a thorough analysis.

The first set of comparable transactions consisted of a group of transactions for banks in the state of Texas for which pricing data were available. These comparable transactions consisted of 14 mergers and acquisitions of banks with assets between $50 million and $200 million that were announced between February 2, 2004 and September 12, 2005. The analysis yielded multiples of the purchase prices in these transactions as shown below:

	Price/Book (x)	Price/Tangible Book (x)	Price/LTM Earnings (x)	Price/Assets (%)	Price/Deposits (%)
Maximum	3.28	3.28	42.47	32.40	36.30
Minimum	1.31	1.82	10.42	10.75	15.29
Median	2.24	2.24	22.22	19.76	21.99

Texas United Offer*	2.64	2.64	16.10	24.83	27.57

*	Assumes offer of $31.0 million, or $0.62 per share.

The second set of comparable transactions consisted of banks in the United States with asset size and characteristics similar to Northwest for which pricing data were available. These comparable transactions consisted of 19 mergers and acquisitions of banks in the United States with total assets between $50.0 million and $200.0 million that were announced since February 23, 2005. The analysis yielded multiples of the purchase prices in these transactions as shown below:

	Price/Book (x)	Price/Tangible Book (x)	Price/LTM Earnings (x)	Price/Assets (%)	Price/Deposits (%)
Maximum	2.49	2.88	37.86	27.23	32.17
Minimum	0.96	1.54	10.42	8.96	10.00
Median	1.88	2.15	19.18	18.66	22.37

Texas United Offer*	2.64	2.64	16.10	24.83	27.57

*	Assumes offer of $31.0 million, or $0.62 per share.

Comparable Company Analysis.

Alex Sheshunoff & Co. compared the operating and market results of Texas United to the results of other publicly traded companies. The comparable publicly traded companies were selected primarily on the basis of two criteria: geographic location and total asset size. The geographic location of the companies and, therefore, of the comparables was Texas and its surrounding states. Texas United was compared to banks with total assets between $1.0 billion and $3.0 billion (“Texas United Peer Group”). The data for the following tables were based on information provided by SNL Financial. Some of the ratios presented are proprietary to SNL Financial and may not strictly conform to the common industry determination.

	Texas United	Texas United Peer Group Median
Net Interest Margin	5.21%	3.87%
Efficiency Ratio	70.2	56.4
Return on Average Assets	0.91	1.14
Return on Average Equity	10.25	13.82
Equity to Asset Ratio	8.65	8.43
Tangible Equity to Tangible Asset Ratio	5.21	7.10
Ratio of Nonperforming Assets to Total Assets	0.26	0.34
Ratio of Nonperforming Loans to Total Loans	0.29	0.44
Ratio of Loan Loss Reserves to Loans	0.94	1.27
Ratio of Loan Loss Reserves to Nonperforming Assets	233	239

Texas United’s performance as measured by its net interest margin was higher than that of its peers. However, Texas United’s return on average assets and return on average equity were lower than the Texas United Peer Group Median. Its capital level was similar to that of the Texas United Peer Group, as shown in the equity to asset ratio, while its tangible equity to tangible asset ratio was lower. Texas United’s asset quality, as measured by its ratio of non-performing assets to total assets and its ratio of nonperforming loans to total loans, was better than that of the Texas United Peer Group Median. Its coverage of nonperforming assets, as shown by the ratio of loan loss reserves to nonperforming assets, was similar.

The market results of Texas United and the Texas United Peer Group are contained in the following table:

	Texas United	Texas United Peer Group Median
Market Price as a Multiple of Stated Book Value	1.36x	2.37x
Market Price as a Multiple of Stated Tangible Book Value	2.32x	3.01x
Price as a Multiple of LTM Earnings	15.80x	18.65x
Dividend Yield per Share	1.69%	1.47%
Dividend Payout per Share	26.67%	25.34%

Texas United’s price-to-book multiples, as measured by its market price as a multiple of stated book value and market price as a multiple of stated tangible book value, were lower than its peer group. Its price-to-earnings multiple as shown in the price as a multiple of last 12 months earnings through September 30, 2005 was lower than the comparable ratio for the Texas United Peer Group. Texas United’s dividend yield and dividend payout were both higher than that of the Texas United Peer Group.

Alex Sheshunoff & Co. compared selected stock market results of Texas United to the publicly available corresponding data of other composites that Alex Sheshunoff & Co. deemed to be relevant, including (i) the SNL index for banks in the southwestern United States, and (ii) the SNL index of banks with assets between $1 billion and $5 billion in the United States. Texas United’s common stock price has generally underperformed the selected indices for the period from September 23, 2002 through November 17, 2005.

No company or transaction used in the comparable company and comparable transaction analyses is identical to Northwest, Texas United, or Texas United as the surviving corporation in the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Northwest and Texas United and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable transaction data or comparable company data.

Pursuant to its engagement letter with Northwest, Alex Sheshunoff & Co. will receive approximately $280,000 in fees. In addition, Northwest agreed to reimburse Alex Sheshunoff & Co. for its reasonable out-of-pocket expenses. Northwest also agreed to indemnify and hold harmless Alex Sheshunoff & Co. and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation or bad faith of Alex Sheshunoff & Co. or any matter for which Alex Sheshunoff & Co. may have strict liability.

The fairness opinion is directed only to the question of whether the merger consideration is fair to Northwest shareholders from a financial perspective and does not constitute a recommendation to any Northwest shareholder to vote in favor of the merger agreement. No limitations were imposed on Alex Sheshunoff & Co. regarding the scope of its investigation or otherwise by Northwest.

Based on the results of the various analyses described above, Alex Sheshunoff & Co. concluded that the merger consideration to be paid by Texas United pursuant to the merger is fair to Northwest shareholders, from a financial point of view.

Exchange of Northwest Stock Certificates

As soon as practicable after the effective time of the merger, Texas United’s transfer and exchange agent, U.S. Stock Transfer Corporation, will mail a letter of transmittal and instructions to you for use in surrendering your Northwest stock certificates, subject to Northwest delivering to the exchange agent a list of Northwest shareholders as required by the exchange agent. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions, Texas United will promptly cancel the surrendered stock certificates and deliver to you the number of shares of Texas United common stock to which you are entitled under the merger agreement.

You should not send in your certificates until you receive the letter of transmittal and instructions.

At the effective time of the merger, and until surrendered as described above, each outstanding Northwest stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration to be paid pursuant to the merger agreement. With respect to any Northwest stock certificate that has been lost, stolen or destroyed, Texas United will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with Texas United’s standard policy, and evidence reasonably satisfactory to Texas United of ownership of the shares in question. After the effective time of the merger, Northwest’s transfer books will be closed and no transfer of the shares of Northwest common stock outstanding immediately prior to the effective time will be made on Texas United’s stock transfer books.

To the extent permitted by law, you will be entitled to vote after the effective time of the merger at any meeting of Texas United’s shareholders the number of whole shares of Texas United common stock into which your shares of Northwest are converted, regardless of whether you have exchanged your Northwest stock certificates for Texas United stock certificates. Whenever Texas United declares a dividend or other distribution on the Texas United common stock which has a record date after the effective time of the merger, the declaration will include dividends or other distributions on all shares of Texas United common stock issuable pursuant to the merger agreement. However, no dividend or other distribution payable to the holders of record of Texas United common stock will be delivered to you until you surrender your Northwest stock certificate for exchange as described above. Upon surrender of your Northwest stock certificate, the certificate representing the Texas United common stock into which your shares of Northwest common stock have been converted, together with the cash portion of the merger consideration, any cash in lieu of any fractional share of Texas United common stock to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.

Effective Time of the Merger

The merger will become effective at the date and time specified in the certificate of merger to be issued by the Secretary of State of the State of Texas. If the shareholders of Northwest approve the merger at the special meeting, and if all required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the second quarter of 2006, although delays could occur.

We cannot assure you that we can obtain the necessary shareholder and regulatory approvals or that the other conditions to completion of the merger can or will be satisfied.

Conduct of Business Pending Effective Time

From the date of the merger agreement to and including the closing date, Northwest shall, and Northwest shall cause each of its subsidiaries to:

•	conduct its affairs (including, without limitation, the making of or agreeing to make any loans or other extensions of credit) only in the ordinary course of business consistent with past practices and prudent banking principles;

•	use its best efforts to preserve intact its present business organizations, keep available the services of its present officers, directors, key employees and agents, and preserve its relationships and goodwill with customers and advantageous business relationships;

•	promptly give written notice to Texas United of (i) any material change in its business, operations or prospects, (ii) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any regulatory authority having jurisdiction over Northwest or its subsidiaries, (iii) the institution or threat of any litigation against Northwest or (iv) any event or condition that would cause any of the representations or warranties of Northwest contained in the merger agreement to be untrue in any material respect or which would otherwise cause a material adverse effect on Northwest; and

•	except as required by law or regulation, take no action which could adversely affect or delay the ability of Texas United or its subsidiaries to obtain any required regulatory or other approvals.

From the date of the merger agreement to and including the closing date, unless otherwise required by law or regulation, expressly contemplated or permitted by the merger agreement, or unless Texas United otherwise consents in writing (which consent shall not be unreasonably withheld or delayed), Northwest shall not, and shall not permit any of its subsidiaries, to:

•	issue or sell or obligate itself to issue or sell any shares of its capital stock or any warrants, rights, options or warrants to acquire, or any securities convertible into, any shares of its capital stock;

•	grant any stock appreciation rights or other form of incentive compensation, other than the bonus payments to certain officers of Northwest not to exceed $800,000 in the aggregate;

•	open or close any branch office, or acquire or sell or agree to acquire or sell any branch office or any deposit liabilities, and Northwest shall otherwise consult with and seek the advice of Texas United with respect to the basic policies relating to branching, site location and relocation;

•	enter into, amend or terminate certain agreements specified in the merger agreement or any other material agreement, or acquire or dispose of any material amount of assets or liabilities, except in the ordinary course of business consistent with prudent banking practices;

•	grant any severance or termination pay to, or enter into any employment, consulting, noncompetition, retirement, parachute, severance or indemnification agreement with, any officer, director, employee or agent of Northwest or any of its subsidiaries, either individually or as part of a class of similarly situated persons;

•	make any general or individual wage or salary increase (including increases in directors’ or consultants’ fees) or pay any bonuses other than in accordance with past practice, pay any perquisite such as automobile allowance, club membership or dues or other similar benefits other than in accordance with past practice, or institute any employee welfare, retirement or similar plan or arrangement;

•	declare, pay or set aside any dividend or make any other distribution (whether in case, stock or property) in respect of the Northwest common stock, or, directly or indirectly, purchase, redeem or otherwise acquire any shares of Northwest common stock, other than the payment of dividends from Northwest Bank to Northwest;

•	sell, transfer, convey or otherwise dispose of any real property (including other real estate owned) or interest therein, other than in the ordinary course of business consistent with past practices;

•	increase or decrease the rate of interest paid on deposit accounts, except in a manner and pursuant to policies consistent with Northwest’s past practices and prudent banking practices;

•	establish any new subsidiary or affiliate;

•

materially deviate from policies and procedures existing as of the date of the merger agreement with respect to classification of assets, the allowance for loan losses and accrual of interest on assets, except as otherwise required by the provisions of the merger agreement, applicable law or regulation or any governmental authority;

•	make any change in accounting methods, principles and practices, except as may be required by generally accepted accounting principles or any governmental authority;

•	foreclose upon or otherwise acquire any commercial real property prior to receipt and approval by Texas United of a Phase I environmental review thereof;

•	amend or change any provision of Northwest’s articles of incorporation or bylaws or the constituent documents of any subsidiary of Northwest;

•	excluding deposits, incur or modify any indebtedness for borrowed money with maturities in excess of 90 days;

•	make any capital expenditures which would exceed an aggregate of $50,000, except pursuant to commitments made prior to the date of the merger agreement or in certain other limited circumstances;

•	prepay any indebtedness or other similar arrangements so as to cause Northwest to incur any prepayment penalty thereunder;

•	except pursuant to contracts or agreements in force at the date of or permitted by the merger agreement, make any equity investment in, or purchase outside the ordinary course of business any property or assets of, any other individual, corporation or other entity;

•	settle any claim, action or proceeding involving payment by it of money damages in excess of $50,000 or impose any material restriction on the operations of Northwest or any of its subsidiaries; or

•	restructure or materially change its investment securities portfolio or its interest rate risk position from that as of September 30, 2005, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

We refer you to the merger agreement, which is attached as Appendix A to this proxy statement/prospectus, for additional restrictions on the conduct of the business of Northwest pending the merger.

No Solicitation

In addition to the restrictions on Northwest outlined above, so long as the merger agreement is in effect, Northwest has agreed not to take any of the following actions:

•	entertain, solicit or encourage any inquiries with respect to any merger or other acquisition proposal; or

•	provide any information to or negotiate with any other party in furtherance of any merger or other acquisition proposal.

However, Northwest may furnish information or participate in negotiations or discussions where the board of directors of Northwest determines, based on the advice of counsel, that the failure to furnish such information or participate in such negotiations or discussions would or could reasonably be deemed to constitute a breach of the fiduciary or legal obligations of Northwest’s board of directors to its shareholders. Northwest has agreed to notify Texas United in writing of any unsolicited acquisition proposal and provide reasonable detail as to the identity of the proposed acquirer and the nature of the proposed transaction.

Northwest may terminate the merger agreement if it has received a bona fide acquisition proposal which it determines, in its good faith judgment and in the exercise of its fiduciary duties, based on the written advice of its independent legal and financial advisors, to be superior to the terms of the merger agreement and the failure to terminate the merger agreement and accept such superior proposal would be inconsistent with the proper exercise of its fiduciary duties under applicable law. See “—Termination” on page 44.

Conditions to Completion of the Merger

The merger agreement contains a number of conditions to the obligations of Texas United and Northwest to complete the merger which must be satisfied as of the closing date, including, but not limited to, the following:

•	approval of the merger agreement by the holders of at least two-thirds of the outstanding shares of Northwest;

•	receipt of all required regulatory approvals of the merger in a manner that does not impose any restriction on the operations of Texas United which reduces the benefits of the merger and related transactions to Texas United to such a degree that, in its the good faith and reasonable judgment, Texas United would not have entered into the merger agreement had such restriction been known as of the date of the merger agreement;

•	the registration statement of which this proxy statement/prospectus forms a part shall have become effective and no stop order suspending its effectiveness shall be in effect and no proceedings for that purpose shall have been initiated or continuing or threatened and unresolved by the Securities and Exchange Commission;

•	the shares of Texas United common stock to be issued to Northwest shareholders shall have been authorized for listing on the Nasdaq National Market;

•	the other party’s representations and warranties being true in all material respects as of the date of the merger agreement and as of the date of the closing and receipt of a certificate signed by the chief executive officer of the other party to that effect;

•	the absence of a material adverse change in the assets, properties, business or financial condition of either party;

•	the performance or compliance in all material respects by the other party with its respective covenants and obligations required by the merger agreement to be performed or complied with prior to the effective date of the merger and receipt of a certificate signed by the chief executive officer of the other party to that effect; and

•	receipt by Texas United of an opinion of Bracewell & Giuliani LLP and the receipt by Northwest of an opinion of Dover Dixon Horne PLLC, in each case as to whether the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

In addition to the conditions listed above, Texas United’s obligation to complete the merger is subject to the satisfaction of the following conditions:

•	each of the officers (with a title of senior vice president or above) and directors of Northwest and Northwest Bank must have executed an agreement releasing Northwest and its subsidiaries and Texas United and its subsidiaries from any and all claims, subject to certain limited exceptions;

•	each of the directors of Northwest and Northwest Bank must have delivered to Texas United their respective resignations;

•	each of Kent McCune, W. Galen McCune and Bryan Mitchell and each director of Northwest must have executed a non-competition agreement with Texas United and/or GNB Financial, n.a. for a term of two years;

•	each of Kent McCune and W. Galen McCune must have executed an employment agreement with Texas United and/or GNB Financial, n.a. for a term of two years; and

•	the allowance for loan losses of Northwest immediately prior to and as of the closing date must be equal to at least 1.0% of total loans as of such dates.

Any condition to the consummation of the merger, except the required shareholder and regulatory approvals, and the absence of an order or ruling prohibiting the merger, may be waived in writing by the party to the merger agreement entitled to the benefit of such condition.

Additional Agreements

The merger agreement contains additional agreements made by each party, some of which are substantially reciprocal, the most significant of which include:

•	we each agreed to take all reasonable action to aid and assist in the consummation of the merger and the transactions contemplated thereby and to use our reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by the merger agreement;

•	Northwest agreed to have a voting agreement executed by each director of Northwest and each holder of more than 10% of the shares of common stock of Northwest pursuant to which such persons will vote their shares of common stock of Northwest in favor of the merger agreement and the transactions contemplated by the merger agreement;

•	Northwest agreed to provide Texas United with all information concerning Northwest and its subsidiaries required for inclusion in this proxy statement/prospectus, or any other filing necessary in connection with the merger and the other transactions contemplated by the merger agreement;

•	Northwest agreed to, and agreed to cause each of its subsidiaries to, give Texas United access to all of its properties, books and records and to provide information about its business and properties, to the extent permitted by applicable law;

•	Northwest agreed to deliver or make available to Texas United, as soon as practicable after they become available, all unaudited quarterly financial statements prepared for the internal use of management of Northwest and all call reports filed by Northwest Bank with the appropriate federal regulatory authority after the date of the merger agreement;

•	Northwest agreed to notify in writing the appropriate parties to ensure that its current data processing contract will be terminated upon consummation of the merger;

•	we each agreed that neither party will, directly or indirectly, before or after the consummation of the merger or termination of the merger agreement, disclose any confidential information other than in connection with the regulatory notice and application process, or use such confidential information for its own purposes or for the benefit of any person, firm, corporation, association or other entity under any circumstances;

•	Northwest agreed that it will purchase an extended reporting period of not less than three years after the effective time of the merger under its existing directors’ and officers’ liability insurance policy (or comparable coverage) applicable to each of the directors and officers of Northwest and Northwest Bank for purposes of covering actions occurring prior to the effective time of the merger;

•	Northwest agreed to, and agreed to cause each of its subsidiaries to, allow Texas United to designate two representatives of Texas United who will be invited to attend the board of directors and committee meetings of Northwest and its subsidiaries held prior to completion of the merger. Such representatives will have no voting rights and may be excluded from certain sessions;

•	Northwest agreed to use its commercially reasonable best efforts to cause each director and officer of Northwest designated as an affiliate of Northwest to deliver to Texas United an executed copy of an affiliate letter;

•	Northwest agreed to use its best efforts to have each of the directors and officers with a title of senior vice president or above of Northwest and Northwest Bank execute an agreement releasing Northwest and its subsidiaries and Texas United and its subsidiaries from any and all claims, subject to certain limited exceptions;

•	Northwest agreed to use its best efforts to cause each of Kent McCune, W. Galen McCune and Bryan Mitchell and each director of Northwest to enter into a two-year non-competition agreement with Texas United and/or GNB Financial, n.a.;

•	Northwest agreed to use its best efforts to cause each of Kent McCune and W. Galen McCune to enter into a two-year employment agreement with Texas United and/or GNB Financial, n.a.;

•	Texas United agreed to increase by one the number of positions on the Texas United board of directors and cause Bryan Mitchell to be elected or appointed as a director of Texas United at effective time of the merger, if he is still a member of the Northwest board of directors immediately prior to the effective time of the merger and if he is willing and eligible to serve as a director of Texas United. The parties have agreed that Mr. Mitchell will be appointed as an advisory director of the Texas United board of directors as of the effective time of the merger. In addition, the nominating committee of Texas United’s board of directors has nominated Mr. Mitchell, subject to completion of the merger, for election as a director at Texas United’s 2006 annual meeting of shareholders;

•	Texas United agreed to increase by two the number of positions on the GNB Financial, n.a. board of directors and cause each of Kent McCune and W. Galen McCune to be elected or appointed as a director of GNB Financial, n.a. at the effective time of the merger, if each is still a member of the Northwest board of directors immediately prior to the effective time of the merger, and if each is willing and eligible to serve as a director of GNB Financial, n.a.;

•	Northwest agreed to, and agreed to cause Northwest Bank to, report to Texas United in writing all new loans over $500,000 and all modifications of loans within two business days following the approval of the loan by the appropriate officer and/or committee;

•	Northwest agreed to use its best efforts to obtain all consents, approvals, authorizations, waivers or similar affirmations necessary to transfer and assign all right, title and interest of Northwest and Northwest Bank in its leased premises to Texas United and to permit the use and operation of the leased premises of Northwest or its subsidiaries by Texas United;

•	Texas United agreed to prepare and file a registration statement with the Securities and Exchange Commission and use its best efforts to cause the registration statement to become effective;

•	Texas United agreed to file all documents required to be filed to have the shares of the Texas United common stock to be issued pursuant to the merger agreement included for quotation on Nasdaq and use its best efforts to effect said listing;

•	Texas United agreed, for a period of not less than two years after the date of the merger agreement (or such shorter period as may be applicable for affiliates of Northwest) to use its best efforts to file in a timely manner all reports with the Securities and Exchange Commission required to be filed by it pursuant to Section 13 and Section 15(d) of the Exchange Act; and

•	Texas United and Northwest agreed that neither will disseminate a press release nor make a public announcement with respect to the merger, without the consent of the other party.

Representations and Warranties of Northwest and Texas United

In the merger agreement, Northwest has made representations and warranties to Texas United, and Texas United has made representations and warranties to Northwest. The more significant of these representations and warranties are reciprocal and relate to (among other things):

•	corporate organization and existence;

•	authority and power to execute the merger agreement and to complete the transactions contemplated by the merger agreement;

•	the absence of conflicts between the execution of the merger agreement and completion of the transactions contemplated by the merger agreement and certain other agreements;

•	the absence of certain changes and events;

•	capitalization;

•	the accuracy of their financial statements and reports;

•	pending or threatened litigation and other proceedings;

•	compliance with applicable laws and regulatory filings; and

•	employee benefit plans.

Northwest also has made additional representations and warranties to Texas United with respect to (among other things):

•	its investments;

•	its real property and leases;

•	its personal property;

•	its compliance with environmental laws;

•	the payment of taxes and filing of tax returns;

•	its loan portfolio and reserve for loan losses;

•	the existence of certain loan agreements and related matters;

•	the existence of certain contracts and commitments;

•	its insurance coverage;

•	its accounting controls;

•	its employment relations;

•	brokers or finders fees;

•	deferred compensation arrangements;

•	the existence of derivative contracts;

•	its deposit accounts;

•	its compliance with the Community Reinvestment Act;

•	its intellectual property rights;

•	its knowledge of dissenting shareholders;

•	its receipt of a fairness opinion;

•	its Securities and Exchange Commission status;

•	information supplied by Northwest for inclusion in certain Securities and Exchange Commission filings to be made by Texas United;

•	its compliance with the Bank Secrecy Act and the USA PATRIOT Act; and

•	its shareholders list.

Texas United has also made additional representations and warranties to Northwest with respect to (among other things):

•	its compliance with its Securities and Exchange Commission reporting obligations and the accuracy of such reports; and

•	its ability to obtain regulatory approvals for the merger and the other transactions contemplated by the merger agreement.

Financial Interests of Directors and Officers of Northwest in the Merger

In considering the recommendation of the board of directors of Northwest to vote for the proposal to approve the merger agreement, you should be aware that certain directors and officers of Northwest have interests in the merger that are in addition to, or different from, their interests as Northwest shareholders. The board of Northwest was aware of these interests and considered them in approving the merger agreement. These interests include:

•	Non-Compete Agreements. Upon completion of the merger, Texas United and/or GNB Financial, n.a. will enter into a two-year non-competition agreement with each of Kent McCune, W. Galen McCune and Bryan Mitchell and each director of Northwest.

•	Employment Agreements. Northwest agreed to use its best efforts to cause each of Kent McCune and W. Galen McCune to enter into employment agreements with Texas United and/or GNB Financial, n.a. to be effective upon completion of the merger. The employment agreements will each be for an initial term of two years with automatic one-month renewal provisions. The employment agreements also contain non-competition covenants that apply during the term of employment and, unless such employee was terminated without cause, for twelve (12) months after termination. The agreement with Kent McCune provides that he will serve as President and Chief Operating Officer of GNB Financial, n.a. and entitles him to an annual base salary of $165,000, a starting bonus of $30,000, plus reimbursement of certain business expenses and club dues and participation in certain employee benefit plans. Additionally, upon the termination of his employment with Texas United for any reason other than for cause, his death or disability or if he resigns for good reason (as defined in the agreement), the agreement entitles Kent McCune to receive (i) payment of his base salary for the remainder of the initial term of the agreement and (ii) payment of premiums for continued participation in Texas United’s medical and dental plans for the remainder of the initial term of the agreement.

The agreement with W. Galen McCune provides that he will be employed as Vice Chairman of GNB Financial, n.a. and entitles him to an annual base salary of $125,000, plus reimbursement of certain business expenses and club dues, use of an automobile and participation in certain employee benefit plans. Additionally, upon the termination of his employment with Texas United for any reason other than for cause, his death or disability or if he resigns for good reason, the agreement with W. Galen McCune entitles him to receive (i) payment of his base salary for the remainder of the initial term of the agreement and (ii) payment of premiums for continued participation in Texas United’s medical and dental plans for the remainder of the initial term of the agreement.

•	Director Arrangements. Bryan Mitchell will become an advisory director of Texas United upon completion of the merger. In addition, the nominating committee of the board of directors of Texas United has nominated Bryan Mitchell, subject to completion of the merger, for election as a director of Texas United at the 2006 annual meeting of shareholders of Texas United, if he is still a director of Northwest immediately prior to the completion of the merger and if he is willing and eligible to serve as a director of Texas United.

In addition, Texas United agreed to take all actions necessary prior to the completion of the merger to increase by two the number of positions on the GNB Financial, n.a. board of directors and to cause each of Kent McCune and W. Galen McCune to be elected or appointed as a director of GNB Financial, n.a. at the effective time of the merger, if each is still a member of the Northwest board of directors immediately prior to the completion of the merger and if each is willing and eligible to serve as a director of GNB Financial, n.a.

•	Insurance. Northwest agreed that it will purchase an extended reporting period of not less than three years after the effective time of the merger under its existing directors’ and officers’ liability insurance policy (or comparable coverage) applicable to each of the directors and officers of Northwest and Northwest Bank for purposes of covering actions occurring prior to the effective time of the merger.

Modifications or Waiver

The merger agreement may be amended only by a writing signed by both Texas United and Northwest. However, the merger consideration to be received by the shareholders of Northwest pursuant to the merger agreement may not be decreased after the approval of the transactions contemplated by the merger agreement without the further approval by the Northwest shareholders. Texas United and Northwest may each waive their rights to require the other party to adhere to any term or condition of the merger agreement; provided that the waiver of any right or remedy in respect to any occurrence or event on one occasion shall not be deemed a waiver of such right or remedy in respect to such occurrence or event on any other occasion.

Termination

The merger agreement may be terminated in the following manner:

By Mutual Consent. The merger agreement may be terminated and the merger abandoned at any time upon the mutual consent of Texas United and Northwest.

By Either Party. The merger agreement may be terminated and the merger abandoned at any time prior to the effective date by either Texas United or Northwest if:

•	the merger has not been completed by May 21, 2006 or such later date approved in writing by the boards of directors of Texas United and Northwest, and the party exercising its termination right is not then in default under the merger agreement if the default has been the cause of or resulted in the failure to complete the merger;

•	any court or other governmental body issues an order, decree or ruling or takes any other action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable;

•	any of the transactions contemplated by the merger agreement are disapproved by any regulatory authority or other person whose approval is required to consummate any of such transactions;

•	the approval of the merger agreement by the shareholders of Northwest is not obtained;

•	any of the conditions to the obligations of Texas United or the obligations of Northwest have not been met or waived by the other party; or

•	the other party materially breaches its representations and warranties or any covenant or agreement contained in the merger agreement and such breach has not been cured within the required time limit.

By Northwest. Northwest may terminate the merger agreement if it has received a bona fide acquisition proposal and the Northwest board of directors determines, in good faith and in the exercise of its fiduciary duties after consultation with its legal and financial advisors, that such acquisition proposal is superior to the terms of the merger agreement and the failure to terminate the merger agreement and accept such superior proposal would be inconsistent with the proper exercise of its fiduciary duties.

By Texas United. Texas United may terminate the merger agreement if Northwest’s board of directors has resolved to:

•	accept an acquisition proposal (as defined in the merger agreement);

•	recommend to its shareholders that they tender their shares in a tender or exchange offer commenced by a third party; or

•	withdraw or modify, in any manner that is adverse to Texas United, its recommendation or approval of the merger agreement or recommend to Northwest shareholders acceptance or approval of any alternative acquisition proposal.

Remedies. In the event of the termination of the merger agreement without breach by any party, the merger agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the merger agreement or as set forth below.

Termination Fee. Provided that Texas United is not in material breach of any covenant or obligation contained in the merger agreement, Northwest must pay Texas United a termination fee of $1.0 million if the merger agreement is terminated:

•	by Northwest because it has accepted a superior proposal (as defined in the merger agreement);

•	by either Texas United or Northwest if the shareholders of Northwest do not approve the merger agreement, if at the time of any failure by the shareholders of Northwest to approve the merger agreement and the merger an alternative acquisition proposal exists with respect to Northwest and, within 12 months of the termination of the merger agreement, Northwest enters into a definitive agreement with any third party with respect to any alternative acquisition proposal; or

•	by Texas United if Northwest’s board of directors resolves to accept an acquisition proposal, recommends to its shareholders that they tender their shares in a tender or exchange offer commenced by a third party, or withdraws or modifies its recommendation or approval of the merger or recommends to Northwest shareholders acceptance or approval of any alternative acquisition proposal.

Expenses

Except as otherwise noted in the preceding paragraph, Northwest and Texas United will each pay their respective expenses, incurred in connection with the preparation and performance of their respective obligations under the merger agreement, whether or not the transactions provided for in the merger agreement are consummated, including, but not limited to, fees and expenses of their own counsel, financial or other consultants, investment bankers and accountants, and filing, registration, application and printing fees. Similarly, each of Northwest and Texas United agreed to indemnify the other party against any cost, expense or liability (including reasonable attorneys’ fees) in respect of any claim made by any party for a broker’s or finder’s fee in connection with the merger other than one based on communications between the party and the claimant seeking indemnification.

Nasdaq Stock Market Listing

Texas United has agreed to file all documents required to be filed to have the shares of Texas United common stock to be issued in the merger approved for quotation on the Nasdaq National Market and to use its best efforts to effect such listing. The obligations of the parties to complete the merger are subject to approval for quotation of such shares on the Nasdaq National Market.

Certain Material Federal Income Tax Consequences

The following discussion is a general summary of the anticipated material United States federal income tax consequences of the exchange of Northwest common stock for Texas United common stock and cash pursuant to the merger. This general summary does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Internal Revenue Code), regulations promulgated by the United States Treasury Department, court cases and administrative rulings in each case as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that you hold your Northwest common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. The federal income tax laws are complex and the tax consequences of the merger may vary depending upon each shareholder’s individual circumstances or tax status. Accordingly, this description is not a complete description of all of the consequences of the merger and, in particular, may not address United States federal income tax considerations that may affect the treatment of shareholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, pass-through entities or investors in such entities, holders who acquired their shares of Northwest common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation and holders who hold Northwest common stock as part of a “hedge,” “straddle” or “conversion transaction”). This discussion is based on laws, regulations, rulings and judicial decisions as in effect on the date of this document, without consideration of the particular facts or circumstances of any holder of Northwest common stock. These authorities are all subject to change and any such change may be made with retroactive effect. No assurance can be given that, after any such change, this discussion would not be different.

The obligations of the parties to complete the merger are conditioned upon the receipt by Texas United of an opinion of counsel from Bracewell & Giuliani LLP and the receipt by Northwest of an opinion of counsel from Dover Dixon Horne PLLC, in each case that the merger will be taxed as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Copies of the opinions are attached as Exhibits 8.1 and 8.2 to the registration statement on Form S-4, of which this proxy statement/prospectus forms a part. It is a condition to completion of the merger that each of Texas United and Northwest receive an updated opinion of Bracewell & Giuliani LLP and Dover Dixon Horne PLLC, respectively. The conditions relating to receipt of the tax opinion may be waived by both of us. Neither of us currently intends to waive the conditions related to the receipt of an updated tax opinion. However, if these conditions were waived, Northwest would re-solicit the approval of its shareholders prior to completing the merger.

Bracewell & Giuliani LLP has rendered its tax opinion to Texas United and Dover Dixon Horne PLLC has rendered its tax opinion to Northwest, each subject to the limitations discussed above, on the basis of facts, representations and assumptions set forth or referred to in such opinions which are consistent with the state of facts existing at the effective time of the merger. In rendering their tax opinions, each counsel relied upon representations and covenants, including those contained in certificates of officers of Texas United and Northwest, reasonably satisfactory in form and substance to each such counsel. The opinions represent counsel’s best legal judgment, but have no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. We have not requested nor do we intend to request a ruling from the Internal Revenue Service as to the tax consequences of the merger and as a result there can be no assurances that the Internal Revenue Service will not disagree with or challenge any of the conclusions herein.

Subject to the limitations and qualifications referred to herein and assuming that the merger will be completed as described in the merger agreement and this proxy statement/prospectus and that the merger is treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the following are the material United States federal income tax consequences to the Northwest shareholders:

•	as a result of receiving a combination of Texas United common stock and cash in exchange for common stock of Northwest, a Northwest shareholder will recognize gain, but not loss, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the merger;

•	the amount of gain a Northwest shareholder “realizes” will equal the amount by which (1) the cash plus the fair market value at the effective time of the merger of the Texas United common stock received exceeds (2) the shareholder’s tax basis in the Northwest common stock surrendered in the merger;

•	a shareholder’s aggregate tax basis in the shares of Texas United common stock received pursuant to the merger will be equal to the aggregate tax basis of the shares of Northwest common stock surrendered in exchange therefor, increased by the amount of gain recognized in the merger and reduced by the amount of cash received in respect thereof; and

•	the holding period of the Texas United common stock received by Northwest shareholders in the merger will include the holding period of the shares of Northwest common stock surrendered in exchange therefor.

In certain circumstances, a Northwest shareholder may receive dividend, rather than capital gain, treatment on all or a portion of the gain recognized in the merger if the receipt of the cash portion of the merger consideration “has the effect of the distribution of a dividend under the principles of Section 302 of the Internal Revenue Code.” The determination of whether a cash payment has such effect is based on a comparison of the

Northwest shareholder’s proportionate interest in Texas United after the merger with the proportionate interest the Northwest shareholder would have had if the shareholder had received solely Texas United common stock in the merger. For purposes of this comparison, the Northwest shareholder may constructively own shares of Texas United common stock held by certain members of the Northwest shareholder’s family or certain entities in which the Northwest shareholder has an ownership or beneficial interest and certain stock options may be aggregated with the Northwest shareholder’s shares of Texas United common stock. The amount of the cash payment that may be treated as a dividend is limited to the shareholder’s ratable share of the accumulated earnings and profits of Northwest at the effective time of the merger. Any gain recognized that is not treated as a dividend will be treated as a capital gain, provided that the Northwest shareholder’s common stock was held as capital assets at the effective time of the merger. Capital gain or loss recognized by a Northwest shareholder in the merger will be long-term capital gain or loss if the holding period of the shares of Northwest common stock exceeds one year at the completion of the merger. The determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each Northwest shareholder. Northwest shareholders are urged to consult their own tax advisors regarding the tax treatment of the cash received in the merger.

A shareholder who receives cash in lieu of a fractional share of Texas United common stock in the merger will be treated for United States federal income tax purposes as if the fractional share of Texas United common stock had been received and then redeemed for cash by Texas United. A shareholder will recognize a capital gain or loss in an amount equal to the difference between the cash received and the tax basis allocable to the fractional share of Texas United common stock, unless such payment, under each such shareholder’s particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Internal Revenue Code, described above.

A shareholder who receives cash for his Northwest common stock because he exercised his dissenter’s rights will be treated for United States federal income tax purposes as if the Texas United common stock had been received and then redeemed for cash by Texas United. A shareholder will recognize a capital gain or loss in an amount equal to the difference between the cash received and the tax basis in the Texas United common stock, unless such payment, under each such shareholder’s particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Internal Revenue Code, described above.

Capital gain or loss recognized by a Northwest shareholder on the share exchange will be long-term capital gain or loss if the holding period of the Northwest common stock exceeds one year at the time of the exchange. In the case of individuals, the maximum federal income tax rate applicable to long-term capital gains generally is 15%. Subject to certain exceptions, taxable dividends received by non-corporate shareholders (including individuals) generally are taxed at the same preferential rates that apply to long-term capital gain. Any dividend not eligible for such preferential rates for individuals is currently taxed at the maximum rate of 35%.

Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which a Northwest shareholder is entitled pursuant to the merger, unless the shareholder provides the appropriate form. A shareholder should complete and sign the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the holder’s taxpayer identification number, and certification necessary to avoid backup withholding.

A Northwest shareholder who receives Texas United common stock and cash as a result of the merger will generally be required to retain records pertaining to the merger and will be required to file with such shareholder’s United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts to the merger as provided in Treasury Regulation Section 1.368-3(b).

The foregoing is a summary discussion of material federal income tax consequences of the merger. The discussion is included for general information purposes only and may not apply to a particular Northwest shareholder in light of such shareholder’s particular circumstances. You should consult your own tax advisor as to the particular tax consequences to you of the merger, including the application of state, local and foreign tax laws and possible future changes in federal income tax laws and the interpretation thereof, which can have retroactive effects.

Accounting Treatment

The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America. Under this method, Northwest’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of Texas United. Any difference between the purchase price for Northwest and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Texas United in connection with the merger will be amortized to expense in accordance with the new rules. The financial statements of Texas United issued after the merger will reflect the results attributable to the acquired operations of Northwest beginning on the date of completion of the merger.

Restrictions on Resales of Texas United Common Stock

Texas United common stock to be issued in the merger will be registered under the Securities Act of 1933. Therefore, the Texas United common stock to be issued to the shareholders of Northwest in the merger will be freely transferable by the Northwest shareholders who are not considered to be “affiliates” of either of Texas United or Northwest. “Affiliates” generally are defined as persons or entities who control, are controlled by or are under common control with either of Northwest at the time of the Northwest special meeting or Texas United at or after the effective time of the merger and generally include executive officers, directors and beneficial owners of 10% or more of the common stock of either entity.

If you are considered an affiliate of Northwest or become an affiliate of Texas United after the merger, you may resell the shares of Texas United common stock acquired in connection with the merger only pursuant to an effective registration statement under the securities laws, pursuant to Rule 145 under the Securities Act of 1933, or in transactions otherwise exempt from registration under the securities laws. Under Rule 145, during the first calendar year after the merger becomes effective, affiliates of Northwest at the time of the special meeting who are not affiliates of Texas United at or following the effective time of the merger may publicly resell the Texas United common stock they receive in the merger but only within certain limitations as to the number of shares of Texas United common stock they can sell in any three-month period and as to the manner of sale. After the one-year period, affiliates of Northwest who are not affiliates of Texas United may resell their shares without restriction. Texas United must continue to satisfy its reporting requirements under the Securities Exchange Act of 1934 in order for affiliates to resell, under Rule 145, shares of Texas United common stock received in the merger. Texas United is not obligated and does not intend to register for resale the shares issued to affiliates of Northwest.

Pursuant to the merger agreement, each affiliate of Northwest has signed a written agreement to the effect that he will not offer or sell or otherwise dispose of any of the shares of Texas United common stock issued to him in the merger in violation of the Securities Act of 1933. Pursuant to the affiliate agreements, Texas United has agreed to use its commercially reasonable best efforts to file on a timely basis all reports required to be filed by it pursuant to the Securities Exchange Act in order to satisfy the public information provisions required to be met for affiliates to resell shares of Texas United common stock pursuant to Rule 145 of the Securities Act.

Regulatory Approvals

The merger must be approved by the Board of Governors of the Federal Reserve System. Texas United intends to file a notice with the Federal Reserve Bank of Dallas to obtain approval of the merger.

The merger of Northwest Bank into GNB Financial, n.a. must be approved by the Office of the Comptroller of the Currency (OCC). On January 24, 2006, Texas United filed an application with the OCC to obtain approval of the bank merger. A period of 15 to 30 days must expire following approval by the OCC during which time the Department of Justice may file objections to the merger under the federal antitrust laws. While Northwest and Texas United believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

Management of Texas United After the Merger

After completion of the merger, Texas United’s board of directors will consist of all of its current directors and Bryan Mitchell will serve as an advisory director. In addition, the nominating committee of the board of directors of Texas United has nominated Bryan Mitchell, subject to completion of the merger, for election as a director of Texas United at Texas United’s 2006 annual meeting of shareholders, if he is still a director of Northwest immediately prior to completion of the merger and if he is willing and eligible to serve as a director of Texas United.

Dissenters’ Rights of Northwest Shareholders

The following section of this proxy statement/prospectus describes material aspects of the law pertaining to dissenters’ rights under Texas law. If you wish you dissent from the merger and receive the fair value in cash of your shares of Northwest common stock instead of receiving the merger consideration, you should carefully read the following discussion, review the full text of the applicable law relating to dissenters’ rights which is attached to this proxy statement/prospectus as Appendix C, and consult with your legal counsel before electing or attempting to exercise these rights.

As a holder of Northwest common stock, you are entitled to dissenters’ rights under Texas law. This means that if you properly dissent from the merger of Northwest into Texas United pursuant to the merger agreement, you will receive an amount in cash representing the fair value of the shares of Northwest common stock that you hold. This value may be more or less than the value of the merger consideration that you would otherwise receive pursuant to the merger agreement. The availability of your right to dissent from the merger and obtain the fair value of your shares of Northwest common stock is conditioned upon compliance with a complicated procedure that is set forth in Articles 5.11, 5.12 and 5.13 of the Texas Business Corporation Act, which are referred to in the following discussion as the dissent provisions. The following discussion is only a summary of the dissent provisions. A copy of the full text of Articles 5.11, 5.12 and 5.13 is attached at Appendix C to this proxy statement/prospectus. You will lose your dissenters’ rights in the merger if you do not properly comply with the procedures set forth in the dissent provisions.

How to Exercise and Perfect Your Right to Dissent

To be eligible to exercise your right to dissent to the merger:

•	you must, prior to the Northwest special meeting, provide Northwest with a written objection to the merger that states that you intend to exercise your right to dissent if the merger agreement is approved and the merger is completed and that provides an address to which Texas United may send a notice if the merger is completed; and

•	you must not vote your shares of Northwest common stock in favor of the merger agreement.

If you intend to dissent from the merger, you should send the notice to:

Northwest Bancshares, Inc. 615 Byron Nelson Blvd.

Roanoke, Texas 76262

Attention: W. Galen McCune

If you vote your shares of Northwest common stock at the special meeting to approve the merger agreement, you will lose your right to dissent from the merger. You will instead receive shares of Texas United common stock and cash as described in the merger agreement. If you comply with the two items above and the merger is completed, Texas United will send you a written notice advising you that the merger has been completed. Texas United must deliver this notice to you within ten days after the merger is completed.

If you wish to receive the fair value of your shares of Northwest common stock in cash, you must, within ten days of the date the notice was delivered or mailed to you by Texas United, send a written demand to Texas United for payment of the fair value of your shares of Northwest common stock. The fair value of your shares of Northwest common stock will be the value of the shares on the day immediately preceding the Northwest special meeting, excluding any appreciation or depreciation in anticipation of the merger. Your written demand and any notice addressed to Texas United must be sent to:

Texas United Bancshares, Inc.

202 West Colorado

La Grange, Texas 78945

Attention: L. Don Stricklin

Your Demand for Payment

Your written demand must state how many shares of Northwest common stock you own and your estimate of the fair value of your shares of Northwest common stock. If you fail to send this written demand to Texas United within the ten-day period, you will be bound by the merger and you will not be entitled to receive a cash payment representing the fair value of your shares of Northwest common stock. Instead, you will receive shares of Texas United common stock and cash as described in the merger agreement. You must also, within 20 days of making a demand for payment, submit the stock certificates representing your shares of Northwest common stock to Texas United. Texas United will make a notation on your stock certificates indicating that a demand for payment has been made and may return the share certificates to you. If you fail to submit your stock certificates to Texas United for notation, Texas United may, at its option, terminate your right to receive a cash payment for your shares, unless a court otherwise directs Texas United.

Texas United’s Actions Upon Receipt of Your Demand for Payment

Within 20 days after Texas United receives your demand for payment and your estimate of the fair value of your shares of Northwest common stock, Texas United must send you written notice stating whether or not it accepts your estimate of the fair value of your shares.

If Texas United accepts your estimate, Texas United will notify you that it will pay the amount of your estimated fair value within 90 days of the merger being completed. Texas United will make this payment to you only if you have surrendered the share certificates representing your shares of Northwest common stock, duly endorsed for transfer, to Texas United.

If Texas United does not accept your estimate, Texas United will notify you of this fact and will make an offer of an alternative estimate of the fair value of your shares that it is willing to pay you within 90 days of the merger being completed, which you may accept within 60 days or decline.

Payment of the Fair Value of Your Shares of Northwest Common Stock Upon Agreement of an Estimate

If you and Texas United have reached an agreement on the fair value of your shares of Northwest common stock within 60 days after the merger is completed, Texas United must pay you the agreed amount. The payment must be made by Texas United within 90 days after the merger is completed, provided that you have surrendered the share certificates representing your shares of Northwest common stock, duly endorsed for transfer, to Texas United.

Commencement of Legal Proceedings if a Demand for Payment Remains Unsettled

If you and Texas United have not reached an agreement as to the fair market value of your shares of Northwest common stock within 60 days after the merger is completed, you or Texas United may, with 60 days after the expiration of the 60-day period, commence proceedings in Denton County, Texas, asking the court to determine the fair value of your shares of Northwest common stock. The court will determine if you have complied with the dissent provisions and if you have become entitled to a valuation of and payment for your shares of Northwest common stock. The court will appoint one or more qualified persons to act as appraisers to determine the fair value of your shares. The appraisers will determine the fair value of your shares and will report this value to the court. The court will consider the report, and both you and Texas United may address the court about the report. The court will determine the fair value of your shares and direct Texas United to pay that amount, plus interest, which will begin to accrue 91 days after the merger is completed.

Rights as a Shareholder

If you have made a written demand on Texas United for payment of the fair value of your shares of Northwest common stock, you will not thereafter be entitled to vote or exercise any other rights as a shareholder except the right to receive payment for your shares as described herein and the right to maintain an appropriate action to obtain relief on the ground that the merger would be or was fraudulent. In the absence of fraud in the transaction, your right under the dissent provisions described herein is the exclusive remedy for the recovery of the value of your shares or money damages with respect to the merger.

Withdrawal of Demand

If you have made a written demand on Texas United for payment of the fair value of your Northwest common stock, you may withdraw such demand at any time before payment for your shares has been made or before a petition has been filed with a court for determination of the fair value of your shares. If you withdraw your demand or are otherwise unsuccessful in asserting your dissenters’ rights, you will be bound by the merger and your status as a shareholder will be restored without prejudice to any corporate proceedings, dividends or distributions which may have occurred during the interim.

Income Tax Consequences

See “Proposal I—Approval of the Merger Agreement—Certain Material Federal Income Tax Consequences” on page 45 for a discussion on how the federal income tax consequences of your action will change if you elect to dissent from the merger.

COMPARISON OF RIGHTS OF SHAREHOLDERS

OF TEXAS UNITED AND NORTHWEST

The rights of shareholders of Northwest under the articles of incorporation and bylaws of Northwest will differ in some respects from the rights that shareholders of Northwest will have as shareholders of Texas United under the articles of incorporation and bylaws of Texas United. Copies of Texas United’s articles of incorporation and bylaws have been previously filed by Texas United with the Securities and Exchange Commission. Copies of the articles of incorporation and bylaws of Northwest are available upon written request from Northwest.

Certain differences between the provisions contained in the articles of incorporation and bylaws of Northwest, and the articles of incorporation and bylaws of Texas United, as such differences may affect the rights of shareholders, are summarized below. The summary set forth below is not intended to be complete and is qualified by reference to Texas law, the articles of incorporation and bylaws of Northwest, and the articles of incorporation and bylaws of Texas United.

Summary of Material Differences Between Current Rights of Shareholders of Northwest and Rights Those Persons Will Have as Shareholders of Texas United Following the Merger

	Northwest	Texas United

Capitalization:	The articles of incorporation of Northwest authorize the issuance of up to 100,000,000 shares of common stock, par value $0.01.	The Texas United articles of incorporation authorize the issuance of up to 20,000,000 shares of common stock, par value $1.00, and up to 500,000 shares of preferred stock, no par value.

Corporate Governance:	The rights of Northwest shareholders are governed by Texas law and the articles of incorporation and bylaws of Northwest. Following the completion of the merger, the rights of Northwest shareholders who become Texas United shareholders will be governed by Texas law and the articles of incorporation and bylaws of Texas United.	The rights of Texas United shareholders are governed by Texas corporate law and the articles of incorporation and bylaws of Texas United.

Election of Directors:	Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present, unless otherwise provided in the articles of incorporation or the bylaws of a corporation. Directors of Northwest are elected by a plurality of the votes cast by the	Texas United’s board is divided into three classes, as nearly equal in number as possible, with each class serving a staggered three year term. This means that only one-third of the board is elected at each annual meeting of shareholders. The classification makes it more difficult to change the composition of Texas United’s board of directors because at least two annual meetings of

	Northwest	Texas United
shareholders entitled to vote at the meeting. Shareholders of Northwest are not permitted to cumulate their votes in the election of directors. Each share of Northwest stock has one vote for each nominee for director.

shareholders are required to change control of the board.

Directors of Texas United are elected by a plurality of the votes cast by the holders entitled to vote at the meeting. Texas United shareholders are not permitted to cumulate their votes in the election of directors. Each share of Texas United stock has one vote for each nominee for director.

Removal of Directors and Board Vacancies:

Texas law provides that at any meeting of shareholders called expressly for that purpose, any director or the entire board of directors may be removed, with or without cause, by a specified portion of votes not less than a majority of shares entitled to vote at an election of directors, unless otherwise provided in the corporation’s articles of incorporation or bylaws.

Northwest’s bylaws provide that any director may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares entitled to vote and represented at the meeting, if notice of intention to vote for removal was provided in the notice of such meeting. Vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors or by the shareholders at an annual or special meeting of the shareholders called for that purpose.

The Texas United bylaws provide that any director may be removed, with cause, by the affirmative vote of at least 70% of the outstanding shares entitled to vote for the election of such director(s), if notice of the intention to vote for removal was provided in the notice of such meeting and if the removal of a director for cause is approved by at least 70% of the board of directors.

Vacancies on the board of directors may be filled by the remaining directors.

Vote Required for Certain Shareholder Actions:	Texas law provides that on matters other than the election of directors, the affirmative vote of the holders of a majority of the shares entitled to vote and represented at the shareholders’ meeting shall be the act of the shareholders, unless the vote of a greater number is	Texas United’s bylaws generally provide that the vote or approval of the holders of a majority of the shares of Texas United stock entitled to vote on a matter will be sufficient to approve such matter. However, Texas United’s articles of incorporation increase to 70% the

	Northwest	Texas United

required by law, the articles of incorporation or the bylaws. Under Texas law, a corporation’s articles of incorporation may provide for a different level of approval, not less than a majority.

Northwest’s bylaws generally provide, except to the extent otherwise required by law, that the vote or approval of the holders of a majority of the shares of Northwest’s stock entitled to vote on a matter will be sufficient to approve such matter.

required shareholder approval level for certain actions such as a merger or a consolidation in which Texas United will not be the surviving entity, or a share exchange or a sale or lease of substantially all of Texas United’s assets, or an amendment to this provision in Texas United’s articles of incorporation. Absent this provision, each of the above matters would require two-thirds shareholder approval under Texas law.

Amendment of Articles of Incorporation:

Under Texas law, a corporation’s articles of incorporation may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote on the amendment and the holders of two-thirds of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number, not less than a majority is specified in the corporation’s articles of incorporation.

Northwest’s articles of incorporation, do not provide for a different number of outstanding shares required to amend the articles of incorporation.

Texas United’s articles of incorporation may be amended under Texas law upon the affirmative vote of the holders of two-thirds of the outstanding shares of stock entitled to vote thereon; provided however, that under the Texas United articles of incorporation, 70% shareholder approval is required to amend the requirement to obtain 70% shareholder approval for certain actions such as a merger or a consolidation in which Texas United will not be the surviving entity, a share exchange or a sale or lease of substantially all of Texas United’s assets, or an amendment to such provision in Texas United’s articles of incorporation.

Amendment of Bylaws:

Under Texas law, unless a corporation’s articles of incorporation or a bylaw adopted by the shareholders provides otherwise, a corporation’s shareholders may amend the bylaws.

Northwest’s bylaws provide that the bylaws may be altered, amended and repealed by the shareholders or the board of directors.

Texas United’s articles of incorporation and bylaws provide that the bylaws may be amended upon the approval of 70% of the Texas United board of directors. Texas United shareholders do not have the power to adopt, amend or repeal the bylaws of Texas United.

	Northwest	Texas United
Shareholder Actions Without a Meeting:

Under Texas law, shareholders may act without a meeting if a written consent is signed by all the shareholders entitled to vote on the matter, unless the corporation’s articles of incorporation require less than unanimous consent (but not less than the number of votes necessary to take the action at the meeting).

Northwest’s articles of incorporation and bylaws provide for less than unanimous consent when shareholder action is taken without a meeting, as long as the consent is signed by the holders of not less than the minimum number of shares that would be required to take such action at a meeting.

Texas United’s articles of incorporation and bylaws provide for less than unanimous consent when shareholder action is taken without a meeting, as long as the consent is signed by the holders of not less than the minimum number of shares that would be required to take such action at a meeting.

Special Meetings of Shareholders:

Under Texas law, special meetings of the shareholders of a corporation may be called by the president, by the board of directors or by other persons so authorized in the corporation’s articles of incorporation or bylaws, or the holders of not less than 10% of all shares entitled to vote at the meeting, unless a different percentage, not to exceed 50%, is provided for in the articles of incorporation.

Northwest’s bylaws provide that special meetings of shareholders may be called by the Chairman of the board, the President, the Secretary, the board of directors or by the holders of not less than 10% of all shares entitled to vote at the meeting.

Texas United’s articles of incorporation and bylaws provide that special meetings of the shareholders may be called by the President, by a majority of the board of directors or by the holders of not less than 50% of all outstanding shares entitled to vote at the meeting.

Nomination of Directors:	Neither Northwest’s articles of incorporation nor its bylaws contain provisions regarding the nominations of directors.	Nominations for election to the Texas United board of directors may be made by the board of directors or by any shareholder entitled to vote for the election of directors. Texas United’s bylaws

	Northwest	Texas United
provide that nominations, other than those made by or on behalf of the existing management of Texas United, must be made in writing and received by the President of Texas United not less than 90 days prior to the date of the scheduled annual meeting. However, where less than 100 days notice or prior disclosure of the meeting is given by Texas United, a shareholder proposed nomination notice must be received by the President of Texas United within 10 days of the date of notice or disclosure of the meeting by Texas United.

Shareholder Proposals of Business:	Neither Northwest’s articles of incorporation nor its bylaws contain provisions regarding shareholder proposals of business.	All shareholder proposals intended to be presented at the annual meeting of shareholders must be received by Texas United not later than 60 days nor earlier than 90 days prior to the first anniversary of the preceding year’s annual meeting. However, where the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, shareholder notice must be delivered no earlier than 90 days prior to such annual meeting and no later than the later of 60 days prior to such annual meeting or l0 days following the day on which public announcement of the date of such meeting is first made by Texas United.

Limitation of Director Liability:	Article 7.06 of the Texas Miscellaneous Corporation Laws Act provides that the articles of incorporation may provide that a director of a corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except that this article does not authorize the limitation of	Texas United’s articles of incorporation provide that no director of Texas United will be liable to Texas United or its shareholders for monetary damages for an act or omission in the director’s capacity as director, except to the extent the exemption is not permitted under Texas law.

	Northwest	Texas United

the liability of a director to the extent the director is found liable for (1) a breach of the director’s duty of loyalty to the corporation or its shareholder; (2) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law; (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office or (4) an act or omission for which the liability of a director is expressly provided by an applicable statute.

Northwest’s articles of incorporation and bylaws provide for indemnification to the extent permitted by applicable law.

Indemnification:	Section 2.02-1 of the Texas Business Corporation Act provides that a corporation may indemnify a director who was, is, or is threatened to be made a named defendant or respondent in a proceeding against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding only if it is determined that the director (1) conducted himself in good faith; (2) reasonably believed (i) in connection with the director’s conduct in his capacity as director, that his conduct was in the corporation’s best interest; and (ii) in all other cases, that the director’s conduct was at least not opposed to the corporation’s best interest and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, a	Texas United’s articles of incorporation and bylaws provide that except as limited by law, Texas United will indemnify directors against reasonable expenses incurred in the defense of any action, except where such director is adjudged liable for negligence or misconduct in performance of his duty. In addition, Texas United will pay the expenses of such actions, as they are incurred and in advance of the final disposition; provided, however, that Texas United has received (1) a written affirmation from the director of his good faith belief that he has met the standard of conduct necessary for indemnification and (2) an unlimited, general undertaking by or on behalf of the director to repay all amounts advanced in the event that it is determined that the director has not met the indemnification standards.

Northwest	Texas United
corporation may not indemnify a director in respect to a proceeding if the director is found liable on the basis that personal benefit was improperly received by him or the director is found liable to the corporation. Northwest’s bylaws provide that Northwest may advance expenses and indemnify directors, officers, employees, agents and other persons who may be advanced expenses and indemnified under applicable law.

TEXAS ANTI-TAKEOVER STATUTES

Texas United and Northwest are subject to the provisions of the Texas Business Combination Law (Articles 13.01 through 13.08 of the Texas Business Corporation Act), which provide that a Texas corporation may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.

The Texas Business Combination Law is not applicable to:

•	the business combination of a corporation:

(a)	where the corporation’s original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law;

(b)	that adopts an amendment to its charter or bylaws before December 31, 1997, expressly electing not to be governed by the Texas Business Combination Law; or

(c)	that adopts an amendment to its charter or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated Shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law;

•	a business combination of a corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder:

(a)	as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder; and

(b)	would not at any time within the three year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition;

•	a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination;

•	a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; and

•	a business combination of a corporation with a wholly owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than by reason of the Affiliated Shareholder’s beneficial ownership of the voting shares of the corporation.

Neither Texas United’s articles of incorporation nor its bylaws contain any provision expressly providing that Texas United will not be subject to the Texas Business Combination Law. In addition, neither Northwest’s articles of incorporation nor its bylaws contain any provision expressly providing that Northwest will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving Texas United or Northwest, even if such event(s) would be beneficial to the shareholders of Texas United or Northwest.

BUSINESS OF NORTHWEST

General

Northwest is a Texas corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended, headquartered in Roanoke, Texas. Northwest was formed as a Texas corporation in 2001 and became a bank holding company through the acquisition of Northwest Bank. Northwest operates five full-service branches in Roanoke, Fort Worth Stockyards, Keller, Haltom City and Azle, Texas.

Northwest provides commercial and retail banking services from the community banking offices of Northwest Bank, its wholly-owned subsidiary, a banking association headquartered in Roanoke, Texas. Northwest Bank was originally chartered in 1982.

Bank Activities

Northwest Bank operates with a community banking philosophy emphasizing long-term customer relationships based on service and convenience. Each of Northwest Bank’s five locations is a full-service banking center led by banking officers focused on serving local community businesses and consumers.

Northwest Bank offers a variety of traditional loan and deposit products to its customers, which are mainly small and medium-size businesses and individual consumers. For businesses, Northwest Bank provides term loans, lines of credit and loans for working capital, business expansion and the purchase of equipment and machinery, interim construction loans for builders and owner occupied commercial real estate loans. Northwest Bank offers consumers a variety of products and services, including automobile loans, home equity loans and debit cards. Northwest Bank offers all of its customers a full array of cash management, Internet banking and traditional deposit services.

Competition

The banking business is highly competitive, and Northwest’s profitability is dependent on the ability to compete in its market areas. Northwest competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based nonbank lenders and certain other non-financial entities, including retail stores that offer credit programs, and certain governmental organizations which may offer more favorable financing than Northwest offers. Northwest expects competition from both financial and non-financial institutions to continue. Recently enacted federal legislation eased burdens previously imposed on banks, securities firms, insurance companies, credit unions and other financial service providers. As a result, it may be easier for non-bank institutions to compete directly with Northwest.

Northwest’s competitive edge is built upon developing strong customer relationships through timely and effective service, and on being more responsive to the needs and wants of the customer than other institutions. This service includes loan and deposit pricing within Northwest’s profitability models, building a network of convenient locations and providing the banking services most important to its customers.

Facilities

Northwest operates from five locations. Northwest owns all of its banking centers. The following table sets forth the address and deposit balances for each of Northwest’s banking centers:

Facility Location	Deposits at September 30, 2005
(Dollars in thousands)
Main Office 615 Byron Nelson Blvd. P.O. Box 2000 Roanoke, Texas 76262	$39,238

Azle	20,301
608 Boyd Road Azle, Texas 76020

Haltom City	19,748
3221 Denton Highway Haltom City, Texas 76117

Keller	12,241
217 N. Main St. Keller, Texas 76248

Fort Worth Stockyards	20,911
2626 North Main Fort Worth, Texas 76106

Employees

At December 31, 2005, Northwest Bank had 59 employees, including 15 officers. Management of Northwest considers its relations with its employees to be good. Neither Northwest nor Northwest Bank is a party to any collective bargaining agreement.

Legal Proceedings

Northwest and Northwest Bank are from time to time involved in legal proceedings arising in the normal course of business. Other than proceedings incidental to Northwest’s business, neither Northwest nor Northwest Bank is a party to, nor is any of their property the subject of, any material legal proceedings. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of Northwest’s management, any such liability will not have a material adverse effect upon Northwest’s consolidated financial condition, results of operations or cash flows.

BENEFICIAL OWNERSHIP OF NORTHWEST STOCK BY

MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF NORTHWEST

The following table sets forth as of February 1, 2006, the beneficial ownership of the Northwest common stock by all (1) directors, (2) executive officers, (3) holders of more than 5% of Northwest common stock and (4) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Northwest believes that each person has sole voting and dispositive power with respect to all shares of which he is the beneficial owner and the address of such shareholder is the same as the address of Northwest.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned(1)
Principal Shareholders Not Listed Below
Bryan Nelson Mitchell, Jr.(2)	3,866,200		7.7%
Charles Dee Mitchell(3)	6,500,000		13.0
Texas A & M University Foundation(4)	3,225,807		6.5
Nicole Dawn Mitchell Youngblood(5)	3,866,200		7.7

Directors and Executive Officers
Dennis Diamond, Director	5,630	(6)	*
Jane Keel, Director	5,993,248		12.0
Kent McCune, Director, President/COO	500,000	(7)	1.0
W. Galen McCune, Director, Chairman/CEO	3,215,065	(8)	6.4
Bryan N. Mitchell, Director	14,540,000	(9)	29.0
Phyllis Needham, Director	4,493,619	(10)	9.0
Sam Stricklin, Executive Vice President/CFO.	—		*
Directors and executive officers as a group (7 persons)	28,747,562		57.5%

*	Indicates ownership which does not exceed 1.0%.
(1)	The percentage beneficially owned was calculated based on 49,995,224 shares of Northwest common stock outstanding as of February 1, 2006. No person or group has the right to acquire any securities of Northwest pursuant to options, warrants, conversion privileges or otherwise.
(2)	Bryan Nelson Mitchell, Jr. is the adult son of Bryan N. Mitchell. The address of Bryan Nelson Mitchell, Jr. is 5705 Morlaix Ct., Colleyville, Texas 76034.
(3)	Charles Dee Mitchell is the brother of Bryan N. Mitchell. The address of Charles Dee Mitchell is 518 Valencia, Dallas, Texas 75223.
(4)	The address of Texas A & M University Foundation is 401 George Bush Drive, College Station, Texas 76103.
(5)	Nicole Dawn Mitchell Youngblood is the adult daughter of Bryan N. Mitchell. The address of Nicole Dawn Mitchell Youngblood is 6071 Forest River Drive, Fort Worth, Texas 76112.
(6)	Consists of 5,630 shares beneficially owned jointly by Dennis Diamond and his spouse.
(7)	Consists of 300,000 shares beneficially owned jointly by Kent McCune and his spouse; 50,000 shares jointly owned by Kent McCune and his son, Jake McCune; 50,000 shares jointly owned by Kent McCune and his daughter, Meredith McCune; 50,000 shares jointly owned by Kent McCune and his son, Nicholas McCune; and 50,000 shares jointly owned by Kent or his spouse and his son, Will Ryan McCune. Kent McCune is the son of W. Galen McCune.
(8)	Consists of 3,215,065 shares beneficially owned jointly by W. Galen McCune and his spouse. W. Galen McCune is the father of Kent McCune.
(9)	Bryan N. Mitchell is the brother of Charles Dee Mitchell and the father of Bryan Nelson Mitchell, Jr. and Nicole Dawn Mitchell Youngblood.
(10)	Consists of 4,493,619 shares beneficially owned by the Phyllis Needham Individual Retirement Account.

BENEFICIAL OWNERSHIP OF TEXAS UNITED STOCK BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF TEXAS UNITED

The following table sets forth as of February 1, 2006, the beneficial ownership of the Texas United common stock by all (1) directors, (2) executive officers, (3) holders of more than 5% of Texas United common stock and (4) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Texas United believes that each person has sole voting and dispositive power with respect to all shares of which he is the beneficial owner and the address of such shareholder is the same as the address of Texas United.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned(1)
Principal Shareholder Not Listed Below
Wellington Management Company, LLP (2)	760,800		8.18%

Directors and Executive Officers
Jimmy Jack Biffle	60,845	(3)	*
Bruce Frenzel	34,178	(4)	*
Joe Halpain	323,987	(5)	3.48
Joe Hargis	248,276	(6)	2.67
Michael Kulhanek	71,700		*
Dayna McElreath	13,455	(7)	*
Lee D. Mueller, Jr.	249,775		2.69
Hank Novak	81,550	(8)	*
Riley C. Peveto	110,000	(9)	1.18
Steve Stapp	35,625	(10)	*
Michael Steinhauser	21,652		*
L. Don Stricklin	122,750	(11)	1.31
Jeffrey A. Wilkinson	3,000		*
Ervan E. Zouzalik	125,340	(12)	1.35
Directors and executive officers as a group (14 persons)	1,502,133		15.92%

*	Indicates ownership which does not exceed 1.0%.
(1)	The percentage beneficially owned was calculated based on 9,301,533 shares of Texas United common stock outstanding as of February 1, 2006 and assumes the exercise by the shareholder or group named in each row of all options for the purchase of Texas United common stock held by such shareholder or group and exercisable within 60 days.
(2)	The information regarding beneficial ownership is included in reliance on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2005 by Wellington Management Company, LLP. Wellington Management Company, LLP, as an investment adviser, may be deemed to have beneficial ownership of the shares reflected in the table as of December 31, 2005. Wellington Management Company, LLP reported that it shared dispositive power with respect to 760,800 shares and shared voting power with respect to 645,650 of such shares. According to the Schedule 13G, the shares reflected in the table are owned of record by clients of Wellington Management Company, LLP. The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.
(3)	Includes 6,549 shares held of record by Mr. Biffle’s spouse.
(4)	Includes 2,024 shares held of record through Mr. Frenzel’s IRA and 1,012 shares held of record through Mr. Frenzel’s spouse’s IRA.
(5)	Includes 310,362 shares held of record by Halpain Financial, Ltd., a limited partnership in which Mr. Halpain is the general partner.
(6)	Includes 227,874 shares held of record by The J.A. Hargis Partnership, L.P., a limited partnership in which Mr. Hargis is the general partner.
(7)	Includes 8,000 shares that may be acquired pursuant to the exercise of fully vested stock options.

(8)	Includes 79,850 shares held through H Novak, LP, a limited partnership in which Mr. Novak is the limited partner.
(9)	Includes 103,362 shares held through Hutton-Arlas, L.P., a limited partnership in which Mr. Peveto is the limited partner.
(10)	Consists of 35,625 shares that may be acquired pursuant to the exercise of fully vested stock options.
(11)	Includes 72,750 shares that may be acquired pursuant to the exercise of fully vested stock options.
(12)	Includes 20,340 shares that may be acquired pursuant to the exercise of fully vested stock options.

COMPARATIVE MARKET PRICES AND DIVIDEND DATA

Market Prices. The Texas United common stock has been listed on the Nasdaq National Market System under the symbol “TXUI” since July 31, 2002. Prior to that date, Texas United’s common stock was privately held and not listed on any public exchange or quotation system or actively traded. Quotations of the sales volume and the closing sales prices of the common stock of Texas United are listed daily in Nasdaq’s national market listings.

The following table sets forth the high and low closing prices for Texas United common stock for the periods indicated as reported by Nasdaq:

		Texas United
		High	Low
2004	First Quarter	$19.54	$15.95
	Second Quarter	19.20	17.18
	Third Quarter	17.93	17.16
	Fourth Quarter	20.00	17.49

2005	First Quarter	$19.75	$17.75
	Second Quarter	18.29	16.42
	Third Quarter	20.73	17.54
	Fourth Quarter	19.93	18.15

2006	First Quarter (through February 3, 2006)	$19.10	$18.32

There is no public or active market for Northwest common stock and management does not expect one to develop. Management of Northwest is not aware of any trades in the common stock of Northwest from January 1, 2004 to the date of this proxy statement/prospectus.

As of February 1, 2006, Northwest had approximately 82 shareholders of record and as of February 1, 2006, Texas United had approximately 1,226 shareholders of record. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Dividend Data. Holders of Texas United common stock are entitled to receive dividends when, as and if declared by the board of directors of Texas United out of funds legally available for that purpose. Texas United currently pays a quarterly cash dividend of $0.08 per share. While Texas United currently pays dividends on its common stock, there is no assurance that it will continue to pay dividends in the future. Future dividends on Texas United common stock will depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors of Texas United.

As a holding company, Texas United is ultimately dependent upon its subsidiaries to provide funding for its operating expenses, debt service and dividends. Various banking laws applicable to State Bank, Gateway Bank and GNB Financial, n.a. limit the payment of dividends and other distributions by State Bank, Gateway Bank or GNB Financial, n.a. to Texas United, and may therefore limit Texas United’s ability to pay dividends on its common stock. If required payments on Texas United’s outstanding junior subordinated debentures held by its unconsolidated subsidiary trusts are not made or suspended, Texas United will be prohibited from paying dividends on its common stock. Regulatory authorities could impose administratively stricter limitations on the ability of State Bank, Gateway Bank or GNB Financial, n.a. to pay dividends to Texas United if such limits were deemed appropriate to preserve certain capital adequacy requirements.

The quarterly cash dividends per share during Texas United’s last two fiscal years are set forth in the table below:

2004	First Quarter	$0.07
	Second Quarter	0.07
	Third Quarter	0.07
	Fourth Quarter	0.07

2005	First Quarter	$0.08
	Second Quarter	0.08
	Third Quarter	0.08
	Fourth Quarter	0.08

Northwest has never paid any cash dividends to its shareholders and the merger agreement prohibits Northwest from paying any dividends.

DESCRIPTION OF TEXAS UNITED CAPITAL STOCK

General

Texas United has authorized two classes of stock: (1) 20,000,000 authorized shares of common stock, par value $1.00 per share, 9,301,533 shares of which are issued and outstanding as of February 1, 2006; and (2) 500,000 authorized shares of preferred stock, no par value per share, none of which have been issued. The following summary is qualified in its entirety by reference to Texas United’s articles of incorporation and bylaws.

Texas United Common Stock

Voting Rights. The holders of Texas United’s common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Holders of shares of Texas United’s common stock do not have cumulative voting rights in the election of directors, which means that the holders of more than 50% of the shares of Texas United common stock voting for the nominees for director can elect all of the nominees.

Dividend Rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of Texas United common stock are entitled to receive ratably dividends when, as and if declared by Texas United’s board of directors out of funds legally available for the payment of dividends.

Liquidation Rights. Subject to the rights of any outstanding preferred stock, in the event of Texas United’s liquidation, dissolution or winding up, holders of Texas United’s common stock are entitled to share pro rata in all of the assets remaining after payment of liabilities and liquidation preferences, if any, on any outstanding shares of Texas United’s preferred stock.

Assessment and Redemption. All of the outstanding shares of Texas United’s common stock are fully paid and nonassessable. The common stock may not be voluntarily redeemed.

Other. Holders of Texas United’s common stock have no subscription, sinking fund, conversion or preemptive rights.

Texas United Preferred Stock

Texas United is authorized to issue 500,000 shares of preferred stock. The preferred stock is available for issuance from time to time for various purposes as determined by Texas United’s board of directors, including making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by Texas United’s articles of incorporation, the preferred stock may be issued on such terms and conditions, and at such times and in such situations, as Texas United’s board in its sole discretion determines to be appropriate, without any further approval or action by Texas United’s shareholders, unless otherwise required by laws, rules, regulations or agreements applicable to Texas United.

Moreover, except as otherwise limited by Texas United’s articles of incorporation or applicable laws, rules or regulations, Texas United’s board has the sole authority to determine the relative rights and preferences of the preferred stock and any series thereof without shareholder approval. Texas United’s articles of incorporation require all shares of preferred stock to be identical, except as to the following characteristics, which may vary between different series of preferred stock:

•	dividend rate, preference of dividend with respect to any other class or series of stock, and cumulativity, non-cumulativity or partial cumulativity of dividends;

•	redemption price and terms, including, to the extent permitted by law, the manner in which shares are to be chosen for redemption if less than all the shares of a series are to be redeemed;

•	sinking fund provisions, if any, for the redemption or purchase of shares;

•	the amount payable upon shares in the event of voluntary or involuntary liquidation, dissolution or winding up;

•	the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

•	conditions or restrictions on the creation of debt or the issuance of any additional shares of capital stock; and

•	voting rights.

Texas United’s board does not intend to seek shareholder approval prior to any issuance of preferred stock or any series thereof, unless otherwise required by law or the rules of any applicable securities exchange or quotation system. Under Texas law, shareholder approval prior to the issuance of shares of Texas United’s common stock is required in connection with certain mergers. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities, and it is the belief of Texas United’s board that the delay necessary for shareholder approval of a specific issuance could be to Texas United’s detriment and the detriment of Texas United’s shareholders.

The preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with Texas United’s management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of Texas United’s securities or the removal of incumbent management.

The effects of the issuance of the preferred stock on the holders of common stock could include:

•	reduction of the amount otherwise available for payments of dividends on common stock if dividends are payable on the series of preferred stock;

•	restrictions on dividends on common stock if dividends on the series of preferred stock are in arrears;

•	dilution of the voting power of common stock if the series of preferred stock has voting rights, including a possible “veto” power if the series of preferred stock has class voting rights;

•	dilution of the equity interest of holders of common stock if the series of preferred stock is convertible, and is converted, into common stock; and

•	restrictions on the rights of holders of common stock to share in Texas United’s assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

Texas Law and Certain Provisions of Texas United’s Articles of Incorporation and Bylaws

Certain provisions of Texas law, including the Texas Business Corporation Act, Texas United’s articles of incorporation and Texas United’s bylaws could make more difficult Texas United’s acquisition by means of a tender offer, a proxy contest or otherwise and the removal of Texas United’s incumbent officers and directors. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Texas United to negotiate first with Texas United.

The following discussion is a summary of certain material provisions of Texas United’s articles of incorporation and Texas United’s bylaws, copies of which have been previously filed with the Securities and Exchange Commission and are incorporated by reference in this proxy statement/prospectus.

Classified Board of Directors. Under Texas United’s articles of incorporation and bylaws, Texas United’s board of directors is classified into three classes, with the directors being elected for staggered, three-year terms.

The classification of Texas United’s board of directors will have the effect of making it more difficult to change the composition of Texas United’s board of directors, because at least two annual meetings of the shareholders would be required to change the control of the board of directors rather than one. In addition, Texas United’s bylaws provide that directors may be removed by the shareholders only for cause and that vacancies on Texas United’s board of directors may be filled by the remaining directors; provided, however, that Texas United’s current directors who were former directors of South Central Texas Bancshares, Inc. have the right to nominate the individuals to fill any vacancy created when a former South Central director ceases to be a director and Texas United’s current directors who were former directors of Premier Bancshares, Inc. have the right to nominate the individuals to fill any vacancy created when a former Premier Bancshares directors ceases to be a director.

Advance Notice of Shareholder Proposals and Nominations. Any one or more of Texas United’s shareholders may nominate one or more persons for election as a director of Texas United or propose business to be conducted at a meeting of shareholders if the shareholder complies with the prior notice and information provisions in Texas United’s bylaws.

In order for a director nomination to be timely, a shareholder’s notice must be received by Texas United at Texas United’s principal executive office no later than 90 days prior to the date of the shareholders’ meeting at which directors are to be elected; provided, however, that in the event that Texas United gives less than 100 days notice or prior disclosure of such meeting, the notice must be received by Texas United within ten days of the date of notice or disclosure of the meeting by Texas United.

To submit a recommendation of a director candidate, a shareholder must submit the following information to Texas United in writing, addressed to the Chairman of Texas United’s Corporate Governance and Nominating Committee, care of Texas United’s Corporate Secretary, at Texas United’s principal executive office:

1.	The name of the person recommended as a director candidate;

2.	All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3.	The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4.	As to the shareholder making the recommendation, the name and address, as they appear on Texas United’s books, of such shareholder; provided, however, that if the shareholder is not a registered holder of Texas United’s common stock, the shareholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of Texas United’s common stock; and

5.	A statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a proposal for business intended to be presented at Texas United’s annual meeting of shareholders to be timely, a shareholder’s notice must be received by Texas United at Texas United’s principal executive office no earlier than 90 days prior to, or later than 60 days prior to, the first anniversary of the preceding year’s annual meeting date; provided, however, that in the event the annual meeting is more than 30 days before or more than 60 days after the anniversary date, the notice must be received by Texas United no earlier than 90 days prior to, or later than 60 days prior to, the annual meeting or within ten days of the date Texas United publicly announces the meeting date.

Special Meetings of Shareholders. Texas United’s articles of incorporation provide that special meetings of Texas United’s shareholders can be called only by a majority of Texas United’s board of directors, Texas

United’s President or the holders of not less than a majority of all shares of Texas United’s stock entitled to vote at the meeting. This provision has the effect of making it more difficult for Texas United’s shareholders to call special meetings.

Increased Shareholder Vote Required for Certain Actions. Although Texas United’s bylaws generally provide that the vote or approval of the holders of a majority of the shares of Texas United’s stock entitled to vote on a matter will be sufficient to approve such matter, Texas United’s articles of incorporation increase to 70% the required shareholder approval level for certain actions such as a merger or a consolidation in which Texas United will not be the surviving entity, or a share exchange or a sale or lease of substantially all of Texas United’s assets. This provision has the effect of enabling the holders of 30.1% of Texas United’s common stock to effectively veto these types of extraordinary transactions.

Action by Written Consent Without Unanimous Written Consent. Under the Texas Business Corporation Act, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders without the unanimous written consent of all shareholders unless the articles of incorporation specifically allow action by less than unanimous consent. Texas United’s articles of incorporation provide that shareholders may act by written consent in lieu of a meeting if the consent is signed by the holders of shares representing not less than the minimum number of votes necessary to take such action at a meeting of shareholders.

BUSINESS OF TEXAS UNITED

Texas United is a financial holding company headquartered in La Grange, Texas. Texas United conducts business through its subsidiaries, State Bank, Gateway National Bank and GNB Financial, n.a. Texas United operates a total of 22 full-service banking locations in north, central and south central Texas. Texas United also operates through State Bank five mortgage loan production offices and 11 limited service branches located in Houston, Austin and San Antonio. Texas United provides a wide range of financial services to small to medium-sized businesses, including commercial loans and commercial mortgage loans, and to individuals, including mortgage loans and consumer loans. As of September 30, 2005, on a consolidated basis, Texas United had total assets of $1.3 billion, total loans, including loans held for sale, of $847.9 million, total deposits of $880.7 million and shareholders’ equity of $109.0 million.

Incorporation of Certain Documents by Reference

Certain documents filed by and relating to Texas United are incorporated herein by reference. See “Where You Can Find More Information” on page 73 for a list of these documents.

Interests of Certain Persons

No director or executive officer of Texas United has any material direct or indirect financial interest in Northwest or the merger, except as a director, executive officer or shareholder of Texas United or its subsidiaries.

PROPOSAL II

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the merger agreement at the time of the special meeting of Northwest, the merger agreement could not be approved unless the special meeting was adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received at the time of the special meeting to be voted for an adjournment, if necessary, Northwest has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of Northwest unanimously recommends that the shareholders vote FOR the adjournment proposal. If it is necessary to adjourn a special meeting, no notice of such adjourned meeting is required to be given to Northwest’s shareholders, other than an announcement at the special meeting of the place, date and time to which the special meeting is adjourned, if the special meeting is adjourned for 30 days or less.

The board of directors of Northwest unanimously recommends that you vote FOR approval of this proposal.

EXPERTS

The consolidated financial statements of Texas United as of December 31, 2004 and for the year ended December 31, 2004 incorporated in this proxy statement/prospectus by reference from Amendment No. 1 to the Texas United Annual Report on Form 10-K/A for the year ended December 31, 2004 have been audited by BKD, LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Texas United as of December 31, 2003 and for each of the years in the two-year period ended December 31, 2003 incorporated in this proxy statement/prospectus by reference from Amendment No. 1 to the Texas United Annual Report on Form 10-K/A for the year ended December 31, 2004 have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Texas United common stock to be issued by Texas United in connection with the merger will be passed upon by Bracewell & Giuliani LLP, Houston, Texas. Certain legal matters with respect to the merger will be passed upon for Northwest by Dover Dixon Horne PLLC, Little Rock, Arkansas.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the board of directors of Northwest knows of no matters that will be presented for consideration at the special meeting of their shareholders other than as described in this proxy statement/prospectus. However, if any other matters are properly brought before the Northwest special meeting or any adjournment or postponement of such special meeting and are voted upon, it is intended that the proxies for Northwest will act in accordance with their best judgment unless otherwise indicated in the appropriate box on the proxy.

WHERE YOU CAN FIND MORE INFORMATION

Texas United files reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the Securities and Exchange Commission’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like Texas United, who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

The Securities and Exchange Commission allows Texas United to “incorporate by reference,” which means that Texas United can disclose important business and financial information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information that Texas United incorporates by reference is considered to be part of this proxy statement/prospectus, and later information that Texas United files with the Securities and Exchange Commission will automatically update and supersede the information Texas United included in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents listed below that have previously been filed with the Securities and Exchange Commission which contain important information about Texas United:

•	Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2004;

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005;

•	Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005; and

•	Current Reports on Form 8-K dated March 1, 2005; May 3, 2005; July 11, 2005; October 5, 2005; October 31, 2005; November 23, 2005; December 7, 2005; December 7, 2005 and February 3, 2006.

Texas United also incorporates by reference any future filings it makes with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the closing date of the merger. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Upon your written or oral request, Texas United will provide you without charge a copy of any or all of the documents incorporated by reference herein, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement/prospectus incorporates. Your written or oral request for copies of this proxy statement/prospectus and documents Texas United has incorporated by reference should be directed to:

Texas United Bancshares, Inc.

202 West Colorado

La Grange, Texas 78945

Attention: Jeffrey A. Wilkinson

Telephone: (979) 968-8451

Facsimile: (979) 968-6513

To obtain timely delivery, you must make a written or oral request for a copy of such information by March 10, 2006.

Texas United has filed a registration statement on Form S-4 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the Texas United common stock to be issued to shareholders of Northwest in the merger. This proxy statement/prospectus constitutes the prospectus of Texas United filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The registration statement and its exhibits are available for inspection and copying as set forth above.

You should rely only on the information contained in this proxy statement/prospectus. Neither Texas United nor Northwest has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this proxy statement/prospectus is correct as of its date. It may not continue to be correct after this date. Northwest has supplied all of the information about Northwest and its subsidiaries contained in this proxy statement/prospectus and Texas United has supplied all of the information about Texas United and its subsidiaries. Each of us is relying on the correctness of the information supplied by the other.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

Appendix A

AGREEMENT AND PLAN OF REORGANIZATION

by and between

TEXAS UNITED BANCSHARES, INC.

and

NORTHWEST BANCSHARES, INC.

Dated as of November 22, 2005

A-i

(continued)

A-ii

(continued)

A-iii

(continued)

A-iv

(continued)

Page
Section 13.11	Entire Agreement	A-36

Section 13.12	Counterparts	A-36

Section 13.13	Binding on Successors	A-36

Section 13.14	Gender	A-36

Section 13.15	Disclosures	A-36

Exhibit A:	Form of Voting Agreement and Irrevocable Proxy
Exhibit B:	Form of Affiliate Letter
Exhibit C:	Form of Release Agreement
Exhibit D:	Form of Non-Competition Agreement

A-v

LIST OF SCHEDULES

Schedule 2.2	Check Related Matters
Schedule 3.1(d)	Subsidiaries and Affiliates
Schedule 3.4	Investments
Schedule 3.6(a)	Real Property
Schedule 3.6(b)	Leases
Schedule 3.9	Litigation
Schedule 3.10(b)	Tax Return Extensions
Schedule 3.10(d)	Income Tax Returns
Schedule 3.10(f)	Tax Allocation Agreements
Schedule 3.10(g)	Net Operating Losses
Schedule 3.10(i)	§ 481(a) Adjustment
Schedule 3.11	Loan Portfolio
Schedule 3.12(a)	Past Due Loans
Schedule 3.12(b)	Watch List
Schedule 3.13	Contracts and Commitments
Schedule 3.14(a)	Insurance Policies
Schedule 3.15	No Conflict
Schedule 3.19(a)	Employee Benefit Plans
Schedule 3.20	Deferred Compensation Arrangements
Schedule 3.21	Brokers, Finders and Financial Advisors
Schedule 3.24	Brokered Deposits
Schedule 3.26	Intellectual Property
Schedule 3.27	Bank Secrecy Act
Schedule 3.28	Shareholders’ List
Schedule 5.2(b)(ii)	Bonus Payments
Schedule 5.2(b)(xvi)	Capital Expenditures

A-vi

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (the “Agreement”) dated as of November 22, 2005, is by and between Texas United Bancshares, Inc. (“Texas United”), a Texas corporation and financial holding company pursuant to the Gramm-Leach-Bliley Act and bank holding company registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”), and Northwest Bancshares, Inc. (“Northwest”), a Texas corporation and bank holding company registered under the BHC Act.

WHEREAS, Northwest desires to affiliate with Texas United and Texas United desires to affiliate with Northwest by merging Northwest with and into Texas United, with Texas United as the surviving entity (the “Merger”); and

WHEREAS, Texas United and Northwest believe that the merger of Northwest into Texas United in the manner provided by, and subject to the terms and conditions set forth in, this Agreement and all exhibits, schedules and supplements hereto is desirable and in the best interests of their respective shareholders; and

WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder and that this Agreement is intended to be and hereby is adopted as a plan of reorganization within the meaning of Section 368(a) of the Code; and

WHEREAS, the respective Boards of Directors of Texas United and Northwest have approved this Agreement and the transactions proposed herein substantially on the terms and conditions set forth in this Agreement; and

NOW, THEREFORE, in consideration of such premises and the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as set forth below.

INTRODUCTION

A. This Agreement provides for the Merger of Northwest with and into Texas United with Texas United as the surviving entity, all pursuant to this Agreement. In connection with the Merger, Texas United will acquire all of the issued and outstanding shares of common stock, $0.01 par value, of Northwest (“Northwest Stock”).

B. Subject to the terms and conditions of a plan and agreement of merger to be entered into between Texas United Nevada, Inc., a Nevada corporation (“Nevada Company”), and Northwest Delaware, Inc., a Delaware corporation (“Northwest Intermediate Company”) and in accordance with applicable law, immediately following consummation of the Merger, Northwest Intermediate Company shall be merged (the “Intermediate Company Merger”) with and into Nevada Company, with Nevada Company being the surviving entity.

C. Subject to the terms and conditions of a plan of merger to be entered into between Northwest Bank (the “Bank”), a Texas banking association and wholly-owned subsidiary of Northwest, and GNB Financial, n.a. (“GNB Financial”), a national banking association and wholly-owned subsidiary of Texas United, and in accordance with the National Bank Act, Northwest Bank shall be merged with and into GNB Financial, with GNB Financial as the surviving bank.

I. THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, Northwest shall be merged with and into Texas United (which, as the surviving corporation, is hereinafter referred to as

“Continuing Company” whenever reference is made to it at or after the Effective Time (as defined in Section 8.2 hereof)) pursuant to the provisions of, and with the effect provided in Article 5 of the Texas Business Corporation Act (“TBCA”).

Section 1.2 Articles of Incorporation, Bylaws and Facilities of Continuing Company. At the Effective Time and until thereafter amended in accordance with applicable law, the Articles of Incorporation of Continuing Company shall be the Articles of Incorporation of Texas United as in effect immediately prior to the Effective Time. Until altered, amended or repealed as therein provided, the Bylaws of Continuing Company shall be the Bylaws of Texas United as in effect immediately prior to the Effective Time. The established offices and facilities of Northwest immediately prior to the Merger shall become established offices and facilities of Continuing Company. Unless and until changed by the Board of Directors of Continuing Company, the main office of Texas United as of the Effective Time shall become the main office of Continuing Company. Until thereafter changed in accordance with law or the Articles of Incorporation or Bylaws of Continuing Company, all corporate acts, plans, policies, contracts, approvals and authorizations of Northwest and Texas United and their respective shareholders, boards of directors, committees elected or appointed thereby, officers and agents, which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the acts, plans, policies, contracts, approvals and authorizations of Continuing Company and shall be as effective and binding thereon as the same were with respect to the Northwest and Texas United, respectively, as of the Effective Time.

Section 1.3 Board of Directors and Officers of Continuing Company. At the Effective Time and until thereafter changed in accordance with the law or the Articles of Incorporation or Bylaws of Continuing Company, the members of the Board of Directors of Texas United at the Effective Time and, if then eligible, Bryan Mitchell, a director of Northwest, shall be the Board of Directors of Continuing Company. At the Effective Time and until thereafter changed in accordance with the law or the Articles of Incorporation or Bylaws of Continuing Company, the officers of Texas United immediately prior to the Effective Time shall become the officers of Continuing Company.

Section 1.4 Effect of Merger. At the Effective Time, the corporate existence of Northwest and Texas United shall, as provided in the provisions of law heretofore mentioned, be merged and continued in Continuing Company, and Continuing Company shall be deemed to be a continuation in entity and identity of Northwest and Texas United. All rights, franchises and interests of Northwest and Texas United, respectively, in and to any type of property and choses in action shall be transferred to and vested in Continuing Company by virtue of such Merger without reversion or impairment, without further act or deed and without any assignment having occurred, but subject to any existing liens or other encumbrances thereon. The Merger shall have all other effects set forth in Article 5.06 of the TBCA.

Section 1.5 Liabilities of Continuing Company. At the Effective Time, Continuing Company shall be liable for all liabilities of Northwest and Texas United. All debts, liabilities, obligations and contracts of Northwest and of Texas United, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account, or records of Northwest or Texas United, as the case may be, shall be those of Continuing Company and shall not be released or impaired by the Merger. All rights of creditors and other obligees and all liens on property of either Northwest or Texas United shall be preserved unimpaired subsequent to the Merger.

Section 1.6 Ratification by Shareholders. This Agreement shall be submitted to the shareholders of Northwest in accordance with the terms of this Agreement, the applicable provisions of law and the Articles of Incorporation and Bylaws of Northwest. Northwest and Texas United shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and the taking of any other actions in satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Merger on the terms herein provided, including, without limitation, the preparation and submission of all necessary filings, requests for waivers and certificates with the Securities and Exchange Commission (“SEC”), Board of Governors of the

Federal Reserve System (“Federal Reserve”), the Office of the Comptroller of the Currency (“OCC”) and the Texas Department of Banking (“TDB”).

Section 1.7 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and the parties hereto hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations promulgated thereunder.

Section 1.8 Modification of Structure. Notwithstanding any provision of this Agreement to the contrary, Texas United may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (i) there are no material adverse federal income tax consequences to the shareholders of Northwest as a result of such modification, (ii) the consideration to be paid to holders of Northwest Stock under this Agreement is not thereby changed in kind or reduced in amount solely because of such modification and (iii) such modification will not be likely to materially delay or jeopardize receipt of any required regulatory approvals. In the event of such election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

II. MERGER CONSIDERATION AND EXCHANGE PROCEDURES

Section 2.1 Merger Consideration.

(a) The aggregate consideration to be paid by Texas United to the shareholders of Northwest in the Merger shall be $31,000,000, consisting of cash in the amount of $12,400,000 (“Cash Consideration”) and shares of Texas United Common Stock valued at $18,600,000 (“Stock Consideration,” and collectively with the Cash Consideration, the “Merger Consideration”).

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, based on 49,995,224 shares of Northwest Stock issued and outstanding as of the date hereof, each share of Northwest Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined in Section 2.3 hereof)), shall, subject to the conditions hereinafter stated, be converted into and exchanged for (i) an amount of cash equal to $0.2480 (“Per Share Cash Consideration”) and (ii) a number of shares of common stock, par value $1.00 per share, of Texas United (“Texas United Common Stock”), equal to the quotient obtained by dividing $0.3720 by the Average Trading Price (as defined below) of Texas United Common Stock (rounded to nearest ten thousandth). At the Effective Time, all such shares of Northwest Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration.

(c) The “Average Trading Price” of Texas United Common Stock shall be the average of the closing sale price per share of Texas United Common Stock on The Nasdaq Stock Market, Inc. National Market System (“Nasdaq”) (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by Texas United) for the forty (40) consecutive trading days ending on and including the tenth trading day preceding the Closing Date.

(d) Each share of Northwest Stock held in the treasury of Northwest and each share of Northwest Stock owned by any direct or indirect wholly owned Subsidiary (as defined in Section 13.1 hereof) of Northwest immediately prior to the Effective Time shall be cancelled without any conversion and no payment or distribution shall be made with respect thereto.

(e) Notwithstanding anything in this Agreement to the contrary, Texas United will not issue any certificates or scrip representing fractional shares of Texas United Common Stock otherwise issuable pursuant to the Merger. In lieu of the issuance of any such fractional shares, Texas United shall pay to each former holder of

Northwest Stock otherwise entitled to receive such fractional share an amount of cash determined by multiplying (i) the Average Trading Price by (ii) the fraction of a share of Texas United Common Stock which such holder would otherwise be entitled to receive pursuant to this Section 2.1.

Section 2.2 Adjustment to Merger Consideration for Equity Capital. In the event that Northwest’s Equity Capital (as defined below) on the last day of the calendar month immediately preceding the Closing Date shall be less than $11,800,000, the Cash Consideration will be reduced by an amount equal to the difference between Northwest’s Equity Capital on the last day of the calendar month immediately preceding the Closing Date and $11,800,000. For purposes of this Agreement, “Equity Capital” shall equal the sum of the capital stock, capital surplus and retained earnings of the Company, excluding unrealized securities gains or losses, as determined pursuant to generally accepted accounting principles (“GAAP”). For purposes of the definition of Equity Capital, the amount of Equity Capital shall be affected by adjustments made for certain extraordinary items related to this Agreement and the Merger, including those made between the last day of the month preceding the Closing Date and the Closing Date, including, but not limited to, reductions for (i) Northwest’s legal and accounting fees, (ii) the after-tax amount of any premium or additional cost, in excess of $30,000, incurred to provide for the continuation of certain of the Company’s insurance policies pursuant to Section 5.10 hereof, (iii) any amount required to be added to the Allowance for Loan Losses pursuant to Section 10.7 hereof, (iv) the after-tax amount of bonus payments made to certain officers of Northwest as set forth in Schedule 5.2(ii) and (v) the after-tax amount of the loss associated with the check fraud detailed in Schedule 2.2. Notwithstanding the foregoing, Equity Capital will not be adjusted for any adjustment required by Texas United pursuant to Section 5.9 hereof.

Section 2.3 Dissenting Shares. Each share of Northwest Stock issued and outstanding immediately prior to the Effective Time, the holder of which has not voted in favor of the Merger and who has delivered a written demand for payment of the fair value of such shares within the time and in the manner provided in Article 5.12 of the TBCA, is referred to herein as a “Dissenting Share.” Notwithstanding anything in this Agreement to the contrary, Dissenting Shares shall not be converted into or represent the right to receive the corresponding share of the Merger Consideration pursuant to Section 2.1 of this Agreement and shall be entitled only to such rights as are available to such holder pursuant to the applicable provisions of the TBCA unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost his right to appraisal and payment under the TBCA. Each holder of Dissenting Shares shall be entitled to receive the value of such Dissenting Shares held by him in accordance with the applicable provisions of the TBCA; provided, such holder complies with the procedures contemplated by and set forth in the applicable provisions of the TBCA. If any holder of Dissenting Shares shall have failed to perfect or shall have effectively withdrawn or lost his dissenter’s rights, such holder’s Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable for the right to receive the corresponding share of the Merger Consideration in accordance with the provisions of this Article II, without any interest thereon.

Section 2.4 Exchange Procedures.

(a) Texas United shall deposit or cause to be deposited in trust with U. S. Stock Transfer Corporation (the “Exchange Agent”) (i) certificates representing shares of Texas United Common Stock and (ii) cash in an aggregate amount estimated to be sufficient to make the appropriate cash payments (A) of the cash portion of Merger Consideration set forth in Section 2.1 of this Agreement, (B) to holders of Dissenting Shares pursuant to Section 2.3 hereof, if any, and (C) to holders of a fraction of a share of Texas United Common Stock pursuant to Section 2.1(d) of this Agreement (such certificates and cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement.

(b) As soon as practicable following the Effective Time, and after Northwest delivers to the Exchange Agent a list of Northwest shareholders as of the Effective Time in form and substance required by the Exchange Agent, Texas United shall use its best efforts to cause the Exchange Agent to mail to each record holder of an outstanding certificate or certificates which as of the Effective Time represented shares of Northwest Stock (the “Certificates”), a form letter of transmittal which will specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and contain instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash and number of shares of Texas United Common Stock provided in Section 2.1 hereof, and such Certificate shall forthwith be canceled. No interest will be paid or accrued with respect to the shares of Texas United Common Stock or the cash payable upon surrender of the Certificates. Until surrendered in accordance with the provisions of this Section 2.4, each Certificate (other than Certificates representing Dissenting Shares) shall represent for all purposes the right to receive the Merger Consideration without any interest thereon. Texas United shall use its commercially reasonable best efforts to cause the Exchange Agent to deliver the Merger Consideration to the shareholders of Northwest as soon as practicable following the Effective Time and the receipt by the Exchange Agent of a list of Northwest shareholders as of the Effective Time in form and substance required by the Exchange Agent.

(c) No dividends or other distributions declared after the Effective Time with respect to shares of Texas United Common Stock and payable to the holders thereof shall be paid to the holder of a Certificate until such holder surrenders such Certificate to the Exchange Agent in accordance with this Section 2.4. After the surrender of a Certificate in accordance with this Section 2.4, the holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which had become payable after the Effective Time with respect to the shares of Texas United Common Stock represented by such Certificate.

(d) After the Effective Time, the stock transfer ledger of Northwest shall be closed and there shall be no transfers on the stock transfer books of Northwest of the shares of Northwest Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Texas United, they shall be promptly presented to the Exchange Agent and exchanged as provided in this Section 2.4.

(e) Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of Northwest for six months after the Exchange Agent mails the letter of transmittal pursuant to Section 2.4(b) shall be delivered to Texas United upon demand, and any shareholders of Northwest who have not theretofore complied with the exchange procedures in this Article II shall look to Texas United only, and not the Exchange Agent, for the payment of any Merger Consideration in respect of such shares.

(f) If any certificate representing shares of Texas United Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be appropriately endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form (reasonably satisfactory to Texas United) for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Texas United Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(g) None of Texas United, Northwest, the Exchange Agent or any other person shall be liable to any former holder of shares of Northwest Stock for any Texas United Common Stock (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Texas United or the Exchange Agent, the posting by such person of a bond in such amount as Texas United or the Exchange Agent may direct as indemnity against any claim that may be made against the Continuing Company with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

III. REPRESENTATIONS AND WARRANTIES OF NORTHWEST

Northwest represents and warrants to Texas United as set forth below. Northwest agrees that, at the Closing, it shall provide Texas United with supplemental schedules reflecting any changes in the information contained in the disclosure schedules (“Disclosure Schedules”) which have occurred in the period from the date of delivery of such Disclosure Schedules to the date of Closing.

Section 3.1 Organization and Authority.

(a) Northwest is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and a registered bank holding company under the BHC Act, subject to all laws, rules and regulations applicable to bank holding companies. Northwest Intermediate Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Northwest Bank is a Texas banking association duly organized, validly existing and in good standing under the laws of the State of Texas. Each of Northwest, Northwest Intermediate Company and Northwest Bank has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate their properties and to engage in the business and activities now conducted by it. Northwest owns all of the outstanding capital stock of Northwest Intermediate Company free and clear of any lien, charge, claim or other encumbrance and Northwest Intermediate Company owns all of the outstanding capital stock of Northwest Bank free and clear of any lien, charge, claim or other encumbrance.

(b) Northwest Bank is duly authorized to conduct a general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the Federal Deposit Insurance Corporation (“FDIC”) and the TDB. Northwest Bank does not have “trust powers” and does not conduct trust activities.

(c) The deposit accounts of Northwest Bank are insured by the FDIC through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments due and owing as of the date hereof required in connection therewith have been paid by Northwest Bank.

(d) Except as set forth in Schedule 3.1(d), other than each other, neither Northwest nor Northwest Bank, (i) has any Subsidiaries or Affiliates (as defined in Section 13.1 hereof), (ii) is a general partner or material owner in any joint venture, general partnership, limited partnership, trust or other non-corporate entity, and (iii) knows of any arrangement pursuant to which the stock of any corporation is or has been held in trust (whether express, constructive, resulting or otherwise) for the benefit of all shareholders of Northwest.

(e) True and complete copies of the Articles of Incorporation or Association and Bylaws or other constituent documents of Northwest and each Subsidiary, each as amended to date (collectively, “Northwest Constituent Documents”), have been delivered or made available to Texas United.

Section 3.2 Capitalization.

(a) The authorized capital stock of Northwest consists of 100,000,000 shares of Northwest Stock, 49,995,224 shares of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Northwest Stock are validly issued, fully paid and nonassessable and were not issued in violation of the preemptive rights of any person or in violation of any applicable federal or state securities laws.

(b) The authorized capital stock of Northwest Immediate Company consists of 1,000 shares of common stock, $1.00 par value per share, 1,000 shares of which are issued and outstanding as of the date of this Agreement. The authorized capital stock of Northwest Bank consists of 50,000,000 shares of common stock, $0.01 par value per share, 50,000,000 shares of which are issued and outstanding as of the date of this Agreement.

(c) The authorized capital stock of each of Northwest’s Subsidiaries (i) are duly authorized, validly issued, fully paid and nonassessable, (ii) free and clear of any liens, claims, security interests and encumbrances of any kind, (iii) have not been issued in violation of the preemptive rights of any person or in violation of any applicable federal or state laws and (iv) there are no irrevocable proxies with respect to such shares and there are no outstanding or authorized subscriptions, options, warrants, calls, rights or other agreements or commitments of any kind restricting the transfer of, requiring the issuance or sale of or otherwise relating to any such shares of capital stock to any person.

(d) There are no existing options, warrants, calls, convertible securities or commitments of any kind obligating Northwest to issue any authorized and unissued Northwest Stock.

(e) Northwest does not have any outstanding commitment or obligation to repurchase, reacquire or redeem any of its outstanding capital stock. There are no voting trusts, voting agreements, buy-sell agreements or other similar arrangements affecting Northwest Stock to which Northwest is a party.

Section 3.3 Authority; Approvals.

(a) Northwest has full corporate power and authority to execute and deliver this Agreement (and any related documents), and Northwest and its Subsidiaries have full legal capacity, power and authority to perform their respective obligations hereunder and thereunder and to consummate the contemplated transactions.

(b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Northwest. The Board of Directors of Northwest has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Northwest and its shareholders, and has directed that the Agreement be submitted to Northwest ‘s shareholders for approval and adoption. Except for the approval of the shareholders of Northwest, no further actions or corporate proceedings on the part of Northwest are necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Northwest and is a duly authorized, valid, legally binding agreement of Northwest enforceable against Northwest in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

Section 3.4 Investments. Northwest has furnished to Texas United a complete list, as of September 30, 2005, of all securities, including municipal bonds, owned by Northwest Bank (the “Securities Portfolio”). Except as set forth in Schedule 3.4, all such securities are owned by Northwest (i) of record, except those held in bearer form, and (ii) beneficially, free and clear of all mortgages, liens, pledges and encumbrances. Schedule 3.4 also discloses any entities in which the ownership interest of Northwest equals 5% or more of the issued and outstanding voting securities of the issuer thereof. Northwest is not a party to, and to the knowledge of Northwest, there are no voting trusts or other agreements or understandings with respect to the voting of any of the securities in the Securities Portfolio.

Section 3.5 Financial Statements.

(a) Northwest has furnished or made available to Texas United true and complete copies of Northwest’s (i) audited consolidated financial statements as of December 31, 2004, 2003 and 2002, and for the years then ended, together with the notes thereto, and (ii) unaudited consolidated financial statements as of and for the nine months ended September 30, 2005 and 2004. Northwest has also delivered to Texas United a true and correct copy of the Consolidated Reports of Condition and Income (“Call Reports”) filed by Northwest Bank as of and for the years ended December 31, 2004, 2003 and 2002 and as of and for the nine months ended September 30, 2005 and 2004. The audited and unaudited consolidated financial statements and Call Reports referred to in this Section 3.5 are collectively referred to herein as the “Northwest Financial Statements.”

(b) Each of the Northwest Financial Statements fairly presents the financial position and results of operations of Northwest at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis, except for the Call Reports, which fairly present the financial position of Northwest Bank and the results of operations at the dates and for the periods indicated and are in compliance with regulatory accounting principles.

(c) As of the dates of the Northwest Financial Statements referred to above, neither Northwest nor any Northwest Subsidiary had any material obligations or liabilities, fixed or contingent, which are not fully shown or provided for in the Northwest Financial Statements or otherwise disclosed in this Agreement, the Disclosure Schedules or in any of the documents delivered to Texas United.

Section 3.6 Real Property Owned or Leased.

(a) Other than real property acquired through foreclosure or deed in lieu of foreclosure, Schedule 3.6(a) contains a true, correct and complete list of all real property owned or leased by Northwest or any of its Subsidiaries (the “Northwest Real Property”). True and complete copies of all of its deeds, leases and title insurance policies for, or other documentation evidencing ownership of, the properties referred to in Schedule 3.6(a) and all mortgages, deeds of trust and security agreements to which such property is subject have been furnished or made available to Texas United.

(b) Except as set forth in Schedule 3.6(b), no lease with respect to any Northwest Real Property and no deed with respect to any Northwest Real Property contains any restrictive covenant that materially restricts the use, transferability or value of such Northwest Real Property. Each of such leases described in Schedule 3.6(b) is a legal, valid and binding obligation enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and is in full force and effect; there are no existing defaults by Northwest or any of its Subsidiaries or the other party thereunder and there are no allegations or assertions of such by any party under such agreement or any events that with or without notice, lapse of time or the happening or occurrence of any other event would constitute a default thereunder.

(c) None of the buildings and structures located on any Northwest Real Property, nor any appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any material manner any restrictive covenants or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any Northwest Real Property, except for those violations and encroachments which in the aggregate would not reasonably be expected to cause a Material Adverse Effect on Northwest. No condemnation proceeding is pending or, to Northwest’s knowledge, threatened, which would preclude or materially impair the use of any Northwest Real Property in the manner in which it is currently being used.

(d) Northwest and its Subsidiaries have good and indefeasible title to, or a valid and enforceable leasehold interest in, or a contract vendee’s interest in, all Northwest Real Property, and such interest is free and clear of all liens, charges or other encumbrances, except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and (ii) those liens related to real property taxes, local improvement district assessments, easements, covenants, restrictions and other matters of record which do not individually or in the aggregate materially adversely affect the use and enjoyment of the relevant real property.

(e) All buildings and other facilities used in the business of Northwest and its Subsidiaries are adequately maintained and, are free from defects which could reasonably be expected to materially interfere with the current or future use of such facilities.

Section 3.7 Personal Property. Northwest and its Subsidiaries have good title to, or a valid leasehold interest in, all personal property, whether tangible or intangible, used in the conduct of their business (the

“Northwest Personalty”), free and clear of all liens, charges or other encumbrances, except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and (ii) such other liens, charges, encumbrances and imperfections of title as do not individually or in the aggregate materially adversely affect the use and enjoyment of the relevant Northwest Personalty. Subject to ordinary wear and tear, the Northwest Personalty is in good operating condition and repair and is adequate for the uses to which it is being put.

Section 3.8 Environmental Laws. Northwest and its Subsidiaries and any properties or business owned or operated by any of them, whether or not held in a fiduciary or representative capacity, are in compliance with all terms and conditions of all applicable federal and state Environmental Laws (as defined below) and permits thereunder, except for such noncompliance as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect on Northwest. Neither Northwest nor any of its Subsidiaries has received notice of or has knowledge of any violation of any Environmental Laws or of any placement, disposal or release of any materials designated as Hazardous Materials (as defined below) under the Environmental Laws in a manner that would result in a material claim or lien against any of them under any Environmental Laws. During the term of ownership by Northwest or any of its Subsidiaries no real estate currently owned, operated, or leased (including any property acquired by foreclosure or deeded in lieu thereof) by Northwest or its Subsidiaries, or owned, operated or leased by Northwest or its Subsidiaries within the ten years preceding the date of this Agreement has, been designated by applicable governmental authorities as requiring any environmental cleanup or response action to comply with Environmental Laws, or has been the site of release of any Hazardous Materials. To the knowledge of Northwest or any of its Subsidiaries, (i) no asbestos was used in the construction of any portion of Northwest’s or any Subsidiary’s facilities and (ii) no real property currently owned by Northwest or any Subsidiary is, or has been a heavy industrial site or landfill. There are no underground storage tanks at any of the properties currently owned, operated or leased (including any property acquired by foreclosure or deeded in lieu thereof) by Northwest or any of its Subsidiaries and no underground storage tanks have been closed or removed from any properties owned or operated by Northwest or any of its Subsidiaries.

“Environmental Laws,” as used in this Agreement, means any applicable federal, state or local statute, law, rule, regulation, ordinance, code or rule of common law now in effect and in each case as amended to date and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, or judgment, relating to pollution, the protection of human health or safety, the environment, or emissions, discharges, releases or threatened releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, handling, or transport of Hazardous Materials, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.; The Hazardous Materials Transportation Authorization Act, as amended, 49 U.S.C. § 5101, et seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1201, et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq.; the Clean Air Act, 42 U.S.C. § 7401, et seq.; and the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq.

“Hazardous Materials,” as used in this Agreement, includes, but is not limited to, (a) any petroleum or petroleum products, natural gas, or natural gas products, radioactive materials, friable asbestos, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls (PCBs) greater than 500 mg/l, and radon gas in levels above 4 picocures/liter; (b) any chemicals, materials, waste or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws; and (c) any other chemical, material, waste or substance which is in any way regulated as hazardous or toxic as of the date hereof by any federal, state or local government authority, agency or instrumentality, including mixtures thereof with other materials.

Section 3.9 Litigation and Other Proceedings. Except as set forth in Schedule 3.9, there are no legal, quasi-judicial, regulatory or administrative proceedings of any kind or nature now pending or, to the knowledge of

Northwest, threatened before any court or administrative body in any manner against Northwest or its Subsidiaries, or any of their respective properties or capital stock. Northwest will promptly notify Texas United in writing of any such proceedings, threatened or instigated against Northwest or any of its Subsidiaries subsequent to the date of this Agreement. To Northwest’s knowledge, there is no basis on which any litigation or proceeding could be brought which could reasonably be expected to have a Material Adverse Effect on Northwest or which could question the validity of any action taken or to be taken in connection with this Agreement and the transactions contemplated hereby. Neither Northwest nor any of its Subsidiaries is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

Section 3.10 Taxes and Tax Returns.

(a) For purposes of this Agreement, the following terms shall have the defined meanings as set forth below:

“Affiliated Group” means any affiliated group within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) § 1504(a).

“Deferred Intercompany Transaction” has the meaning set forth in Treasury Regulation (“Reg.”) § 1.1502-13.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity (or any department, agency, or political subdivision thereof).

“Security Interest” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that Northwest or any Subsidiary is contesting in good faith through appropriate proceedings, if any, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

“Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar) unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(b) Northwest and its Subsidiaries have filed all Tax Returns that each was required to file, including without limitation any Tax Returns of any affiliated, consolidated, combined or unitary group of which either Northwest or any Subsidiary is or was a member. At the time of filing, all such Tax Returns were correct and complete in all material respects. All Taxes owed by Northwest or any Subsidiary and any affiliated, consolidated, combined or unitary group of which either Northwest or any Subsidiary is or was a member (whether or not shown on any Tax Return) have been paid with respect to periods or any portion of a period ending on or before the Closing Date. Except as set forth in Schedule 3.10(b), neither Northwest nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been raised in writing by an authority in a jurisdiction where Northwest or any Subsidiary does not file

Tax Returns that Northwest or any Subsidiary is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Bank that arose in connection with any failure (or alleged failure) of the Northwest or any Subsidiary to pay any Tax.

(c) Northwest and its Subsidiaries have collected or withheld and duly paid to the appropriate governmental authority all Taxes required to have been collected or withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(d) No director or officer (or employee responsible for Tax matters) of either of Northwest or any Subsidiary expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no action, suit, proceeding, audit, assessment, dispute or claim concerning any Tax Liability of Northwest or any Subsidiary either (i) claimed or raised by any authority in writing or (ii) as to which any of the directors and officers of Northwest or any Subsidiary has knowledge based upon personal contact with any agent of such authority. Schedule 3.10(d) lists all federal, state, local and foreign income Tax Returns filed with respect to Northwest or any Subsidiary for taxable periods ended on or after December 31, 2000, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Northwest has delivered to the Texas United correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Bank with respect to all periods beginning after December 31, 2000.

(e) Northwest has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) Northwest has not been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii). Northwest has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code § 6662. Except as set forth in Schedule 3.10(f), neither Northwest nor any of its Subsidiaries is (i) a party to any Tax allocation or sharing agreement, (ii) has been a member of an Affiliated Group filing a consolidated federal income Tax Return or (iii) has any Liability for the Taxes of any Person under Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) Schedule 3.10(g) sets forth the following information with respect to Northwest and its Subsidiaries as of September 30, 2005 (as well as on an estimated pro forma basis as of the Closing Date giving effect to the consummation of the transactions contemplated hereby): (i) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to Northwest Bank; and (ii) the amount of any deferred gain or loss allocable to Northwest and its Subsidiaries arising out of any Deferred Intercompany Transaction.

(h) The unpaid Taxes of Northwest and its Subsidiaries (i) did not, as of September 30, 2005, exceed the current liability accruals for Tax Liability (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Northwest Financial Statements (rather than in any notes thereto) and (ii) do not exceed such current liability accruals for Taxes (excluding reserves any for deferred Taxes) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Northwest in filing its Tax Returns.

(i) Except as set forth in Schedule 3.10(i), neither Northwest nor any of its Subsidiaries is required to make any adjustment under Code § 481(a) by reason of a change in accounting method or otherwise.

Section 3.11 Loan Portfolio and Reserve for Loan Losses.

(a) With respect to the loans of Northwest reflected as assets on the Northwest Financial Statements as of September 30, 2005 and all currently outstanding loans (collectively, the “Loans”), other than as set forth in

Schedule 3.11, (i) each note evidencing a Loan or credit agreement or security instrument related to a Loan was the valid and binding obligation of the obligor named therein, enforceable in accordance with the terms thereof, except where the failure thereof, individually or in the aggregate, would not have had a Material Adverse Effect on Northwest and (ii) there are no oral modifications or amendments or additional agreements related to the Loans that are not reflected in Northwest’s records, and no claim or defense as to the enforcement of any Loan has been asserted and Northwest is not aware of any acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense, except where such claim would not have, individually or in the aggregate, a Material Adverse Effect on Northwest.

(b) The allowance for loan losses shown on the Northwest Financial Statements as of September 30, 2005, was, and the allowance for loan losses to be shown on any financial statements or Call Reports of Northwest as of any date subsequent to the execution of this Agreement will be, as of such dates, in the reasonable judgment of management of Northwest, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of Loans outstanding (including accrued interest receivable) of Northwest and other extensions of credit (including letters of credit or commitments to make loans or extend credit), and the allowance for loan losses has been established in accordance with GAAP as applied to banking institutions and all applicable rules and regulations; provided, however, that no representation or warranty is made as to the sufficiency of collateral securing or the collectibility of such loans.

Section 3.12 Certain Loans and Related Matters.

(a) Except as set forth in Schedule 3.12(a), as of September 30, 2005, neither Northwest nor Northwest Bank is a party to any written or oral: (i) loan agreement, note or borrowing arrangement, other than credit card loans and other loans the unpaid balance of which does not exceed $25,000 per loan, under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or in default of any other material provisions as of the date hereof; (ii) loan agreement, note or borrowing arrangement which has been classified or, in the exercise of reasonable diligence by Northwest or Northwest Bank or any regulatory agency with supervisory jurisdiction over Northwest or Northwest Bank, should have been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of Northwest or any of its Subsidiaries, or any 10% or greater shareholder of Northwest, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or (iv) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to Northwest or any of its Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by any regulatory agency with supervisory jurisdiction over Northwest or its Subsidiaries and which violation could have a Material Adverse Effect on Northwest.

(b) Schedule 3.12(b) contains the “watch list of loans” of Northwest Bank (“Watch List”) as of September 30, 2005. Except as set forth in Schedule 3.12(b), to the knowledge of Northwest, there is no loan agreement, note or borrowing arrangement which should be included on the Watch List in accordance with Northwest’s past practices and prudent banking principles.

Section 3.13 Contracts and Commitments.

(a) Except as set forth in Schedule 3.13, neither Northwest nor any of its Subsidiaries is a party to or bound by any of the following (whether written or oral, express or implied):

(i) employment contract, severance arrangement, change-in-control agreement or parachute (including without limitation any collective bargaining contract or union agreement or agreement with an independent consultant);

(ii) bonus, stock option, deferred compensation or profit-sharing, pension or retirement plan or other employee benefit arrangement, other than any profit-sharing, pension or retirement plan disclosed in Schedule 3.19(a);

(iii) material lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee;

(iv) contract or commitment for capital expenditures;

(v) material contract or commitment made in the ordinary course of business for the purchase of materials or supplies or for the performance of services over a period of more than ninety (90) days from the date of this Agreement;

(vi) contract or option to purchase or sell any real or personal property other than in the ordinary course of business;

(vii) contract, agreement or letter with respect to the management or operations of Northwest or any Subsidiary imposed by any bank regulatory authority having supervisory jurisdiction over Northwest or any Subsidiary;

(viii) agreement, contract or indenture related to the borrowing by Northwest or any Subsidiary of money other than those entered into in the ordinary course of business;

(ix) guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the ordinary course of business;

(x) agreement with or extension of credit to any executive officer or director of Northwest or any Subsidiary or holder of more than ten percent (10%) of the issued and outstanding Northwest Stock, or any affiliate of such person, which is not on substantially the same terms (including, without limitation, in the case of lending transactions, interest rates and collateral) as, and following credit underwriting practices that are not less stringent than, those prevailing at the time for comparable transactions with unrelated parties or which involve more than the normal risk of collectibility or other unfavorable features; or

(xi) contracts, other than the foregoing, with annual payments aggregating $10,000 or more not made in the ordinary course of business and not otherwise disclosed in this Agreement, the Disclosure Schedules or in any document delivered or referred to or described in writing by Northwest to Texas United.

(b) Northwest and its Subsidiaries have in all material respects performed all material obligations required to be performed by them to date and are not in default under, and no event has occurred which, with the lapse of time or action by a third party or both, could reasonably be expected to result in default under any material indenture, mortgage, contract, lease or other agreement to which Northwest or any of its Subsidiaries is a party or by which Northwest or any of its Subsidiaries is bound or under any provision of the Northwest Constituent Documents.

Section 3.14 Insurance.

(a) A true, correct and complete list of all insurance policies owned or held by or on behalf of either Northwest or any of its Subsidiaries (other than credit life policies), including the insurer, amount of coverage, deductions, type of insurance, effective and termination dates and any pending claims thereunder involving more than $50,000 is set forth in Schedule 3.14(a).

(b) All policies of general liability, theft, life, fire, workers’ compensation, health, directors and officers, and other forms of insurance owned or held by Northwest or any of its Subsidiaries (i) are in full force and effect and all premiums that are due and payable with respect thereto are currently paid; (ii) are sufficient for compliance with all requirements of applicable laws and of all agreements to which Northwest or any of its Subsidiaries is a party; (iii) are adequate for the business conducted by Northwest and any of its Subsidiaries in respect of amounts, types and risks insured; (iv) are valid, outstanding and enforceable policies (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies); and (v) will remain in full force and effect through the Effective Time, subject to normal renewal policies and procedures, including, without limitation, the payment of premiums. No insurer under any such policy or bond has canceled or indicated an intention to cancel or not to renew any such policy or bond effective at any time prior to the Effective Time or generally disclaimed liability thereunder. Neither Northwest nor any of its Subsidiaries is in default under any such policy or bond, and all material claims thereunder have been filed in a timely fashion. Neither Northwest nor any of its Subsidiaries has been denied or had revoked or rescinded any policy of insurance during the last three fiscal years.

Section 3.15 No Conflict With Other Instruments. The execution, delivery and performance of this Agreement by Northwest, and the consummation or performance by Northwest and any of its Subsidiaries of the transactions contemplated hereby, will not (i) conflict with or violate any provision of the Northwest Constituent Documents or (ii) assuming approvals and consents and the consents of third parties set forth in Schedule 3.15 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Northwest or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or constitute a default (or an event which, with or without notice or lapse of time, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, cause Northwest or any of its Subsidiaries to become subject to or liable for the payment of any tax, or result in the creation of any encumbrance upon any of the properties or assets of Northwest or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, instrument or obligation to which Northwest or any of its Subsidiaries is a party, or by which any of its properties or assets may be bound or affected, excluding from the foregoing clause (ii) such violations, conflicts, breaches or defaults which either individually or in the aggregate will not have a Material Adverse Effect on Northwest.

Section 3.16 Compliance with Laws and Regulatory Filings. Northwest and its Subsidiaries are in compliance with all applicable federal, state and local laws, rules, regulations and orders applicable to them. Except for approvals by regulatory authorities having supervisory jurisdiction over Northwest and its Subsidiaries, no prior consent, approval or authorization of, or declaration, filing or registrations with, any person or regulatory authority is required of Northwest and its Subsidiaries in connection with the execution, delivery and performance by Northwest of this Agreement and the transactions contemplated hereby. Northwest and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the Federal Reserve, the FDIC, the TDB or any other regulatory authority having supervisory jurisdiction over Northwest and its Subsidiaries, and such reports, registrations and statements, as finally amended or corrected, are true and correct in all material respects.

Section 3.17 Absence of Certain Changes. Since June 30, 2005, (i) Northwest and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practices (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Northwest.

Section 3.18 Employment Relations. The relations of Northwest and any of its Subsidiaries with their employees are generally satisfactory. Neither Northwest nor any of its Subsidiaries has received any notice of any controversies with, or organizational efforts or other pending actions by, representatives of their employees. Each of Northwest and any of its Subsidiaries has materially complied with all laws relating to the employment of labor with respect to their employees, including any provisions thereof relating to wages, hours, collective bargaining and the payment of worker’s compensation insurance and social security and similar taxes, and, except as set forth in Schedule 3.18, no person has asserted that Northwest or any of its Subsidiaries is liable for any arrearages of wages, worker’s compensation insurance premiums or any taxes or penalties for failure to comply with any of the foregoing.

Section 3.19 Employee Benefit Plans.

(a) Schedule 3.19(a) lists all employee benefit plans or agreements providing benefits to any employees or former employees of Northwest or any of its Subsidiaries that are sponsored or maintained by Northwest or any of its subsidiaries or to which Northwest or any of its Subsidiaries contributes or is obligated to contribute on behalf of employees or former employees of Northwest, including, without limitation, any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA or any collective bargaining, bonus, incentive, deferred compensation, stock purchase, stock option, severance, change of control or fringe benefit plan (“Company Employee Plan”). There is no pending or, to the knowledge of Northwest or any of its Subsidiaries, threatened litigation, administrative action, investigation, audit or similar proceeding relating to any Company Employee Plan. All of Northwest Employee Plans comply in all material respects with all applicable requirements of ERISA, the Code and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to Northwest Employee Plans which is likely to result in the imposition of any penalties or taxes upon Northwest or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the Code.

(b) Neither Northwest nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any Company Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state laws, the cost of which is borne by the insured individuals. Each Company Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code is qualified in form and operation in all material respects and Northwest is not aware of any event or circumstance that would disqualify any such Company Employee Plan. Northwest has provided or made available copies of the most recent Form 5500 filings for the applicable Company Employee Plans.

(c) No employee benefit plans of Northwest or its ERISA Affiliates (as defined below) (the “Northwest Plans”) are “multiemployer plans” within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plans”). None of Northwest or any of its respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan, and none of Northwest, or any of its respective ERISA Affiliates has incurred any withdrawal liability under Part I of Subtitle E of Title IV of ERISA that has not been satisfied in full.

(d) There does not now exist, nor, to the knowledge of Northwest or any of its Subsidiaries, do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability that would be a material liability of Northwest now or following the Closing. “Controlled Group Liability” means (i) any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, or (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (E) under corresponding or similar provisions of foreign laws or regulations.

(e) There is no contract, agreement, plan or arrangement covering any employee or former employee of Northwest or any of its Affiliates that, individually or in the aggregate, could give rise to the payment by Northwest or any of its Subsidiaries of any amount that would not be deductible pursuant to the terms of Section 162(m) or Section 280G of the Code. Except as required by the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, neither Northwest nor any of its Subsidiaries has any liability to provide post-retirement health or life benefits to any employee or former employee of Northwest or any of its Subsidiaries.

(f) “ERISA Affiliates” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

Section 3.20 Deferred Compensation Arrangements. Schedule 3.20 contains a list of all non-qualified deferred compensation arrangements of Northwest, if any, including (i) the terms under which the cash value of any life insurance purchased in connection with any such arrangement can be realized and (ii) the amount of any unfunded liabilities of such plans.

Section 3.21 Brokers, Finders and Financial Advisors. Other than as set forth in Schedule 3.21, neither Northwest nor any of its officers, directors or employees have employed any broker, finder, financial advisor or investment banker or incurred any liability for any brokerage, financial advisory, investment banking or other fees or commissions in connection with this Agreement and the transactions contemplated herein.

Section 3.22 Accounting Controls. Northwest has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Northwest; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as Northwest or other criteria applicable to such financial statements, and to maintain proper accountability for items therein; (iii) control of the material properties and assets of Northwest is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Northwest; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

Section 3.23 Derivative Contracts. Northwest is not a party to nor has it agreed to enter into an exchange traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in the Northwest Financial Statements which is a financial derivative contract (including various combinations thereof).

Section 3.24 Deposits. Except as set forth in Schedule 3.24, to the knowledge of Northwest or Northwest Bank, none of the deposits of Northwest Bank is a “brokered” deposit (as such term is defined in 12 CFR 337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business).

Section 3.25 Community Reinvestment Act. Northwest Bank is in material compliance with the Community Reinvestment Act (12 U.S.C. 2901 et seq.) and all regulations promulgated thereunder (“CRA”). Northwest Bank has a rating of “satisfactory” as of its most recent CRA compliance examination and, knows of no reason why it would not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination or why the FDIC or any other governmental entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of Northwest Bank under the CRA.

Section 3.26 Intellectual Property Rights. Schedule 3.26 contains a correct and complete list of all registered trademarks, registered service marks, trademark and service mark applications, trade names and registered copyrights presently owned or held by Northwest or any of its Subsidiaries or used under license by them in the conduct of their business (the “Intellectual Property”). Northwest or its Subsidiaries own or have the right to use and continue to use the Intellectual Property in the operation of their business. Except as set forth in Schedule 3.26, to the knowledge of Northwest, neither Northwest nor any of its Subsidiaries is infringing or violating any patent, copyright, trademark, service mark, label filing or trade name owned or otherwise held by any other party, nor has Northwest or its Subsidiaries used any confidential information or any trade secrets owned or otherwise held by any other party, without holding a valid license for such use.

To Northwest’s knowledge, neither Northwest nor any of its Subsidiaries is engaging, nor has any been charged with engaging, in any kind of unfair or unlawful competition. Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will in any way impair the right of Northwest or its Subsidiaries or the Continuing Company to use, sell, license or dispose of, or to bring any action for the infringement of, the Intellectual Property.

Section 3.27 Bank Secrecy Act; USA PATRIOT Act. Other than as set forth in Schedule 3.27, Northwest has neither had nor suspected any incidents of fraud or defalcation during the last two years. Northwest is in compliance with the Bank Secrecy Act and all regulations promulgated thereunder. Northwest has timely and properly filed and maintained all requisite Currency Transaction Reports and Suspicious Activity Reports and has properly monitored transaction activity (including, but not limited to, wire transfers). In addition, Northwest is in compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, Gramm-Leach-Bliley Act Privacy Provisions, Office of Foreign Assets Control Regulation (OFAC), Bank Protection Act and all applicable Financial Crimes Enforcement Network (FinCEN) requirements.

Section 3.28 Shareholders’ List. Schedule 3.28 contains a list of the holders of shares of Northwest Stock as of a date within ten (10) days prior to the date hereof, including for such shareholders the names, addresses and number of shares held of record, which shareholders’ list is in all respects complete and accurate.

Section 3.29 SEC Status; Securities Issuances. Northwest is not subject to the registration provisions of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) nor the rules and regulations of the SEC promulgated under Section 12 of the Exchange Act, other than anti-fraud provisions of such act.

Section 3.30 Dissenting Shareholders. Northwest and its directors and executive officers, have no knowledge of any plan or intention on the part of any shareholders of Northwest to make written demand for payment of the fair value of such holder’s shares of Northwest Stock in the manner provided in Article 5 of the TBCA.

Section 3.31 Fairness Opinion. Northwest has received an opinion from Alex Sheshunoff & Co. dated as of the date of this Agreement, to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the shareholders of Northwest, is fair, from a financial point of view, to such shareholders, and such opinion will be updated as of the date of the Proxy Statement (as defined in Section 3.32 hereof).

Section 3.32 Northwest Information. None of the information relating to Northwest and its Subsidiaries contained in (i) a proxy statement (including any amendment or supplement thereto) to be prepared by Northwest in accordance with Northwest’s Articles of Incorporation, Bylaws and applicable law (the “Proxy Statement“) and mailed to Northwest’s shareholders in connection with the solicitation of proxies by the Board of Directors of Northwest for use at a special meeting of Northwest’s shareholders to be called to consider the Merger, this Agreement and the transactions contemplated hereby (the “Northwest Shareholder Meeting“) will, at the date of mailing to Northwest’s shareholders and at the time of the Northwest Shareholder Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) a Registration Statement on Form S-4 (including any prospectus contained therein) to be filed with the SEC by Texas United for the purpose of registering the shares of Texas United Common Stock to be issued in exchange for shares of Northwest Stock pursuant to this Agreement (the “Registration Statement“) will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act of 1933, as amended (“Securities Act“), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

IV. REPRESENTATIONS AND WARRANTIES OF TEXAS UNITED

Texas United represents and warrants to Northwest as set forth below.

Section 4.1 Organization.

(a) Texas United is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and a financial holding company duly registered under the BHC Act, subject to all laws, rules and regulations applicable to financial holding companies. Texas United owns 100% of the issued and outstanding shares of common stock, $1.00 par value, of Nevada Company. Nevada Company, a Nevada corporation and a bank holding company registered under the BHC Act, is duly organized, validly existing and in good standing under the laws of the State of Nevada. Nevada Company owns 100% of the issued and outstanding shares of common stock, $5.00 par value, of State Bank (“State Bank”) and 100% of the issued and outstanding shares of common stock, $5.00 par value, of GNB Financial. State Bank is a Texas banking association duly organized, validly existing and in good standing under the laws of the State of Texas. GNB Financial is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America.

(b) Texas United, Nevada Company, State Bank and GNB Financial each have full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate their properties, to engage in the business and activities now conducted by them, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Texas United.

(c) State Bank (i) is duly authorized to conduct a general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the FDIC and the TDB, and (ii) is an insured bank as defined in the Federal Deposit Insurance Act.

(d) GNB Financial (i) is duly authorized to conduct a general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the FDIC and the OCC, and (ii) is an insured bank as defined in the Federal Deposit Insurance Act.

Section 4.2 Capitalization.

(a) The authorized capital stock of Texas United consists of 20,000,000 shares of Texas United Common Stock, 7,851,567 shares of which are issued and 7,845,472 shares of which are outstanding as of the date of this Agreement and 500,000 shares of preferred stock, $1.00 par value, none of which is issued and outstanding. All of the issued and outstanding shares of Texas United Common Stock are validly issued, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person or in violation of any applicable federal or state laws. To Texas United’s knowledge, there are no voting trusts, voting agreements or other similar arrangements affecting the Texas United Common Stock.

(b) At the Effective Time, the shares of Texas United Common Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable, and will not be issued in violation of any preemptive rights and/or any federal or state securities laws.

Section 4.3 Approvals; Authority.

(a) Texas United has full corporate power and authority to execute and deliver this Agreement (and any related documents), and Texas United and each of its Subsidiaries has full legal capacity, power and authority to perform their respective obligations hereunder and thereunder and to consummate the contemplated transactions.

(b) The execution and delivery of this Agreement and the consummation of the transactions contemplated thereby have been duly, validly and unanimously approved by the Board of Directors of Texas United. The Board of Directors of Texas United has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Texas United and its shareholders. Except as otherwise provided herein, no further actions or corporate proceedings on the part of Texas United or any of its Subsidiaries are necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Texas United and is a duly authorized, valid, legally binding agreement of Texas United enforceable against Texas United in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

Section 4.4 No Conflict With Other Instruments. The execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby will not (i) violate any provision of the Articles of Incorporation or Bylaws of Texas United or (ii) assuming all required shareholder and regulatory consents and approvals are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Texas United or any of its properties or assets, or (B) violate, conflict with, result in a breach of any provision of or constitute a default (or an event which, with or without notice or lapse of time, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, cause Texas United to become subject to or liable for the payment of any tax, or result in the creation of any encumbrance upon any of the properties or assets of Texas United under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, instrument or obligation to which Texas United is a party, or by which any of its properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not have a Material Adverse Effect on Texas United.

Section 4.5 Litigation and Other Proceedings. There are no legal, quasi-judicial or administrative proceedings of any kind or nature now pending or, to the knowledge of Texas United, threatened before any court or administrative body in any manner against Texas United or any of its Subsidiaries, or any of their respective properties or capital stock, which could reasonably be expected to have a Material Adverse Effect on Texas United. To Texas United’s knowledge, there is no reasonable basis on which any litigation or proceeding could be brought which could reasonably be expected to have a Material Adverse Effect on Texas United or which could question the validity of any action taken or to be taken in connection with this Agreement and the transactions contemplated hereby. Texas United is not in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

Section 4.6 Financial Statements.

(a) Texas United has furnished or made available to Northwest true and complete copies of its (i) Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2004 (as amended, the “Annual Report”), as filed with the SEC, which contains Texas United’s audited consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of earnings, statements of changes in shareholders’ equity and statements of cash flow for the years ended December 31, 2004, 2003 and 2002 and (ii) Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, as filed with the SEC, which contains Texas United’s unaudited consolidated balance sheets and related unaudited consolidated statements of earnings, statements of changes in shareholders’ equity and statements cash flows as of and for the nine months ended September 30, 2005. The financial statements referred to above included in the Annual Report and the unaudited consolidated financial statements are collectively referred to herein as the “Texas United Financial Statements.”

(b) Each of the Texas United Financial Statements fairly presents the financial position and results of operation of Texas United at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis.

(c) As of the dates of the Texas United Financial Statements referred to above, Texas United did not have any obligations or liabilities, fixed or contingent, which are material and are not fully shown or provided for in the Texas United Financial Statements or otherwise disclosed in this Agreement, or in any of the documents delivered to Northwest.

Section 4.7 Absence of Certain Changes. Since June 30, 2005, (i) Texas United and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practices (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Texas United.

Section 4.8 Securities and Exchange Commission Reporting Obligations. Since December 31, 2004, Texas United has filed all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of their respective dates, each of such reports and statements, (or if amended, as of the date so amended), were true and correct and complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the SEC and such reports did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.9 Texas United Employee Benefit Plans. The employee pension benefits plans and welfare benefit plans (referred to collectively herein as the “Texas United Plans”) in effect at Texas United and its Subsidiaries have all been operated in all material respects in compliance with ERISA, since ERISA became applicable with respect thereto. None of the Texas United Plans nor any of their respective related trusts have been terminated (except the termination of any Texas United Plan which is in compliance with the requirements of ERISA and which will not result in any additional liability to Texas United), and there has been no “reportable event,” as that term is defined in Section 4043 of ERISA, required to be reported since the effective date of ERISA which has not been reported, and none of such Texas United Plans nor their respective related trusts have incurred any “accumulated funding deficiency,” as such term is defined in Section 302 of ERISA (whether or not waived), since the effective date of ERISA. The Texas United Plans are the only employee pension benefit plans covering employees of Texas United and its Subsidiaries. Texas United and its Subsidiaries will not have any material liabilities with respect to employee pension benefits, whether vested or unvested as of the Closing Date, for any of their employees other than under the Texas United Plans, and as of the date hereof the actuarial present value of Texas United Plan assets of each Texas United Plan is not less (and as of the Effective Time of the Merger such present value will not be less) than the present value of all benefits payable or to be payable thereunder.

Section 4.10 Regulatory Approvals. Texas United has no reason to believe that it will not be able to obtain all requisite regulatory approvals necessary to consummate the transactions set forth in this Agreement.

Section 4.11 Compliance with Laws and Regulatory Filings. Texas United and its Subsidiaries are in material compliance with all applicable federal, state and local laws, rules, regulations and orders applicable to them. Texas United and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the Federal Reserve, the FDIC, the TDB, the OCC or any other regulatory authority having supervisory jurisdiction over Texas United and its Subsidiaries, and such reports, registrations and statements, as finally amended or corrected, are, to the knowledge of Texas United and its Subsidiaries, true and correct in all material respects.

V. COVENANTS OF NORTHWEST

Northwest covenants and agrees with Texas United as follows:

Section 5.1 Shareholder Approval and Reasonable Best Efforts.

(a) Northwest will, as promptly as practicable, take all steps under applicable laws and its Articles of Incorporation and Bylaws to call, give notice of, convene and hold the Northwest Shareholder Meeting at such time as may be mutually agreed to be the parties for the purpose of considering and approving the Agreement and the transactions contemplated hereby and for such other purposes consistent with the complete performance of this Agreement as may be necessary or desirable. The Board of Directors of Northwest will recommend to its shareholders the approval of this Agreement and the transactions contemplated hereby, and Northwest will use its best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby. Northwest shall ensure that the Northwest Shareholder Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Northwest Shareholder Meeting are solicited, in compliance with all applicable laws.

(b) If this Agreement is approved by the Northwest shareholders, Northwest shall, subject to Section 5.6 hereof, take all reasonable action to aid and assist in the consummation of the Merger, and will use its best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions as Texas United reasonably considers necessary, proper or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all regulatory authorities having jurisdiction over the transactions contemplated by this Agreement.

Section 5.2 Activities of Northwest Pending Closing.

(a) From the date hereof to and including the Closing Date, as long as this Agreement remains in effect, Northwest shall and shall cause each of its Subsidiaries to:

(i) conduct its affairs (including, without limitation, the making of or agreeing to make any loans or other extensions of credit) only in the ordinary course of business consistent with past practices and prudent banking principles;

(ii) use its best efforts to preserve intact its present business organizations, keep available the services of its present officers, directors, key employees and agents and preserve its relationships and goodwill with customers and advantageous business relationships;

(iii) promptly give written notice to Texas United of (a) any material change in its business, operations or prospects, (b) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any regulatory authority having jurisdiction over Northwest or any of its Subsidiaries, (c) the institution or threat of any litigation against Northwest or (d) any event or condition that would cause any of the representations or warranties of Northwest contained in this Agreement to be untrue in any material respect or which would otherwise cause a Material Adverse Effect on Northwest; and

(iv) except as required by law or regulation, take no action which could adversely affect or delay the ability of Texas United or its Subsidiaries to obtain any approvals from any regulatory agencies or other approvals required for consummation of the transactions contemplated hereby or to perform its and agreements under this Agreement.

(b) From the date hereof to and including the Closing Date, except (1) as required by law or regulation, (2) as expressly contemplated or permitted by this Agreement or (3) to the extent Texas United consents in writing (which consent shall not be unreasonably withheld or delayed), Northwest shall not, and shall not permit any of its Subsidiaries, to:

(i) issue or sell or obligate itself to issue or sell any shares of its capital stock or any warrants, rights, options or warrants to acquire, or any securities convertible into, any shares of its capital stock;

(ii) grant any stock appreciation rights or other form of incentive compensation, other than the bonus payments to certain officers of Northwest not to exceed $800,000 in the aggregate as set forth in Schedule 5.2(ii);

(iii) open or close any branch office, or acquire or sell or agree to acquire or sell, any branch office or any deposit liabilities, and shall otherwise consult with and seek the advice of Texas United with respect to basic policies relating to branching, site location and relocation;

(iv) enter into, amend or terminate any agreement of the type that would be required to be disclosed in Schedule 3.13, or any other material agreement, or acquire or dispose of any material amount of assets or liabilities, except in the ordinary course of business consistent with prudent banking practices;

(v) grant any severance or termination pay to, or enter into any employment, consulting, noncompetition, retirement, parachute, severance or indemnification agreement with, any officer, director, employee or agent of Northwest or any of its Subsidiaries, either individually or as part of a class of similarly situated persons;

(vi) make any general or individual wage or salary increase (including increases in directors’ or consultants’ fees) or pay any bonuses other than in accordance with past practice, pay any prerequisite such as automobile allowance, club membership or dues or other similar benefits other than in accordance with past practice, or institute any employee welfare, retirement or similar plan or arrangement;

(vii) declare, pay or set aside or pay any dividend or make any other distribution (whether in cash, stock or property) in respect of the Northwest Stock, or, directly or indirectly, purchase, redeem or otherwise acquire any shares of Northwest Stock, other than the payment of dividends from Northwest Bank to Northwest;

(viii) sell, transfer, convey or otherwise dispose of any real property (including “other real estate owned”) or interest therein, other than in the ordinary course of business consistent with past practices;

(ix) increase or decrease the rate of interest paid on deposit accounts, except in a manner and pursuant to policies consistent with Northwest’s past practices and prudent banking practices;

(x) establish any new Subsidiary or Affiliate;

(xi) materially deviate from policies and procedures existing as of the date of this Agreement with respect to (A) classification of assets, (B) the allowance for loan losses and (C) accrual of interest on assets, except as otherwise required by the provisions of this Agreement, applicable law or regulation or any governmental authority;

(xii) make any change in accounting methods, principles and practices, except as may be required by GAAP or any governmental authority;

(xiii) foreclose upon or otherwise acquire any commercial real property prior to receipt and approval by Texas United of a Phase I environmental review thereof;

(xiv) amend or change any provision of Northwest’s Constituent Documents;

(xv) excluding deposits, incur or modify any indebtedness for borrowed money with maturities in excess of ninety (90) days;

(xvi) make any capital expenditures which would exceed an aggregate of $50,000, except pursuant to commitments made prior to the date of this Agreement or as set forth in Schedule 5.2(b)(xvi);

(xvii) prepay any indebtedness or other similar arrangements so as to cause Northwest to incur any prepayment penalty thereunder;

(xviii) except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment in, or purchase outside the ordinary course of business any property or assets of, any other individual, corporation or other entity;

(xix) settle any claim, action or proceeding involving payment by it of money damages in excess of $50,000 or impose any material restriction on the operations of Northwest or any of its Subsidiaries; or

(xx) restructure or materially change its investment securities portfolio or its interest rate risk position from that as of September 30, 2005, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

Section 5.3 Access to Properties and Records.

(a) To the extent permitted by applicable law, including, without limitation, banking laws and regulations and antitrust laws and regulations, Northwest shall, and shall cause each of its Subsidiaries to, (i) afford the executive officers and authorized representatives (including legal counsel, accountants and consultants) of Texas United full access upon reasonable notice to Northwest’s properties, books and records and other documents and data in order that Texas United may have opportunity to make such reasonable investigation as it shall desire to make of the affairs of Northwest, and (ii) furnish Texas United with such additional financial and operating data and other information as to its business and properties as Texas United shall, from time to time, reasonably request.

(b) As soon as practicable after they become available, Northwest will deliver or make available to Texas United all unaudited quarterly financial statements prepared for the internal use of management of Northwest and all Call Reports filed by Northwest Bank with the appropriate federal regulatory authority after the date of this Agreement. All such financial statements shall be prepared in accordance with GAAP (or regulatory accounting principles, as applicable) applied on a consistent basis with previous accounting periods. In the event of the termination of this Agreement, Texas United will return to Northwest all documents and other information obtained pursuant hereto and will keep confidential any information obtained pursuant to this Agreement.

Section 5.4 Information for Regulatory Applications and SEC Filings. To the extent permitted by applicable law, Northwest will furnish Texas United with all information concerning Northwest and its Subsidiaries required for inclusion in (i) any application, statement or document to be made or filed by Texas United or Northwest with any federal or state regulatory or supervisory authority in connection with the transactions contemplated by this Agreement during the pendency of this Agreement and (ii) any filings with the SEC, including the Registration Statement and any prospectus contained therein, and any applicable state securities authorities. Northwest represents and warrants that all information so furnished for such applications and filings shall, to its knowledge, be true and correct in all material respects without omission of any material fact required to be stated to make the information not misleading. Northwest agrees at any time, upon the request of Texas United, to furnish to Texas United a written letter or statement confirming the accuracy of the information with respect to Northwest contained in any report or other application or statement referred to in this Agreement, and confirming that the information with respect to Northwest contained in such document or draft was furnished by Northwest expressly for use therein or, if such is not the case, indicating the inaccuracies contained in such document or indicating the information not furnished by Northwest expressly for use therein.

Section 5.5 Attendance at Certain Northwest Meetings. In order to facilitate the continuing interaction of Texas United with Northwest, and in order to keep Texas United fully advised of all ongoing activities of Northwest, subject to the limitation set forth in this Section 5.5, Northwest agrees and shall cause each of its Subsidiaries to agree to allow Texas United to designate two representatives (who shall be officers of State Bank or GNB Financial), each of whom will be allowed to attend as an invited guest and fully monitor all regular and called meetings of the board of directors and committees of Northwest and each of its Subsidiaries (including, but not limited to, meetings of the officers’ loan committee of Northwest Bank). Such representatives shall have no right to vote and may be excluded from sessions of the board of directors or loan or investment committee during which there is being discussed (i) matters involving this Agreement, (ii) information or material which Northwest or any of its Subsidiaries is required or obligated to maintain as confidential under applicable laws or regulations or (iii) pending or threatened litigation or investigations if, in the opinion of counsel to Northwest, the presence of such representative would or might adversely affect the confidential nature of or any privilege relating to any matters to be discussed and will be bound by Texas United’s confidentiality obligations. No attendance by representatives of Texas United at board or committee meetings under this Section 5.5 or knowledge gained or deemed to have been gained by virtue of such attendance will affect any of the representations and warranties of Northwest made in this Agreement. If the transactions contemplated by this Agreement are disapproved by any regulatory authority whose approval is required or the Agreement is otherwise terminated prior to the Effective Time, then Texas United’s designees will no longer be entitled to notice of and permission to attend such meetings.

Section 5.6 Standstill Provision. So long as this Agreement is in effect, neither Northwest nor any of its Subsidiaries shall, and Northwest agrees to use its best efforts to cause its and each of its Subsidiaries’ directors, officers, employees, agents and representatives not to, entertain, solicit or encourage any inquiries with respect to, or provide any information to or negotiate with any other party any proposal which could reasonably be expected to lead to the merger, consolidation, acquisition or sale of all or substantially all of the assets or any shares of capital stock of Northwest; except where the Board of Directors of Northwest determines, based on the advice of counsel, that the failure to furnish such information or participate in such negotiations or discussions would or could reasonably be deemed to constitute a breach of the fiduciary or legal obligations of Northwest’s Board of Directors to its shareholders. Northwest agrees to notify Texas United in writing of any such unsolicited acquisition proposal, within one (1) business day of its receipt, and provide reasonable detail as to the identify of the proposed acquirer and the nature of the proposed transaction.

Section 5.7 Voting Agreement. Northwest will, immediately after the execution of this Agreement, deliver to Texas United a Voting Agreement substantially in the form of Exhibit A attached hereto executed as of the date hereof by each of the members of the Board of Directors of Northwest and holders of more than 10% of Northwest Stock (as defined below) pursuant to which he or she will vote his or her shares of Northwest Stock in favor of this Agreement and the transactions contemplated hereby;

Section 5.8 Affiliates’ Letters. No later than the fifteenth (15th) day following the date of execution of this Agreement, Northwest shall deliver to Texas United, after consultation with legal counsel, a list of names and addresses of those persons who are then “affiliates” of Northwest with respect to the Merger within the meaning of Rule 144 under the Securities Act. There shall be added to such list the names and addresses of any other person (within the meaning of Rule 144) which Texas United identifies (by written notice to Northwest within three business days after receipt of such list) as possibly being a person who may be deemed to be an “affiliate” of Northwest within the meaning of Rule 144. Northwest shall use its commercially reasonable best efforts to cause each person identified as an “affiliate” to deliver, to Texas United, not later than the thirtieth (30th) day following the date of execution of this Agreement, a letter dated as of the date of delivery thereof in substantially the form of Exhibit B attached hereto.

Section 5.9 Conforming Accounting Adjustments. Northwest shall, if requested by Texas United, consistent with GAAP, immediately prior to Closing, make such accounting entries as Texas United may reasonably request in order to conform the accounting records of Northwest to the accounting policies and practices of Texas United. No such adjustment shall of itself constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement or be an acknowledgment by Northwest (i) of any adverse circumstances for purposes of determining whether the conditions to Texas United’s obligations under this Agreement have been satisfied, or (ii) that such adjustment is required for purposes of determining satisfaction of the condition to Texas United’s obligations under this Agreement set forth in Section 10.3 hereof or (iii) that such adjustment has any bearing on the number of shares of Texas United Common Stock issuable hereunder. No adjustment required by Texas United shall (a) require any prior filing with any governmental agency or regulatory authority or (b) violate any law, rule or regulation applicable to Northwest.

Section 5.10 Ongoing Insurance Coverage. Contemporaneously with the Closing, Northwest shall purchase an extended reporting period of not less than three (3) years after the Effective Time under Northwest’s existing directors and officers liability insurance policy (or comparable coverage), applicable to each of the directors and officers of Northwest and Northwest Bank, for purposes of covering actions occurring prior to the Effective Time.

Section 5.11 Consents to Assign and Use Leased Premises. With respect to the leases disclosed in Schedule 3.6(a), Northwest will use its best efforts to obtain all consents, approvals, authorizations, waivers or similar affirmations necessary to transfer and assign all right, title and interest of the Northwest and Northwest Bank to Texas United and to permit the use and operation of the leased premises of Northwest or its Subsidiaries by Texas United.

Section 5.12 Termination of Data Processing Contract. Immediately following the execution of this Agreement, Northwest will notify in writing the appropriate parties to ensure that its current data processing contract with Fidelity Information Services, a subsidiary of Fidelity National Financial, Inc., will, if the Merger occurs, be terminated. Such notice by Northwest will be in accordance with the terms of such data processing contract. Any termination fee or penalty with respect to the termination of such data processing contract shall not be counted as a reduction in Northwest’s Equity Capital for the purposes of the calculation set forth in Section 2.2 hereof.

Section 5.13 Releases. Northwest shall use its best efforts to have each of the directors and officers (with a title of senior vice president or above as of the date hereof) of Northwest and Northwest Bank deliver to Texas United an instrument in the form of Exhibit C attached hereto dated as of the Closing Date releasing Northwest and Texas United and their respective Subsidiaries from any and all claims of such directors and officers (except as described in such instrument).

Section 5.14 Non-Competition Agreements; Employment Agreements.

(a) Northwest shall use its best efforts to cause each of Kent McCune, W. Galen McCune and Bryan Mitchell and each director of Northwest to execute a non-competition agreement in the form attached hereto as Exhibit D for the benefit of Texas United and/or GNB Financial to be effective as of the Effective Time. The non-competition agreements shall be for a term of two (2) years.

(b) Northwest shall use its best efforts to cause each of Kent McCune and W. Galen McCune to enter into an employment agreement with Texas United and/or GNB Financial for a two (2) year term to be effective as of the effective time of the Merger in form and substance satisfactory to Texas United.

Section 5.15 Notification of Loans. Northwest shall, and shall cause Northwest Bank to, report to Texas United in writing all new loans over $500,000 and all modifications of loans within two (2) business days following the approval of the loan by the appropriate officer and/or committee.

VI. COVENANTS OF TEXAS UNITED

Texas United covenants and agrees with Northwest as follows by this Agreement:

Section 6.1 Reasonable Best Efforts. As promptly as practicable after the date hereof, Texas United will prepare and file all necessary applications with the Federal Reserve, the FDIC, the TDB and any other appropriate regulatory authorities having jurisdiction over the transactions contemplated by this Agreement. Texas United shall take all reasonable action to aid and assist in the consummation of the Merger, and will use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions which are necessary, proper or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all regulatory authorities having jurisdiction over the transactions contemplated by this Agreement.

Section 6.2 Registration Statement. Texas United shall prepare and file with the SEC a Registration Statement on Form S-4 under the Securities Act and any other applicable documents, relating to the shares of Texas United Common Stock to be delivered to the shareholders of Northwest pursuant to this Agreement, and will use its best efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, and at the time of mailing thereof to Northwest’s shareholders, at the time of each of the Northwest shareholders’ meeting held to approve this Agreement and at the Effective Time of the Merger, the prospectus included as part of the Registration Statement (the “Prospectus”) will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading; provided, however, that none of the provisions of this paragraph shall apply to statements in or omissions from the Registration Statement or the Prospectus made in reliance upon and in conformity with information furnished by Northwest for use in the Registration Statement or the Prospectus.

Section 6.3 Nasdaq Listing. Texas United will file all documents required to be filed to have the shares of the Texas United Common Stock to be issued pursuant to the Agreement included for quotation on Nasdaq and use its best efforts to effect said listing.

Section 6.4 Issuance of Texas United Common Stock. The shares of Texas United Common Stock to be issued by Texas United to the shareholders of Northwest pursuant to this Agreement will, on the issuance and delivery to such shareholders pursuant to this Agreement, be duty authorized, validly issued, fully paid and nonassessable. The shares of Texas United Common Stock to be delivered to the shareholders of Northwest pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of Texas United or any other person, firm or entity.

Section 6.5 Access to Properties and Records. To the extent permitted by applicable laws and any applicable contractual obligations, Texas United will (i) afford the executive officers and authorized representatives (including legal counsel, accountants and consultants) of Northwest full access upon reasonable notice to the properties, books and records of Texas United and GNB Financial in order that Northwest may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of Texas United, and (ii) furnish Northwest with such additional financial and operational data and other information as to the business and properties of Texas United as Northwest shall, from time to time, reasonably request. As soon as practicable after they become available, Texas United will deliver or make available to Northwest all unaudited quarterly financial statements prepared for the internal use of management of Texas United and all Call Reports filed by GNB Financial with the appropriate federal regulatory authority after the date of this Agreement. All such financial statements shall be prepared in accordance with GAAP (or regulatory accounting principles, as applicable) applied on a consistent basis with previous accounting periods. In the event of the termination of this Agreement, Northwest will return to Texas United all documents and other information obtained pursuant hereto and will keep confidential any information obtained pursuant to this Agreement.

Section 6.6 Appointment of Directors.

(a) Texas United agrees, at or prior to the Effective Time, to take all actions necessary to (i) increase by one (1) the number of positions on the Texas United Board of Directors and (ii) cause Brian Mitchell to be elected or appointed as a director of Texas United at the Effective Time, if he is still a member of the Northwest Board of Directors immediately prior to the Effective Time and if he is willing and eligible to serve as a director of Texas United.

(b) Texas United agrees, at or prior to the Effective Time, to take, or cause to be taken, all actions necessary to (i) increase by two (2) the number of positions on the GNB Financial Board of Directors and (ii) cause each of Kent McCune and Galen McCune to be elected or appointed as a director of GNB Financial at the Effective Time, if each such person is still a member of the Northwest Board of Directors immediately prior to the Effective Time and if each is willing and eligible to serve as a director of GNB Financial.

Section 6.7 Rule 144 Compliance. For a period of not less than two (2) years after the date hereof (or such shorter period of time as may be applicable for “Affiliates” of Northwest to sell shares of Texas United Common Stock in accordance with Rule 145 of the Securities Act), Texas United shall use its best efforts to file in a timely manner all reports with the SEC required to be filed by it pursuant to Section 13 and Section 15(d) of the Exchange Act.

VII. MUTUAL COVENANTS OF NORTHWEST AND TEXAS UNITED

Section 7.1 Notification; Updated Disclosure Schedules. Northwest shall give prompt notice to Texas United, and Texas United shall give prompt notice to the Northwest, of (i) any representation or warranty made by it in this Agreement becoming untrue or inaccurate in any material respect, including, without limitation, as a result of any change in a Disclosure Schedule, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 7.2 Confidentiality. Neither Texas United nor Northwest will, directly or indirectly, before or after the consummation or termination of this Agreement, disclose any confidential information, whether written or oral (“Subject Information”) acquired from the other party to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, other than in connection with the regulatory notice and application process or, after termination of this Agreement pursuant to Section 9.1 hereof, use such Subject Information for its own purposes or for the benefit of any person, firm, corporation, association, or other entity under any circumstances. The term “Subject Information” does not include any information that (i) at the time of disclosure or thereafter is generally available to and known to the public, other than by a breach of this Agreement by the disclosing party, (ii) was available to the disclosing party on a nonconfidential basis from a source other than the nondisclosing party or (iii) was independently acquired or developed without violating any obligations of this Agreement.

Section 7.3 Publicity. Except as otherwise required by applicable law, the rules of the Nasdaq or in connection with the regulatory approval process, as long as this Agreement is in effect, neither Texas United nor Northwest shall, nor shall they permit any of their officers, directors or representatives to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that this shall not include notices required to be published pursuant to the regulatory application process. The parties agree that they will make a good faith effort to reach agreement expeditiously on such press releases, announcements or other public statements.

Section 7.4 Employee Benefit Plans.

(a) Northwest shall execute and deliver such instruments and take such other actions as Texas United may reasonably require in order to cause the amendment or termination of any of its employee benefit plans on terms satisfactory to Texas United and in accordance with applicable law and effective no later than the Closing Date. Texas United agrees that the employees of Northwest who continue their employment after the Closing Date (the “Northwest Employees”) will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of Texas United and State Bank, in accordance with the respective terms of such plans and programs, and Texas United shall take all actions necessary or appropriate to facilitate coverage of the Company Employees in such plans and programs from and after the Closing Date, subject to paragraphs (b) and (c) of this Section 7.4.

(b) Each Northwest Employee will be entitled to credit for prior service with the Northwest for all purposes under the employee welfare benefit plans and other employee benefit plans and programs (including any severance programs but excluding stock option plans), sponsored by Texas United or State Bank to the extent Northwest sponsored a similar type of plan in which the Northwest Employees participated immediately prior to the Closing Date. Any eligibility waiting period and pre-existing condition exclusion applicable to such plans and programs shall be waived with respect to each Northwest Employee and their eligible dependents. For purposes of determining Northwest Employee’s benefits for the calendar year in which the Merger occurs under Texas United’s vacation program, any vacation taken by a Northwest Employee immediately preceding the Closing Date for the calendar year in which the Merger occurs will be deducted from the total Texas United vacation benefit available to such Northwest Employee for such calendar year. Texas United further agrees to credit each Northwest Employee and their eligible dependents for the year during which coverage under Texas United’s group health plan begins, with any deductibles already incurred during such year, under the Northwest’s group health plan.

(c) Each Northwest Employee shall be entitled to credit for past service with Northwest for the purpose of satisfying any eligibility or vesting periods applicable to Texas United’s employee benefit plans which are subject to Sections 401(a) and 501(a) of the Code.

VIII. CLOSING

Section 8.1 Closing. Subject to the other provisions of this Article VIII, on a mutually acceptable date (“Closing Date”) as soon as practicable within a thirty (30) day period commencing with the latest of the following dates:

(a) the receipt of all requisite shareholder approvals and the last approval from any requisite regulatory or supervisory authority and the expiration of any statutory or regulatory waiting period which is necessary to effect the Merger; or

(b) if the transactions contemplated by this Agreement are being contested in any legal proceeding and Texas United or Northwest, pursuant to Section 12.1 herein, have elected to contest the same, then the date that such proceeding has been brought to a conclusion favorable, in the judgment of each of Texas United and Northwest, to the consummation of the transactions contemplated herein, or such prior date as each of Texas United and Northwest shall elect whether or not such proceeding has been brought to a conclusion.

A meeting (“Closing”) will take place at which the parties to this Agreement will exchange certificates, opinions, letters and other documents in order to determine whether any condition exists which would permit the parties hereto to terminate this Agreement. If no such condition then exists or if no party elects to exercise any right it may have to terminate this Agreement, then and thereupon the appropriate parties shall execute such documents and instruments as may be necessary or appropriate to effect the transactions contemplated by this Agreement.

The Closing shall take place at the offices of Bracewell & Giuliani LLP in Houston, Texas, or at such other place to which the parties hereto may mutually agree.

Section 8.2 Effective Time. Texas United and Northwest shall, in accordance with Section 5.04 of the TBCA, file Articles of Merger with the Secretary of State of Texas regarding the Merger. The Merger shall become effective, and the effective time of the Merger (“Effective Time”) shall occur at the date and time specified in the articles of merger to be filed with the Secretary of State of the State of Texas.

IX. TERMINATION

Section 9.1 Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a) This Agreement may be terminated by action of the Board of Directors of Texas United or Northwest at any time prior to the Effective Time if:

(i) any court of competent jurisdiction in the United States or other United States (federal or state) governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have been final and non-appealable;

(ii) any of the transactions contemplated by this Agreement are disapproved by any regulatory authority or other person whose approval is required to consummate any of such transactions; or

(iii) the Merger shall not have become effective on or before the one hundred and eightieth (180th) day following the date of this Agreement, or such later date as shall have been approved in writing by the Boards of Directors of Texas United and Northwest; provided, however, that the right to terminate under this Section 9.1(a)(iii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or has resulted in, the failure of the Merger to become effective on or before such date;

(b) This Agreement may be terminated at any time prior to the Closing by the Board of Directors of Northwest if (i) Texas United shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Texas United contained herein shall be inaccurate in any material respect or (ii) any of the conditions set forth in Article XI have not been met or waived by Northwest. In the event the Board of Directors of Northwest desires to terminate this Agreement because of an alleged breach or inaccuracy or change as provided in clause (i) above, such Board of Directors must notify Texas United in writing of its intent to terminate stating the reason therefor. Texas United shall have fifteen (15) days from the receipt of such notice to cure the alleged breach or inaccuracy, subject to the approval of Northwest (which approval shall not be unreasonably withheld or delayed).

(c) This Agreement may be terminated at any time prior to the Closing by action of the Board of Directors of Texas United if (i) Northwest shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Northwest contained herein shall be inaccurate in any material respect, (ii) any of the conditions set forth in Article X have not been met or waived by Texas United or (iii) the Board of Directors of Texas United reasonably concludes, after consulting with counsel, that Texas United will be unable to obtain any regulatory approval required in order to consummate the Merger or any such approval is accompanied by terms or conditions which materially and adversely impact the financial consequences of the Merger to Texas United. In the event the Board of Directors of Texas United desires to terminate this Agreement because of an alleged breach or inaccuracy or change as provided in clause (i) above, the Board of Directors must notify Northwest in writing of its intent to terminate stating the cause therefor. Northwest shall have fifteen (15) days from the receipt of such notice to cure the alleged breach or inaccuracy, subject to the approval of Texas United (which approval shall not be unreasonably withheld or delayed).

(d) This Agreement may be terminated by either Texas United or Northwest if the approval of the shareholders of Northwest contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the Northwest Shareholder Meeting at which such shareholders consider the approval of the Agreement.

(e) This Agreement may be terminated at any time prior to the Effective Time with the mutual written consent of Texas United and Northwest and the approval of such action by their respective Boards of Directors.

(f) This Agreement may be terminated at any time prior to the Closing by the Board of Directors of Northwest if prior to the Effective Time, Northwest shall have received a bona fide Acquisition Proposal (as defined in Section 9.3(c)) and the Northwest Board of Directors determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the written advice of independent legal counsel and as to financial matters on the written advice of an investment banking firm of national reputation, that such alternative Acquisition Proposal (if consummated pursuant to its terms) is a Superior Proposal (as defined in Section 9.3(d)) and that the failure to terminate this Agreement and accept such Superior Proposal would be inconsistent with the proper exercise of such fiduciary duties; provided, however, that termination under this clause (ii) shall not be deemed effective until payment of the Termination Fee required by Section 9.3.

(g) This Agreement may be terminated at any time prior to the Closing by the Board of Directors of Texas United if the Northwest Board of Directors shall have (i) resolved to accept an Acquisition Proposal, (ii) recommended to the shareholders of Northwest that they tender their shares in a tender or exchange offer commenced by a third party or (iii) withdrawn or modified, in any manner that is adverse to Texas United, its recommendation or approval of this Agreement or the Merger or recommended to the Northwest shareholders acceptance or approval of any alternative Acquisition Proposal, or shall have resolved to do the foregoing.

Section 9.2 Effect of Termination. In the event of termination of this Agreement by either Texas United or Northwest as provided under Section 9.1 hereof or abandonment of the Merger without breach by any party hereto, this Agreement (other than Section 7.2) shall become void and have no effect, without any liability on the part of any party or its directors, officers, agents, representatives or shareholders, except that the provisions of this Section 9.2, Section 7.2 and Section 13.4 shall survive any such termination and abandonment. Nothing contained in this Section 9.2 shall relieve any party of any liability for a breach of this Agreement; provided that notwithstanding any provision in this Agreement to the contrary, the sole remedy available to a party for any unknowing misrepresentation or breach of warranty by the other party which is discovered by the non-breaching party prior to the Closing Date shall be the termination of this Agreement.

Section 9.3 Northwest Termination Fee. To compensate Texas United for entering into this Agreement, taking actions to consummate the transactions contemplated hereunder and incurring the costs and expenses related thereto and other losses and expenses, including foregoing the pursuit of other opportunities by Texas United, Northwest and Texas United agree as follows:

(a) Provided that Texas United shall not be in material breach of any covenant or obligation under this Agreement (which breach has not been cured promptly following receipt of written notice thereof by Northwest specifying in reasonable detail the basis of such alleged breach), Northwest shall pay to Texas United the sum of $1,000,000 (the “Termination Fee”) if this Agreement is terminated (i) by Northwest under the provisions of Section 9.1(f), (ii) by either Texas United or Northwest under the provisions of Section 9.1(d), if at the time of any failure by the shareholders of Northwest to approve and adopt this Agreement and the Merger there shall exist an Acquisition Proposal with respect to Northwest and, within twelve months of the termination of this Agreement, Northwest enters into a definitive agreement with any third party with respect to any Acquisition Proposal or (iii) by Texas United under the provisions of Section 9.1(g).

(b) Any payment required by paragraph (a) of this Section 9.3 shall become payable within two (2) business days after receipt by the non-terminating party of written notice of termination of this Agreement; provided, however, that if such termination payment is required pursuant to clause (ii) of Section 9.3(a), then such termination payment shall become payable within two (2) business days after the execution and delivery by Northwest of such definitive agreement.

(c) For purposes of this Agreement, “Acquisition Proposal” means a written offer or proposal which contains a fixed price per share or a mathematically ascertainable formula for calculating a price per share for the Northwest Stock regarding any of the following (other than the transactions contemplated by this Agreement) involving Northwest or any Subsidiary: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution or other similar transaction involving any sale, lease, exchange, mortgage, pledge, transfer or other disposition of, all or substantially all of the assets or equity securities or deposits of, Northwest or any Subsidiary, in a single transaction or series of related transactions which could reasonably be expected to impede, interfere with, prevent or materially delay the completion of the Merger; (ii) any tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of Northwest or the filing of a registration statement under the Securities Act in connection therewith; or (iii) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

(d) For purposes of this Agreement, “Superior Proposal” means a bona fide Acquisition Proposal made by a third person that the Board of Directors of Northwest determines in its good faith judgment to be more favorable to Northwest’s shareholders than the Merger (taking into account, in good faith, the written opinion, with only customary qualifications, of Northwest’s independent financial advisor that the value of the consideration to Northwest’s shareholders provided for in such proposal exceeds the value of the consideration to Northwest’s shareholders provided for in the Merger) and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of Northwest (taking into account, in good faith, the written advice of Northwest’s independent financial advisor), is reasonably capable of being obtained by such third person.

X. CONDITIONS TO OBLIGATIONS OF TEXAS UNITED

The obligations of Texas United under this Agreement are subject to the satisfaction, at or prior to the Closing Date of all of the following conditions, which may be waived by Texas United in its sole discretion:

Section 10.1 Compliance with Representations and Warranties.

(a) Each of the representations and warranties made by Northwest in this Agreement must have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, except to the extent such representations and warranties are by their Northwest provisions made as of a specified date, and Texas United shall have received a certificate signed on behalf of Northwest by the chief executive officer of Northwest to that effect.

(b) Each of the representations and warranties made by Northwest in Article III which is qualified by a materiality standard must have been accurate in all respects when made and shall be true and correct in all respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, except to the extent such representations and warranties are by their Northwest provisions made as of a specified date, and Texas United shall have received a certificate signed on behalf of Northwest by the chief executive officer of Northwest to that effect.

Section 10.2 Performance of Obligations. Northwest shall have performed or complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with prior to or at the Closing. Texas United shall have received a certificate signed on behalf of Northwest by the by the chief executive officer of Northwest to that effect.

Section 10.3 Absence of Material Adverse Change. There shall have been no change after the date hereof in the assets, properties, business or financial condition of Northwest or any of its Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on Northwest.

Section 10.4 Releases and Resignations. Each of the officers (with a title of senior vice president or above as of the date hereof) and directors of Northwest and Northwest Bank shall deliver to Texas United an instrument in the form of Exhibit C hereto dated as of the Closing Date releasing the Northwest and its Subsidiaries and Texas United and its Subsidiaries from any and all claims of such directors and officers (except as described in such instrument). The directors of each of Northwest and Northwest Bank shall have delivered to Texas United their respective resignations.

Section 10.5 Tax Opinion. Texas United shall have received an opinion of counsel to Texas United and Northwest shall have received an opinion of counsel to Northwest, in each case dated the Closing Date, to the effect that, based on the terms of this Agreement and on the basis of certain facts, representations and opinions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of Texas United, Northwest and others.

Section 10.6 Non-Competition Agreements; Employment Agreements.

(a) Each of Kent McCune, W. Galen McCune and Bryan Mitchell and each director of Northwest shall have entered into a non-competition agreement with Texas United and/or GNB Financial, with each agreement being for a term of two (2) years.

(b) Each of Kent McCune and W. Galen McCune shall have entered into an employment agreement with Texas United and/or GNB Financial, having a two (2) year term, as contemplated by Section 5.14 hereof.

Section 10.7 Reserve for Loan Losses. The allowance for loan losses of Northwest immediately prior to and as of the Closing Date shall equal at least 1.0% of total loans as of such dates.

XI. CONDITIONS TO OBLIGATIONS OF NORTHWEST

The obligations of Northwest under this Agreement are subject to the satisfaction, at or prior to the Closing Date, of the following conditions, which may be waived by Northwest in its sole discretion:

Section 11.1 Compliance with Representations and Warranties.

(a) Each of the representations and warranties made by Texas United in this Agreement must have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, except to the extent such representations and warranties are by their Northwest provisions made as of a specified date, and Northwest shall have received a certificate signed on behalf of Texas United by the chief executive officer of Texas United to that effect.

(b) Each of the representations and warranties made by Texas United in Article IV which is qualified by a materiality standard must have been accurate in all respects when made and shall be true and correct in all respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, except to the extent such representations and warranties are by their Northwest provisions made as of a specified date, and Northwest shall have received a certificate signed on behalf of Texas United by the chief executive officer of Texas United to that effect.

Section 11.2 Performance of Obligations. Texas United shall have performed or complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with prior to or at the Closing. Northwest shall have received a certificate signed by the by the chief executive officer of Texas United to that effect.

Section 11.3 Absence of Material Adverse Changes. There shall have been no change after the date hereof in the assets, properties, business or financial condition of Texas United which, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on Texas United.

Section 11.4 Tax Opinion. Northwest shall have received an opinion of counsel to Northwest and Texas United shall have received an opinion of counsel to Texas United, in each case dated the Closing Date, to the effect that, based on the terms of this Agreement and on the basis of certain facts, representations and opinions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of Northwest, Texas United and others.

XII. MUTUAL CONDITIONS TO RESPECTIVE OBLIGATIONS OF

TEXAS UNITED AND NORTHWEST

The respective obligations of Texas United and Northwest under this Agreement are subject to the satisfaction of the following conditions which may be waived by Texas United and Northwest, respectively, in their sole discretion:

Section 12.1 Government Approvals. Texas United shall have received the approval, or waiver of approval, of the transactions contemplated by this Agreement from all necessary governmental agencies and authorities, including the Federal Reserve, the FDIC, the TDB, and any other regulatory agency whose approval must be received in order to consummate the Merger and the transactions contemplated hereby and all statutory waiting periods in respect thereof shall have expired, which approvals shall not impose any restrictions on the operations of the Continuing Company which would reduce the benefits of the transactions contemplated by this Agreement in such a manner that Texas United in its good faith and reasonable judgment, would not have entered into this Agreement had such restrictions been known at the date hereof; and such approvals and the transactions contemplated hereby shall not have been contested by any federal or state governmental authority. It is understood that, if any such contest is brought by formal proceeding, Texas United or Northwest may, but shall not be obligated to, answer and defend such contest or otherwise pursue the Merger over such objection.

Section 12.2 Shareholder Approval. The shareholders of Northwest shall have approved this Agreement and the transactions contemplated hereby by the requisite vote.

Section 12.3 Registration of Texas United Common Stock. The Registration Statement covering the shares of Texas United Common Stock to be issued in the Merger shall have become effective under the Securities Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated or continuing, or have been threatened and be unresolved, and all necessary approvals under state’s securities laws, if any, relating to the issuance or trading of the Texas United Common Stock to be issued in the Merger shall have been received.

Section 12.4 Listing of Texas United Common Stock. The shares of Texas United Common Stock to be delivered to the shareholders of Northwest pursuant to this Agreement shall have been authorized for listing on Nasdaq.

XIII. MISCELLANEOUS

Section 13.1 Definitions.

(a) Except as otherwise provided herein, the term “Subsidiary” shall mean, in the case of either Texas United or Northwest, any corporation, association or other entity in which it owns or controls, directly or indirectly, 25% or more of the outstanding voting securities or 25% or more of the total equity interest; provided, however, that the term shall not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.

(b) “Material Adverse Effect” with respect to any party means any effect that is material and adverse to (i) the financial position, business or results of operations or financial performance of such party and its subsidiaries, taken as a whole, or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities, (ii) changes in GAAP or regulatory accounting requirements applicable to banks generally, (iii) changes in general economic conditions affecting banks generally, (iv) any modifications or changes to valuation policies and practices in connection with the transactions contemplated hereby or restructuring charges taken in connection with the transactions contemplated hereby, in each case in accordance with GAAP and (v) reasonable expenses incurred in connection with the transactions contemplated hereby.

(c) “Affiliate” means any natural corporation, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or governmental authority that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the person specified.

Section 13.2 Non-Survival of Representations and Warranties. The representations, warranties, covenants and agreements of Texas United and Northwest contained in this Agreement shall terminate at the Closing, other than covenants that by their terms are to be performed after the Effective Time (including Sections 2.4, 6.5, 7.2 and 7.4), which shall survive the Closing.

Section 13.3 Amendments. To the extent permitted by applicable law, this Agreement may be amended only by a writing signed by Texas United and Northwest at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that the Merger Consideration to be received by the shareholders of Northwest pursuant to this Agreement shall not be decreased subsequent to the approval of the transactions contemplated by the Agreement without the further approval by such shareholders.

Section 13.4 Expenses. Except as set forth in Section 9.3, whether or not the transactions provided for herein are consummated, each party to this Agreement will pay its respective expenses incurred in connection with the preparation and performance of its obligations under this Agreement. Such expenses shall include, but not be limited to, fees and expenses of its own counsel, financial or other consultants, investment bankers and accountants, and filing, registration, application and printing fees. Similarly, each party agrees to indemnify the other party against any cost, expense or liability (including reasonable attorneys’ fees) in respect of any claim made by any party for a broker’s or finder’s fee in connection with this transaction other than one based on communications between the party and the claimant seeking indemnification.

Section 13.5 Notices. Except as explicitly provided herein, any notice or communication given hereunder shall be in writing and shall be delivered in person or mailed by certified or first class mail, postage prepaid or sent by courier or by facsimile to the persons at the addresses set forth below (or at other address as may be provided hereunder):

If to Texas United:

Texas United Bancshares, Inc.

202 West Colorado

La Grange, Texas 78945

Facsimile: (979) 968-6513

Attention: Mr. L. Don Stricklin

With a copy to:

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

Facsimile: (713) 221-1212

Attention: Ms. Charlotte M. Rasche

If to Northwest:

Northwest Bancshares, Inc.

615 Byron Nelson Blvd.

Roanoke, Texas 76262

Facsimile: (817) 378-2291

Attention: Mr. W. Galen McCune

With a copy to:

Dover, Dixon & Horne PLLC

425 West Capitol Avenue, 37th Floor

Little Rock, Arkansas 72201

Facsimile: (501) 372-7142

Attention: Mr. Garland Binns

All notices sent by mail as provided above shall be deemed delivered three (3) days after deposit in the mail. All notices sent by courier as provided above shall be deemed delivered one day after being sent and all notices sent by facsimile shall be deemed delivered upon confirmation of receipt. All other notices, including notices of changes of address, shall be deemed delivered when actually received. Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided.

Section 13.6 Governing Law. All questions concerning the validity, operation and interpretation of this Agreement and the performance of the obligations imposed upon the parties hereunder shall be governed by the laws of the State of Texas, without taking into account provisions regarding choice of law.

Section 13.7 Headings. The headings and titles to the sections of this Agreement are inserted for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

Section 13.8 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 13.9 Severability. Except to the extent that application of this Section 13.9 would have a Material Adverse Effect on Northwest or Texas United, as applicable, any term or other provision prohibited by or unlawful or unenforceable under any applicable law or any jurisdiction shall as to such jurisdiction be ineffective, without affecting any other provision of this Agreement, or shall be deemed to be severed or modified to conform with such law, and the remaining provisions of this Agreement shall remain in force, provided that the purpose of the Agreement can be effected. To the fullest extent, however, that the provisions of such applicable law may be waived, they are hereby waived, to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms.

Section 13.10 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assigned by any party hereto without the prior written consent of the other parties.

Section 13.11 Entire Agreement. All understandings and agreements heretofore made between the parties hereto are merged in this Agreement which (together with any agreements executed by the parties hereto contemporaneously with or subsequent to the execution of this Agreement) shall be the sole expression of the agreement of the parties respecting the Merger.

Section 13.12 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed to constitute one and the same instrument.

Section 13.13 Binding on Successors. Except as otherwise provided herein, this Agreement shall be binding upon, and shall inure to the benefit of, the parties and their respective heirs, executors, trustees, administrators, guardians, successors and assigns.

Section 13.14 Gender. Any pronoun used herein shall refer to any gender, either masculine, feminine or neuter, as the context requires.

Section 13.15 Disclosures. Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any section of this Agreement or any schedule attached hereto shall be deemed to be disclosure for purposes of any section herein or schedule hereto; provided that the relevance of such disclosure is cross-referenced to such other representations or warranties and is reasonably apparent from the terms of such disclosure.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first above written.

TEXAS UNITED BANCSHARES, INC.

By:	/s/ L. DON STRICKLIN
Name:	L. Don Stricklin
Title:	President and Chief Executive Officer

ATTEST:

By:	/s/ JEFFREY A. WILKINSON
Its:	CFO

NORTHWEST BANCSHARES, INC.

By:	/s/ W. GALEN MCCUNE
Name:	W. Galen McCune
Title:	Chairman of the Board

ATTEST:

By:	/s/ KENT MCCUNE
Its:	President and COO

[Signature Page to Agreement and Plan of Reorganization]

Appendix B

February 10, 2006

Board of Directors

Northwest Bancshares, Inc.

615 Byron Nelson Blvd.

Roanoke, Texas 76262

Members of the Board:

You have requested that we update our written fairness opinion (the “Opinion”) dated as of November 22, 2005 as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Northwest Bancshares, Inc. (“Northwest”) of the Agreement and Plan of Reorganization, as defined below, in the proposed merger between Northwest and Texas United Bancshares, Inc., a Texas corporation, La Grange, Texas (the “Company”).

Pursuant to the Agreement and Plan of Reorganization dated on or about November 22, 2005 (the “Merger Agreement”), the Company has agreed to exchange $31,000,000 consisting of cash in the amount of $12,400,000 and common stock of the Company valued at $18,600,000 for all of Northwest’s outstanding shares of common stock, which amounts to approximately $0.62 per fully-diluted share (the “Merger Consideration”). The value received by the holders of Northwest common stock and the composition of the Merger Consideration may be adjusted pursuant to the terms of the Merger Agreement.

Pursuant to the Merger Agreement, Northwest will be merged with and into GNB Financial, a wholly owned subsidiary of the Company.

Alex Sheshunoff & Co. Investment Banking, LP (“Sheshunoff”) is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. We are experienced in these activities and have performed assignments similar in nature to that requested by Northwest on numerous occasions.

In connection with our opinion, we, among other things:

1.	Reviewed a draft of the Merger Agreement;

2.	Evaluated Northwest’s consolidated results based upon a review of its regulatory reports for the five-year period ending December 31, 2004 and the interim period through September 30, 2005;

3.	Evaluated Northwest’s audited financial statements for the years 2001, 2002 and 2003;

4.	Conducted conversations with executive management regarding recent and projected financial performance of Northwest;

5.	Compared Northwest’s recent operating results with those of certain other banks in the United States that have recently been acquired;

6.	Compared Northwest’s recent operating results with those of certain other banks located in Texas that have recently been acquired;

7.	Compared the pricing multiples for Northwest in the Merger to those of certain other banks in the United States that have recently been acquired;

B-1

Northwest Bancshares, Inc.

February 10, 2006

8.	Compared the pricing multiples for Northwest in the Merger to those of certain other banks located in Texas that have recently been acquired;

9.	Analyzed the present value of the after-tax cash flows Northwest could produce through the year 2009, based on projections provided by Northwest’s management;

10.	Reviewed the historical stock price data and trading volume of the Company’s common stock and the lack of any active market for the common stock of Northwest;

11.	Performed drive-by inspections of each of the branches owned and operated by Northwest;

12.	Held various meetings with Northwest’s management to discuss the potential sale of Northwest; and

13.	Performed such other analyses, as we deemed appropriate.

We assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by Northwest for the purposes of this Opinion. In addition, where appropriate, we relied upon publicly available information that we believe to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

We did not make an independent evaluation of the assets or liabilities of Northwest or the Company, nor were we furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for each of the companies are, in the aggregate, adequate to cover such losses.

We assumed that all required regulatory approvals will be received in a timely fashion and without any conditions or requirements that could adversely affect the Merger or the Company’s operations following the Merger.

Our Opinion is necessarily based on economic, market, and other conditions as they existed on the Opinion date, and the information made available to us as the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this Opinion. Northwest’s management has informed Sheshunoff that it knows of no additional information that would have a material effect on our Opinion. Sheshunoff is not obligated to update (except for the Proxy Statement), revise, or affirm this Opinion.

Our Opinion is limited to the fairness of the Merger Consideration, from a financial point of view, to all holders of Northwest common stock. Moreover, this letter and the opinion expressed herein do not constitute a recommendation to any stockholder as to any approval of the Merger or the Merger Agreement. It is understood that this letter is for the information of the Board of Directors of Northwest and may not be used for any other purpose without our prior written consent.

Based on the foregoing and such other matters we have deemed relevant, it is our Opinion, as of the date hereof, that the Merger Consideration to be received by the Northwest stockholders pursuant to the Merger is fair, from a financial point of view.

Very truly yours,

ALEX SHESHUNOFF & CO. INVESTMENT BANKING, LP

B-2

Appendix C

DISSENTERS’ RIGHTS UNDER THE TEXAS BUSINESS CORPORATION ACT

Art. 5.11.	Rights of Dissenting Shareholders in the Event of Certain Corporate Actions

A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

(1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

(2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

(3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if:

(1) the shares, or depository receipts in respect of the shares, held by the shareholder are part of a class or series, shares, or depository receipts in respect of the shares, of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:

(a) listed on a national securities exchange;

(b) listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

(c) held of record by not less than 2,000 holders;

(2) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder’s shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder; and

(3) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder’s shares any consideration other than:

(a) shares, or depository receipts in respect of the shares, of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares, or depository receipts in respect of the shares, of which are:

(i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

(ii) approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

(iii) held of record by not less than 2,000 holders;

(b) cash in lieu of fractional shares otherwise entitled to be received; or

(c) any combination of the securities and cash described in Subdivisions (a) and (b) of this subsection.

Art. 5.12.	Procedure for Dissent by Shareholders as to Said Corporate Actions

A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

(1) (a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder’s right to dissent will be exercised if the action is effective and giving the shareholder’s address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

(b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder’s right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

(2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic)

or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

(3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder’s shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

Art. 5.13.	Provisions Affecting Remedies of Dissenting Shareholders

A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder’s rights under Articles 5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder’s rights under Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article 5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers of Texas United.

The Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws of Texas United (the “Company”) require the Company to indemnify and hold harmless any person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because such person was or is a director or officer of the Company, if it is determined that such person (i) conducted himself in good faith; (ii) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the Company, that his conduct was in the Company’s best interest, or (b) in other cases, that his conduct was at least not opposed to the Company’s best interests; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, provided, however, that in the event that the director or officer is found liable to the Company or is found liable on the basis that personal benefit was improperly received by such director or officer, whether or not the benefit resulted from an action taken in his official capacity as a director or officer of the Company, the indemnification (i) is limited to reasonable expenses actually incurred by such person in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to the Company.

The Company’s Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws require the Company to indemnify a director or officer against reasonable expenses incurred in connection with a proceeding in which he is named a defendant or respondent because he is or was a director or officer, if he has been wholly successful on the merits or otherwise in the defense of the proceeding. The indemnification by the Company shall be to the fullest extent authorized or permitted by applicable law, as such law exists or is amended, but only to the extent that such amendment permits the Company to provide broader indemnification rights than permitted prior to the amendment.

The Company’s Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws of the Company provide that the Company is not obligated to reimburse the amount of any settlement unless it has agreed in writing to such settlement. Further, the Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws of the Company provide that where any person unreasonably fails to enter into a settlement of a proceeding, the indemnification obligation of the Company in connection with such proceeding is limited to the total amount at which a settlement could have been made and the expenses incurred by such person prior to the time the settlement could have been effected.

The Company’s Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws of the Company require the expenses of a director or officer incurred as a party to a proceeding to be paid by the Company as they are incurred and in advance of the final disposition of the proceeding, if the director or officer furnishes the Company with (i) a written statement of his good faith belief that he has met the standard of conduct necessary for indemnification under applicable laws and regulations and (ii) an unlimited, general written undertaking by or on behalf of such officer or director to repay all amounts advanced by the Company if it is ultimately determined that such person has not met such standards or that indemnification of such person in connection with such proceeding is prohibited by the Company’s Amended and Restated Articles of Incorporation or under applicable law or regulation.

The Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws permit a director or officer to enforce his rights to indemnification or advance payment for expenses in a suit brought against the Company if such request for indemnification or advance payment for expenses is wholly or partially refused by the Company or if there is no determination with respect to such request within 60 days from receipt by the Company of written notice from the director or officer for such a determination. If such director or officer is successful in establishing in a suit his entitlement to receive or recover an advancement of expenses or a right to indemnification, in whole or in part, the Company is required to indemnify such officer or director for costs and expenses incurred in such suit. It is not a defense to the suit and does not create a presumption that the director or officer has not met the applicable standard of conduct where (i) the Company or independent legal counsel have failed to make a determination prior to the commencement of such suit that indemnification of such director or officer is proper in the circumstances because the director or officer has met the applicable standard of conduct or (ii) the Company or independent legal counsel have made a determination that the director or officer has not met such applicable standard of conduct. In such a suit, the burden is on the Company to prove that such director or officer is not entitled to indemnification or advancement of expenses. It is a defense under such suit that the claimant has not met the standard of conduct set forth in the Texas Business Corporation Act.

The Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws provide that the right to indemnification and advancement of expenses as they are incurred and in advance of the final disposition of a proceeding is not exclusive of other rights to which an officer or director may be entitled to under the Amended and Restated Articles of Incorporation, Bylaws, resolution of shareholder or directors, agreement or otherwise, provided that all rights to indemnification and advancement or expenses are valid only to the extent that they are consistent with applicable laws and regulations as they may be limited by the Amended and Restated Articles of Incorporation.

The Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws permit the Company to purchase and maintain insurance on behalf of any officer or director against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as an officer or director, whether or not the Company would have the power to indemnify such person against such liability. In addition, the Company’s Amended and Restated Articles of Incorporation permit the Company to, for the benefit of the persons indemnified by the Company, (i) create a trust fund, (ii) establish any form of self-insurance, (iii) secure its indemnity obligation by grant of a security interest or other lien on the assets of the Company, or (iv) establish a letter of credit, guaranty, or surety arrangement.

The Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws of the Company were previously filed with the Securities and Exchange Commission and are incorporated by reference to such registration statements.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	List of Exhibits

Exhibit (1)		Description

2.1		Agreement and Plan of Reorganization between the Company and Northwest Bancshares, Inc. dated November 22, 2005 (included as Appendix A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

3.1		Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-124055))

3.2		Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-116542))

4.1		Specimen certificate representing shares of the Company’s common stock (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (Registration No. 333-84644))

5.1	*	Opinion of Bracewell & Giuliani LLP regarding the legality of the securities being registered

8.1	*	Opinion of Bracewell & Giuliani LLP as to certain tax matters

8.2	*	Opinion of Dover Dixon Horne PLLC as to certain tax matters

Exhibit (1)		Description

10.1†	*	Form of Employment Agreement between the Company and Kent McCune

23.1		Consent of BKD, LLP, independent registered public accounting firm of the Company

23.2		Consent of Grant Thornton LLP, former independent registered public accounting firm of the Company

23.3*		Consent of Bracewell & Giuliani LLP included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference

23.4*		Consent of Bracewell & Giuliani LLP included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference

23.5*		Consent of Dover Dixon Horne PLLC included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference

24.1		Power of Attorney of directors and officers of the Company, included on the signature page of this Form S-4 and incorporated herein by reference

99.1*		Consent of Alex Sheshunoff & Co.

99.2*		Form of Proxy for Special Meeting of Shareholders of Northwest Bancshares, Inc.

(1)	The Company has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Company hereby agrees to furnish a copy of such agreements to the Commission upon request.
†	Management contract or compensatory plan, contract or arrangement.
*	Previously filed.

(b)	Financial Statement Schedules

None. All other schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission are not required under the related restrictions or are inapplicable, and, therefore, have been omitted.

(c)	Opinion of Financial Advisor

Furnished as Appendix B to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4.

Item 22.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(g)

(1)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of La Grange and State of Texas on February 10, 2006.

TEXAS UNITED BANCSHARES, INC. (REGISTRANT)

By:	/S/ L. DON STRICKLIN
L. Don Stricklin President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ L. DON STRICKLIN L. Don Stricklin	President and Chief Executive Officer (principal executive officer)	February 10, 2006
/S/ JEFFREY A. WILKINSON Jeffrey A. Wilkinson	Executive Vice President and Chief Financial Officer (principal financial officer)	February 10, 2006
* Jimmy Jack Biffle	Director	February 10, 2006
* Bruce Frenzel	Director	February 10, 2006
* Joe Halpain	Director	February 10, 2006
* Joe Hargis	Director	February 10, 2006
* Michael Kulhanek	Director	February 10, 2006
* Lee D. Mueller, Jr.	Director	February 10, 2006
Hank Novak	Director
* Riley C. Peveto	Director	February 10, 2006
* Michael Steinhauser	Director	February 10, 2006
* Ervan E. Zouzalik	Chairman of the Board and Director	February 10, 2006

* By L. Don Stricklin pursuant to a Power of Attorney executed by the directors listed above, which Power of Attorney has previously been filed with the Securities and Exchange Commission.

By:	/S/ L. DON STRICKLIN
L. Don Stricklin Attorney-in-Fact

EXHIBIT LIST

Exhibit (1)		Description

2.1		Agreement and Plan of Reorganization between the Company and Northwest Bancshares, Inc. dated November 22, 2005 (included as Appendix A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

3.1		Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-124055))

3.2		Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-116542))

4.1		Specimen certificate representing shares of the Company’s common stock (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (Registration No. 333-84644))

5.1*		Opinion of Bracewell & Giuliani LLP regarding the legality of the securities being registered

8.1*		Opinion of Bracewell & Giuliani LLP as to certain tax matters

8.2*		Opinion of Dover Dixon Horne PLLC as to certain tax matters

10.1†	*	Form of Employment Agreement between the Company and Kent McCune

23.1		Consent of BKD, LLP, independent registered public accounting firm of the Company

23.2		Consent of Grant Thornton LLP, former independent registered public accounting firm of the Company

23.3*		Consent of Bracewell & Giuliani LLP included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference

23.4*		Consent of Bracewell & Giuliani LLP included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference

23.5*		Consent of Dover Dixon Horne PLLC included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference

24.1		Power of Attorney of directors and officers of the Company, included on the signature page of this Form S-4 and incorporated herein by reference

99.1*		Consent of Alex Sheshunoff & Co.

99.2*		Form of Proxy for Special Meeting of Shareholders of Northwest Bancshares, Inc.

(1)	The Company has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Company hereby agrees to furnish a copy of such agreements to the Commission upon request.
†	Management contract or compensatory plan, contract or arrangement.
*	Previously filed.